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As filed with the Securities and Exchange Commission on January 11, 2007

Registration No. 333-136371

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

XTENT, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3841 (Primary Standard Industrial Classification Code Number)	41-2047573 (I.R.S. Employer Identification Number)

125 Constitution Drive
Menlo Park, California 94025-1118
(650) 475-9400
(Address, including zip code and telephone number, including area code, of Registrant's principal executive offices)

Gregory D. Casciaro
President, Chief Executive Officer and Director
XTENT, Inc.
125 Constitution Drive
Menlo Park, California 94025-1118
(650) 475-9400
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

J. Casey McGlynn, Esq. Philip H. Oettinger, Esq. Elton Satusky, Esq. Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	William C. Davisson, Esq. B. Shayne Kennedy, Esq. Latham & Watkins LLP 650 Town Center Drive 20th Floor Costa Mesa, CA 92626 (714) 540-1235

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, par value $0.001	$97,290,000	$10,411

(1)
In accordance with Rule 457(o) under the Securities Act of 1933, the number of shares being registered and the proposed maximum offering price per share are not included in this table.

(2)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated January 11, 2007

4,700,000 Shares

XTENT, INC.

Common Stock

$             per share

•
XTENT, Inc. is offering 4,700,000 shares of common stock.

•
We anticipate that the initial public offering price will be between $16.00 and $18.00 per share.

•
This is our initial public offering and no public market currently exists for our shares.

•
Proposed trading symbol:
NASDAQ Global Market — XTNT.

This investment involves risk. See "Risk Factors" beginning on page 9.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to XTENT, Inc.	$	$

The underwriters have a 30-day option to purchase up to 705,000 additional shares of common stock from us to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone's investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Piper Jaffray
Cowen and Company
Lazard Capital Markets
RBC Capital Markets

The date of this prospectus is                           , 2007.

We saw the need . . .for improving the way arterial lesions are treated, for customizing stent length during the procedure, for addressing multiple lesions with a single device. Interdigitation Between Two Stent Segments Customizable Separation Catheter containing stent and balloon Catheter handle 1. Place the catheter across lesion 2. Expose requisite stent segments 3. Separate the stent segments 4. Inflate the balloon to expand stent 5. Deflate the balloon 6. Reset the catheter and redeploy

We saw the future. Welcome to XTENT. XTENT(R) Custom NX(TM)  Drug Eluting Stent (DES) Systems are designed to enable interventional cardiologists to customize the length of the stent during the procedure and address multiple lesions with a single device. Caution: XTENT Custom NX DES Systems have not been approved for sale by any regulatory authority.

You should rely only on the information contained in this prospectus and any free writing prospectus that we authorize to be delivered to you. We have not, and the underwriters have not, authorized any other person to provide you with different information. Neither this prospectus nor any related free writing prospectus is an offer to sell, nor are they seeking an offer to buy, these securities in any state where the offer or solicitation is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover of this prospectus, but the information may have changed since that date.

SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should carefully read the more detailed information set out in this prospectus, especially the risks of investing in our common stock that we discuss under the "Risk Factors" section, as well as the financial statements and the related notes to those statements included elsewhere in this prospectus. References in this prospectus to "we," "us," "our," "company" and "XTENT" refer to XTENT, Inc. unless the context requires otherwise.

Overview

We are a development stage medical device company focused on developing and commercializing our innovative customizable drug eluting stent systems for the treatment of coronary artery disease, or CAD. Our drug eluting stent systems are designed to enable physicians to customize both length and diameter of the stent at the site of the diseased section of the artery, or lesion, which we refer to as in-situ customization. Our stent systems are designed to treat longer lesions than currently available drug eluting stents and multiple lesions with the use of a single device. Our stent systems, the Custom NX 36 and the Custom NX 60, incorporate a modular cobalt chromium stent design as well as a proprietary delivery system. In addition, our stents have a drug coating that is made up of Biolimus A9, an anti-inflammatory drug, and PolyLactic Acid, a biodegradable polymer, which in combination are intended to reduce the incidence of restenosis, or renarrowing of the previously treated artery over time. We believe our technology, if approved by regulatory authorities, will enable us to compete in the approximately $5.3 billion worldwide drug eluting stent market.

We are developing 36mm and 60mm stent systems based on our proprietary technology platform. Our stent design is modular in that it consists of multiple 6mm segments in which the ends of each segment interleave with the ends of the adjacent segments, or are interdigitated. This interdigitated, modular stent design allows the physician to customize the stent length and deploy the necessary stent segments in the artery in-situ. Our delivery system incorporates a protective sheath and a proprietary mechanism to control the number of stent segments deployed. Our first two stent systems in development are the Custom NX 36 and the Custom NX 60. We believe that these two systems will enable physicians to provide a therapeutic solution for the majority of CAD patients treated with currently marketed drug eluting stents. Our Custom NX 36 is customizable in length and designed to treat single or multiple lesions. Our Custom NX 60 is designed to give physicians a suitable length stent to treat one long lesion or multiple smaller lesions with the use of one device, reducing the need for multiple catheter exchanges and related device costs. We believe that the ability to customize our stent and potentially treat multiple lesions and long lesions with one device may improve procedural efficacy and efficiency and lower costs.

Status of Regulatory Approval

Our Custom NX DES Systems are combination devices that include a stent and drug coating, for which we must receive regulatory approval as a medical device before we can market our systems. We are conducting clinical trials to evaluate our Custom NX 36 and Custom NX 60 stent and stent delivery systems. In May 2006, the eight month clinical data from our CUSTOM I clinical trial was presented at the 2006 Paris Course on Revascularization conference and in October 2006, six month clinical data from our CUSTOM II clinical trial for 40 patients was presented at the 2006 Transcatheter Cardiovascular Therapeutics conference. We believe the data from these clinical trials provided preliminary evidence of safety and efficacy and supports further development of our in-situ customization approach. We completed enrollment of our CUSTOM II and initiated our CUSTOM III clinical trials, which are designed to further evaluate the safety and efficacy of in-situ customization with our stent systems, particularly in long lesions and multiple lesions. Assuming the results from these trials are favorable, we believe that the data from our CUSTOM I, II and III clinical trials will be sufficient to support our submission to our designated Notified Body in the European Union for CE Mark. We expect to submit our application for CE Mark in late 2007. We will need premarket approval, or PMA, from the U.S. Food and Drug Administration, or FDA, before we can market our products in the United States, which we expect will require data from large clinical trials of up to 2,500 patients. To initiate these clinical trials, we must first obtain clearance of an investigational device exemption, or IDE, from the FDA. We anticipate applying for our IDE in the first half of 2007 based on the results from our CUSTOM I, II and III clinical trials. We expect to submit a PMA application to the FDA in 2009. We expect to be able to commercialize our products, at the earliest, in the European Union in the second half of 2008 and in the United States in the first half of 2010.

We license our drug coating from Occam International, B.V., or Occam, a wholly-owned subsidiary of Biosensors International Group, Ltd., which together with Occam and each of their affiliated companies, are referred to as Biosensors in this prospectus. Regulatory approvals of our products are dependent upon Biosensors obtaining a favorable opinion from the relevant drug authority on its drug master file, or DMF, in the European Union and approval from the FDA in the United States.

Market Opportunity

Coronary artery disease, or CAD, is the most common form of cardiovascular disease and the number one cause of death in the United States and Europe. CAD is primarily caused by the accumulation of fat-laden cells, also known as plaque, in the arteries leading to the heart. Over time, the accumulation of plaque in an artery, known as a lesion, narrows the diameter of its lumen, or inner channel, and may significantly reduce or stop blood flow. A reduction in blood flow to the heart can cause chest pain, a heart attack or potentially death. CAD accounts for over 650,000 deaths annually, and according to the American Heart Association, affects over 13 million Americans. Risk factors for CAD include old age, smoking, diabetes, obesity, sedentary lifestyle and an individual's genetic history.

Evolution of Treatments for Coronary Artery Disease

A number of surgical procedures and interventional therapies have been developed over the past four decades to treat CAD, each with the goal of quickly and safely restoring blood flow. The treatment of CAD has experienced significant innovation and has evolved from invasive coronary artery bypass graft surgery to percutaneous coronary interventions, or PCIs, such as balloon angioplasty and coronary stenting. The most recent PCI innovation was the development of drug eluting stents. Currently marketed drug eluting stents are conventional bare metal stents that are coated with a drug that is designed to reduce restenosis. The development of drug eluting stents has resulted in a rapid shift in physician treatment of CAD and drug eluting stents are used in approximately 89% of the stent procedures in the United States. In 2005, according to Millennium Research Group, a third-party consultant compensated by us for the use and analysis of their market data, drug eluting stents were used in 1.5 million of the 2.2 million coronary stent procedures performed worldwide.

Some recent clinical data, however, indicates higher rates of blood clot formation, or thrombosis, which could lead to heart attacks or death, in patients who received drug eluting stents when compared to patients who received bare metal stents. As a result of this clinical data, the use of bare metal stents has reportedly increased, and the use of drug eluting stents has correspondingly decreased, at certain hospitals in the United States and elsewhere. In response, the FDA evaluated this clinical data during a public meeting of its Circulatory System Devices Advisory Panel on December 7 and 8, 2006. The FDA has not issued final conclusions or recommendations from this meeting.

The Panel made the following statements in response to the FDA's questions:

  •
  The Panel agreed that drug eluting stents are associated with a clinically important numerical excess of late-stent thromboses compared to bare metal stents.

  •
  The Panel concluded that drug eluting stents were not associated with an increased risk of death or heart attacks compared to bare metal stents despite an apparent increase in late-stent thrombosis rates.

  •
  The Panel requested longer-term follow-up and an increased number of patients in future drug eluting stent clinical trials.

  •
  The Panel reached consensus that the drug eluting stent safety concerns do not outweigh their benefits compared to bare metal stents when used within the limits of the currently approved FDA indications.

  •
  The Panel discussed different options for modifying the labeling of drug eluting stents.

The Panel's opinion is advisory and the FDA has not issued final conclusions or recommendations from this meeting. We cannot assure you that any long-term data produced in response to the Panel's request will support its current conclusions and the FDA may determine to alter or change its determination regarding the safety and efficacy of drug eluting stents. Any adverse determination by the FDA regarding the safety and efficacy of drug eluting stents would have a significant adverse impact on our business.

Evolution of Delivery Methods for Percutaneous Coronary Interventions

In addition to the advancements in therapies, the methods of their delivery have also improved over time. These improvements have made PCI procedures easier to perform for physicians and have reduced the amount of time for a single procedure.

The most recent innovation in the delivery of therapies was the development of rapid exchange delivery systems, which allow the procedure to be performed by a single operator. Rapid exchange systems are used in the majority of PCI procedures today. According to Millennium Research Group, in 2005, 70% of the drug eluting stents used in the United States were delivered with a rapid exchange system. Despite improving procedural efficiency, rapid exchange systems still require time consuming catheter exchanges when multiple devices are needed for a single procedure.

Limitations of Current Percutaneous Coronary Intervention Therapies

Although significant advances have been made with drug eluting stents, we believe the designs of current stents and methods of delivery limit effectiveness for patients and efficiency of the physicians treating CAD and can result in increased costs for healthcare providers. Current commercially available stent systems include stents with fixed-lengths of up to 33mm, and require a separate device for each stent used. Fixed-length stent systems require physicians to estimate the size and shape of the artery's lumen, and then use their judgment to select the proper length and diameter stent for the lesion. The characteristics of existing technology lead to the following limitations:

  •
  Inability to customize treatment options in-situ;

  •
  Multiple catheter exchanges required to treat one or multiple lesions;

  •
  Overlapping of stents to cover long lesions;

  •
  Inaccurate placement of stents;

  •
  Alteration of the artery anatomy; and

  •
  Required physician planning and inventories.

We believe that while current stent systems can provide effective therapy for patients, there is a significant opportunity for improvement in efficacy, efficiency and cost due to the limitations described above.

The XTENT Solution

Our customizable drug eluting stent systems are designed to enable the treatment of single lesions, long lesions and multiple lesions of varying lengths and diameters, in one or more arteries with a single device. We believe our Custom NX DES Systems' ability to customize therapy without the need to exchange catheters may enable physicians to treat patients more effectively and efficiently. We believe that the potential benefits provided by our technology include the following:

  •
  In-Situ Customization. Our Custom NX DES Systems are designed to allow physicians to determine the appropriate length of stent for the patient while inside the artery at the site of the lesion, or in-situ.

  •
  Treatment of Multiple Lesions With a Single Device. Our Custom NX DES Systems are comprised of multiple segments that are interdigitated. The physician can distribute the stent segments across multiple lesions in a customized manner in increments of 6mm.

  •
  Treatment of Long Lesions Without Multiple Overlapping Stents. Our Custom NX 60 is designed to be able to effectively treat longer sections of diseased artery as compared with current fixed-length alternatives. Physicians can place up to 60mm of stent to treat a single long lesion.

  •
  Improved Stent Placement Accuracy. We believe the ability to customize the length of the stent while in the patient's artery may reduce the incidence of geographic miss and the resulting problems of thrombosis and the need for reinterventions.

  •
  Increased Stent Flexibility and Deliverability. Our stents incorporate a modular design consisting of multiple individual segments, which we believe provides increased stent flexibility. We believe our stent's increased flexibility may allow an artery to better maintain its natural shape and curvature as well as move and flex with the contractions of the heart.

  •
  Biodegradable Polymer as Our Drug Carrier. Our drug coating is biodegradable, leaving behind a thin permanent primer. Our primer has been commonly used for approximately 30 years on cardiac defibrillators, pacemakers, neurostimulators, catheters, needles and other medical device components. As a result, we believe our primer has an insignificant physiological response when used in the body. We believe the biodegradability of our drug coating may reduce the potential for late-stent thrombosis, or the occurrence of thrombosis 30 or more days after the procedure, that may be associated with durable polymers.

Our Strategy

Our goal is to become the world leader in the development and commercialization of drug eluting stent systems that will significantly improve the treatment of arterial disease. To achieve this goal, we are pursuing the following business strategies:

  •
  Demonstrate the clinical safety and efficacy and gain regulatory approval of our Custom NX DES Systems;

  •
  Commercialize and drive adoption of our Custom NX DES Systems;

  •
  Build awareness and support among leading physicians;

  •
  Leverage our technology platform into other indications;

  •
  Expand and strengthen our intellectual property position; and

  •
  Provide the highest quality products for our customers.

Risks Associated With Our Business

Our business is subject to numerous risks, as discussed more fully in the section entitled "Risk Factors" following this prospectus summary. We have a limited operating history and may be unable to accurately predict our future performance. We do not have any approved products for sale in any jurisdiction and as a result, have not generated revenue to date. As of September 30, 2006, we had an accumulated deficit of $46.9 million and we may never achieve profitability.

We may be unable, for many reasons, including those that are beyond our control, to implement our current business strategy. We rely on a third-party, Biosensors, over whom we have little or no control for the supply of the drug coating we use on our stents and for submitting regulatory documentation to regulatory authorities for the use of this drug coating on stents. In order to demonstrate the safety and efficacy of our products we will likely need to conduct expensive clinical trials involving large patient populations comparing our stents to other currently established drug eluting stents. There can be no assurance that the results of these clinical trials will demonstrate the safety and efficacy of our stent systems. Our success also depends on our ability to effectively design, develop, maintain and prosecute adequate intellectual property coverage, obtain regulatory approvals for, and commercialize, our products. We will depend on the adoption of our products by physicians to generate revenue from the sales of our stent systems. We will compete with large multinational competitors who already have their own drug eluting stents on the market and who have more experience and resources in manufacturing, sales and marketing and research and development than we do.

Corporate Information

We were incorporated in Delaware in June 2002. Our offices are located at 125 Constitution Drive, Menlo Park, California 94025-1118, and our telephone number is (650) 475-9400. Our website is located at www.xtentinc.com. The information found on, or accessible through, our website is not a part of this prospectus.

XTENT® is a registered trademark of our company in the United States, the European Union and Australia. Applications for our XTENT™ trademark are pending in Canada and Japan. CUSTOM NX® is a registered trademark of our company in Australia, the European Union and Japan. Applications for our CUSTOM NX™ trademark are pending in the United States and Canada. We have also applied to register NX™ as a trademark in the United States and the European Union and our XTENT logo as a trademark in the United States.

All other trademarks, tradenames and service marks appearing in this prospectus are the property of their respective owners.

The Offering

Common stock offered by us	4,700,000 shares
Common stock to be outstanding after this offering	22,796,308 shares
Initial public offering price	$ per share
Use of proceeds
We intend to use the net proceeds of this offering for clinical trials, research and development activities, building our commercialization infrastructure, working capital, and general corporate purposes. See "Use of Proceeds."
Proposed NASDAQ Global Market symbol	XTNT

The number of shares of common stock that will be outstanding after this offering is based on 18,096,308 shares outstanding as of December 31, 2006, and excludes:

  •
  1,876,429 shares of common stock issuable upon exercise of all outstanding options under our 2002 Stock Plan at a weighted-average exercise price of $3.11 per share;

  •
  17,344 shares of common stock issuable upon exercise of all outstanding stand-alone options at a weighted-average exercise price of $0.34 per share;

  •
  132,113 shares of common stock reserved for future grant or issuance under our 2002 Stock Plan;

  •
  900,000 shares of common stock reserved for future grant or issuance under our 2006 Equity Incentive Plan and our 2006 Employee Stock Purchase Plan; and

  •
  automatic annual increases in the number of shares of common stock reserved for issuance under our 2006 Equity Incentive Plan and 2006 Employee Stock Purchase Plan.

Except as otherwise noted, all information in this prospectus assumes:

  •
  a 1-for-2 reverse split of the shares of our common stock and convertible preferred stock on or before the closing of this offering;

  •
  no exercise of the underwriters' over-allotment option;

  •
  the conversion of all outstanding shares of our convertible preferred stock into 14,744,196 shares of our common stock upon the closing of this offering; and

  •
  the filing of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering.

Summary Financial Data

The following table presents summary historical and unaudited pro forma as adjusted financial data. We derived the summary statements of operations data for the years ended December 31, 2003, 2004 and 2005 from our audited financial statements that are included elsewhere in this prospectus. We derived the summary statements of operations data for the period from June 13, 2002 (Inception) to December 31, 2002 from our audited financial statements that do not appear in this prospectus. We derived the summary statements of operations data for the cumulative period from June 13, 2002 (Inception) to September 30, 2006 and the nine months ended September 30, 2005 and September 30, 2006 and the balance sheet data as of September 30, 2006 from our unaudited financial statements that are included elsewhere in this prospectus. We have prepared this unaudited information on the same basis as the audited financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair statement of our financial position and operating results for such period. Our historic results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the information under "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

							Cumulative Period from June 13, 2002 (Date of Inception) to September 30, 2006
	Period from June 13, 2002 (Inception) to December 31, 2002				Nine Months Ended September 30,
		Year Ended December 31,
		2003	2004	2005	2005	2006
	(in thousands, except per share data)
Statements of Operations Data:
Operating expenses:
Research and development	$1,993	$3,353	$7,118	$12,139	$8,957	$13,403	$38,006
General and administrative	159	760	1,883	2,214	1,563	5,277	10,293

Total operating expenses	2,152	4,113	9,001	14,353	10,520	18,680	48,299

Loss from operations	(2,152)	(4,113)	(9,001)	(14,353)	(10,520)	(18,680)	(48,299)
Other income (expense):
Interest income	28	138	110	323	255	801	1,400
Interest expense	—	(2)	—	—	—	—	(2)

Net loss	(2,124)	(3,977)	(8,891)	(14,030)	(10,265)	(17,879)	(46,901)
Deemed dividend related to the beneficial conversion feature of redeemable convertible preferred stock	—	—	—	—	—	(13,095)	(13,095)

Net loss attributable to common stockholders	$(2,124)	$(3,977)	$(8,891)	$(14,030)	$(10,265)	$(30,974)	$(59,996)

Net loss per share attributable to common stockholders—basic and diluted(1)	$(2.51)	$(2.34)	$(5.00)	$(6.84)	$(4.97)	$(11.65)

Weighted-average common shares outstanding	846	1,702	1,779	2,052	2,067	2,658

Pro forma net loss per share—basic and diluted				$(1.24)		$(1.98)

Pro forma weighted-average shares outstanding—basic and diluted(1)				11,302		15,670

(1)  See Note 2 of the notes to our financial statements for a description of the method used to compute basic and diluted net loss per share attributable to common stockholders and pro forma basic and diluted net loss per share.

	As of September 30, 2006
	Actual	Pro Forma As Adjusted(1)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$30,295	$103,008
Working capital	28,061	101,096
Total assets	33,706	105,541
Redeemable convertible preferred stock	75,593	—
Total stockholders equity (deficit)	(44,462)	103,288

(1)  On a pro forma as adjusted basis to give effect to the conversion of all outstanding shares of redeemable convertible preferred stock into common stock upon the closing of this offering and to reflect the sale of 4,700,000 shares of our common stock in this offering at the assumed initial public offering price of $17.00 per share, the midpoint of the range on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $17.00 per share would increase or decrease, respectively, cash and cash equivalents, working capital, total assets and total stockholders equity by approximately $4.4 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock. If any of the following risks actually occur, our business, financial condition and results of operations would suffer. In that case, the trading price of our common stock would likely decline and you might lose all or part of your investment in our common stock. The risks described below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our operations and business results.

Risks Related to Our Business

We are a development stage company with a history of losses, and we expect to incur net losses for the foreseeable future.

We have incurred net losses since our inception in June 2002. For the years ended December 31, 2003, 2004 and 2005, and for the nine months ended September 30, 2006, we had net losses of $4.0 million, $8.9 million, $14.0 million and $17.9 million, respectively. Through September 30, 2006, we had an accumulated deficit of $46.9 million. To date, we have financed our operations primarily through private placements of our equity securities and have devoted substantially all of our resources to research and development of our Custom NX DES Systems, which consist of the Custom NX 36 and the Custom NX 60. Since we have not received a CE Mark or approval from the U.S. Food and Drug Administration, or FDA, or any other regulatory authority for our products, we are unable to market our current products and have not generated any revenue since our inception. We expect our research and development expenses to increase significantly in connection with our clinical trials and other product development activities. If we receive CE Mark or FDA approval of our Custom NX DES Systems, we expect to incur significant sales and marketing expenses and manufacturing expenses as we commercialize our products. Additionally, following this offering, we expect that our general and administrative expenses will increase due to the additional operational and reporting costs associated with being a public company. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. These losses will continue to have an adverse effect on our stockholders equity.

We are wholly dependent on a third party for the development of the drug coating placed on our drug eluting stents and any delay or failure by such third party to successfully develop the drug coating or to submit an acceptable DMF to regulatory authorities could delay our clinical trials or prevent or delay commercialization of our Custom NX DES Systems.

In May 2004, we entered into a license agreement with Occam. Pursuant to the agreement, we obtained non-exclusive rights to use Occam's drug coating on our stent platform. The drug coating consists of Biolimus A9, an anti-inflammatory drug that is a derivative of rapamycin, and PolyLactic Acid, or PLA, a biodegradable polymer used to release the drug over time. The drug coating has not been approved for any use in the European Union, the United States or any other jurisdiction. In April 2005, Biosensors submitted its first module for the DMF with its designated Notified Body, an independent third party appointed by regulatory authorities to conduct the requisite conformity assessment, in conjunction with Biosensors' application for CE Mark of its BioMatrix drug eluting stent. Biosensors does not have any prior experience in developing or manufacturing drugs or obtaining regulatory approval for drugs or drugs used in combination with a medical device in any jurisdiction.

In May 2006, Biosensors publicly disclosed that it had responded to all requests for additional information received from its designated Notified Body or the relevant drug authority; however, there can be no assurance that the Notified Body will accept Biosensors' DMF in its filed form, even with the inclusion of the additional requested data. We have not been involved with, or had access to, any of Biosensors' filings with its designated Notified Body or the relevant regulatory authorities in the European Union. There is a significant chance that the designated Notified Body, after continued deliberations, may request additional data or tests that could be time consuming for Biosensors to provide. The designated Notified Body who will be reviewing our CE Mark application will be given access to Biosensors' DMF in connection with our applications for CE Mark. Biosensors will have to obtain a favorable opinion from the relevant drug authority on its DMF before our designated Notified Body can provide us with CE Mark approval. In the United States, we do not know what filings Biosensors has made with the FDA in connection with their DMF for the drug coating. If Biosensors experiences delays or problems in developing a DMF that we need to reference in our application for CE Mark in the European Union or our PMA application in the United States, our currently planned clinical trials and the development of our products may be substantially delayed and we may be required to restart clinical programs with an alternative drug coating. In the event we experience these delays or need to restart clinical programs our regulatory and commercialization timelines will need to be extended and we may experience a significant decline in our stock price.

We currently do not have, and may never have, any products available for sale and our efforts to obtain product approvals and commercialize our products may not succeed or may result in delays for many reasons.

We are a development stage medical device company with a limited history of operations and we currently do not have any products available for sale or other sources of revenue. Our ability to generate revenue depends entirely upon the successful clinical development, regulatory approval and commercialization of our Custom NX DES Systems. Our products under development and any other products that we develop will require extensive additional clinical testing, regulatory approval and significant marketing efforts before they can be sold and generate any revenue. Our efforts to commercialize our products may not succeed for a number of reasons including:

  •
  our products may not demonstrate safety and efficacy in our clinical trials;

  •
  we are wholly dependent on the efforts undertaken by the supplier of the drug coating for our products, and may be significantly impacted by any regulatory delays or barriers that our supplier may encounter in submitting an adequate or acceptable drug master file, or DMF, for the drug coating to the regulatory authorities;

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  we may not be able to obtain regulatory approvals for our products, or the approved indications for our products may be narrower than we seek;

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  we may experience delays in our development program, including initiation and completion of our clinical trials;

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  any products that are approved may not be accepted in the marketplace by physicians and patients;

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  physicians may not receive adequate coverage and reimbursement for procedures using our products;

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  any rapid technological change may make our technology and products obsolete;

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  we may not be able to manufacture our Custom NX DES Systems in commercial quantities or at an acceptable cost;

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  we may not have adequate financial or other resources to complete the development and commercialization of our Custom NX DES Systems; and

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  we may be sued for infringement of intellectual property rights and could be enjoined from manufacturing or selling our products.

We cannot market our products in the European Union until we receive a CE Mark or in the United States until we receive premarket approval, or PMA. The earliest we expect to be able to commercialize our products in the European Union is in the second half of 2008, if at all, and in the United States is in the first half of 2010, if at all. If we are not successful in the initiation and completion of clinical trials for the development, approval and commercialization of our Custom NX DES Systems for the treatment of coronary artery disease, or CAD, we may never generate any revenue and may be forced to cease operations.

We have not received, and may never receive, FDA or other regulatory approvals to market our Custom NX DES Systems.

In addition to the submission of a DMF, that is acceptable to regulatory authorities, by the supplier for the drug coating that we use on our products, which we intend to reference in the regulatory applications for our products, we must obtain regulatory approval to market our drug eluting stents. Our Custom NX DES Systems are combination products, incorporating both a drug element and a medical device, and the combination device will be regulated as a Class III medical device in the United States. The drug coating for our stents will be reviewed by the FDA's Center for Drug Evaluation and Research, or CDER, and the device will be reviewed by the FDA's Center for Devices and Radiological Health, or CDRH, with the overall product approved by CDRH as a medical device. We believe that no separate approval for the drug independent of the device is required.

We do not currently have the necessary regulatory approvals to market our Custom NX DES Systems or any other products in the United States or in any foreign market, including the European Union. If we obtain the necessary regulatory approvals, we plan initially to launch our products in the European Union and later in the United States. Regulatory approval in the European Union for our products will require us to successfully obtain CE Mark from a designated Notified Body. The regulatory approval process in the United States for our products involves, among other things, successfully receiving authorization from the FDA to conduct clinical trials under an investigational device exemption, or IDE, completing pre-clinical and clinical trials, and compiling, submitting and obtaining PMA from the FDA. The PMA process requires us to demonstrate the safety and efficacy of our products to the FDA's satisfaction. This process is expensive and uncertain and requires detailed and comprehensive scientific and human clinical data. While the FDA review process generally takes one to three years after filing the PMA application, our PMA application review could take much longer and may never result in the FDA granting PMA. The FDA can delay, limit or deny approval of our PMA application for many reasons, including:

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  our stent systems may not be safe or effective or may not otherwise meet the FDA's requirements;

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  the data from our pre-clinical studies and clinical trials may be insufficient to support approval;

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  the manufacturing process or facilities we or our suppliers use may not meet stringent regulatory requirements;

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  the information provided by the supplier of the drug coating in its DMF may be inadequate; and

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  changes in FDA approval policies or adoption of new regulations may require us to provide additional data.

We will also have to obtain similar, and in some cases more stringent, foreign regulatory approval in order to commercialize our products outside of the United States. Even if approved, our Custom NX DES Systems may not be approved for the indications that are necessary or desirable for successful commercialization. We may not obtain the necessary regulatory approvals to market our products in the European Union, United States or in other markets. Any delay in, or failure to receive or maintain, approval for our products could prevent us from generating revenue or achieving profitability.

Preliminary third-party data has raised concerns that drug eluting stents may cause an increase in late-stent thrombosis. In the event that regulatory authorities determine that such concerns are valid or otherwise require additional study and analysis, we may experience a delay in obtaining or we may be unable to obtain regulatory clearances for our products and, even if approved, the market acceptance of our products may be significantly impaired.

On September 14, 2006, the FDA issued a Statement on Coronary Drug-Eluting Stents, which discusses recent clinical data presented at the March 2006 American College of Cardiology Scientific Sessions in Atlanta, Georgia and the September 2006 European Society of Cardiology Annual Meeting/World Congress of Cardiology Meeting in Barcelona, Spain. This data suggested a small but significant increase in the rate of death and myocardial infarction, or heart attack, potentially due to late-stent thrombosis, in patients treated with drug eluting stents at 18 months to three years after stent implantation. The FDA stated that, while these studies have raised important questions regarding the safety and efficacy of drug eluting stents, it is not possible to fully characterize the mechanisms, risks and incidence rates of late-stent thrombosis following implantation of drug eluting stents based on currently available data. The FDA convened a public meeting of its Circulatory System Devices Advisory Panel on December 7 and 8, 2006 with the intention of obtaining additional information on the risks, timing and incidence rates of late-stent thrombosis. The Panel made the following statements in response to the FDA's questions:

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  The Panel was in general agreement that drug eluting stents, when used in accordance to their FDA approved labeled indications, are associated with a clinically important numerical excess of late-stent thromboses (after one year post-implantation) compared to bare metal stents; however, the magnitude of this excess is uncertain and additional data is needed.

  •
  Based on the analyses presented by the two manufactures of currently marketed drug eluting stents in the United States, the Panel concluded that drug eluting stents were not associated with an increased risk of death or heart attacks compared to bare metal stents despite an apparent increase in late-stent thrombosis rates after one year following implantation of the devices.

  •
  The Panel requested longer-term follow-up and an increased number of patients in future drug eluting stent clinical trials.

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  The Panel reached consensus that the drug eluting stent safety concerns do not outweigh their benefits compared to bare metal stents when used within the limits of the currently approved FDA indications.

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  The Panel discussed different options for modifying the labeling of drug eluting stents, and was in consensus that labels should include a reference to the current PCI Practice Guidelines for the duration of antiplatelet therapy following the implantation of a drug eluting stent.

The Panel's opinion is advisory and the FDA has not issued final conclusions or recommendations from this meeting. We cannot assure you that any long-term data produced in response to the Panel's request will support its current conclusions and the FDA may determine to alter or change its determination regarding the safety and efficacy of drug eluting stents. Any adverse determination by the FDA regarding the safety and efficacy of drug eluting stents would have a significant adverse impact on our business.

If Occam fails to supply us with sufficient quantities of our drug coating, or fails to test samples of our products accurately or in a timely manner, development and commercialization of our Custom NX DES Systems may be prevented or delayed as a result.

We obtain our entire supply of the drug coating for our stents from Biosensors and we are unaware of any alternative source for this drug coating. We do not have the right to use alternate suppliers for the drug coating that we obtain from Occam. In addition, there is no other source for the drug coating and we are contractually restricted from commercializing any of our products that incorporate a rapamycin drug or any derivative thereof or obtaining Biolimus A9 from any other source and we have not in-licensed an alternative drug for use in the event we are unable to obtain a sufficient supply of Biolimus A9. Currently, Biosensors relies on a sole-source, Nippon Kayaku, a third-party Japanese pharmaceutical company, to manufacture and supply them with Biolimus A9, which Biosensors mixes with the PLA. We have no relationship with, control over, or contact with this pharmaceutical company and cannot contract directly with it to obtain Biolimus A9 if we are unable to obtain Biolimus A9 from Biosensors. In addition, the pharmaceutical company is subject to significant legal and regulatory requirements with regard to the production of Biolimus A9, including onerous current Good Manufacturing Practices regulations, or GMP, which are strictly enforced by the FDA, and the Ministry of Health, Labor, and Welfare in Japan and any failure on the part of the pharmaceutical company to comply with these requirements may interrupt Biosensors' supply of Biolimus A9 and ultimately, our supply of the drug coating. Biosensors has also entered into, and may continue to enter into, agreements to supply the drug coating to other licensees. Our clinical trials and the development and commercialization of our Custom NX DES Systems could be prevented or delayed if:

  •
  the supplier of our drug coating is unable or refuses to meet our demand;

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  our license agreement with Occam terminates for any reason, including insolvency or our failure to obtain CE Mark or commercialize our products before May 2008; or

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  the supplier of our drug coating does not meet regulatory quality requirements and other specifications.

To date, our drug coating requirements have been limited to small quantities that we need to conduct our development and pre-clinical and clinical trials. If we obtain market approval for our products, we anticipate that we will require substantially larger quantities of the drug coating. Occam may not provide us with sufficient quantities of the drug coating and such supply may not meet our quality requirements or other specifications. In the event we do not receive adequate supply of the drug coating, we will likely be unable to locate an alternative supplier of the drug coating, or any alternative drug, in a timely manner or on commercially reasonable terms, if at all. Any additional new source for Biolimus A9, the PLA or the drug coating will require the consent of Occam and prior FDA approval, which will require significant time and effort to obtain and there can be no assurance that we will obtain such regulatory approval. The inability to obtain sufficient quantities of the drug coating or any delay in obtaining such supply could delay our clinical trials or affect the commercialization of our Custom NX DES Systems, which could have a significant adverse affect on our future operations. In addition, Occam has indicated to us that it intends to control the process of certain testing related to the drug coating and its application to our products. This may result in our inability to commercially release a lot prior to receiving the test results. Any inaccuracy or delay in receiving the test results could negatively affect our ability to commercialize our products.

We do not have long-term data regarding the safety and efficacy of our Custom NX DES Systems. Any long-term data that is generated may not be consistent with our limited short-term data, which could affect the regulatory approval of our products or the rate at which our products are adopted.

An important factor in our clinical trials, upon which the safety and efficacy of our Custom NX DES Systems may be measured, is the rate of restenosis, or the renarrowing of the treated artery over time, and the rate of reintervention, or retreatment following the procedures using the Custom NX DES Systems. We believe that physicians and regulators will compare the rates of long-term restenosis and reintervention for our Custom NX DES Systems against other drug eluting or bare metal stent procedures and other alternative procedures.

If, in our planned large-scale comparative pivotal clinical trial, we fail to demonstrate restenosis and reintervention rates, as well as other clinical trial end-points and performance, comparable to other drug eluting and bare metal stents that have been approved by the FDA, our ability to successfully market Custom NX DES Systems may be significantly limited. If the long-term rates of restenosis and reintervention do not meet regulators' or physicians' expectations, our Custom NX DES Systems may not receive regulatory approval or, if approved, may not become widely adopted and physicians may recommend that patients receive alternative drug eluting stents, such as the Cypher stent and the Taxus Express2 stent, the two drug eluting stents currently marketed in the United States. Another important factor upon which the safety and efficacy of our Custom NX DES Systems will be measured is the incidence of late-stent thrombosis following procedures using our drug eluting stents. Recent clinical data suggests a small but significant increase in the rate of death and heart attack, possibly due to late-stent thrombosis. The FDA convened a public meeting of its Circulatory System Devices Advisory Panel on December 7 and 8, 2006 with the intention of obtaining additional information on the risks, timing and incidence rates of late-stent thrombosis. See "Risk Factors—Preliminary third-party data has raised concerns that drug eluting stents may cause an increase in late-stent thrombosis."

We cannot assure you that our long-term data, once obtained, will be different than that suggested in the recent studies regarding late-stent thrombosis.

Additionally, other efficacy factors may influence a physician's decision over what stents to deploy. Our Custom NX DES Systems' stent segments may separate at the time of deployment in the artery or over time. Any such separation may lead to restenosis occurring between the segments or other adverse events. Another significant factor that physicians and regulators will consider is acute safety data on complications that occur with the use of our products. Two of the patients in our CUSTOM I clinical trial experienced elevated enzyme levels following the procedure, which are technically considered to be heart attacks. In addition, one of the patients in our CUSTOM II clinical trial died as a result of a major adverse cardiac event, or MACE, which is currently under investigation and could be determined to be related to the procedure involving the use of our Custom NX 60. If the results obtained from our clinical trials indicate that our products are not as safe or effective as other treatment options or as current short-term data would suggest, our products may not be approved, adoption of our products may suffer and our business would be harmed.

If our pre-clinical studies or clinical trials do not meet safety or efficacy endpoints, or if we experience significant delays in completing these studies or trials, our ability to commercialize our Custom NX DES Systems or other products and our financial position will be impaired.

Before marketing and selling our Custom NX DES Systems or any other products, we must successfully complete pre-clinical studies and clinical trials that demonstrate that our products are safe and effective. We currently have a very limited amount of clinical data regarding the safety and efficacy of our Custom NX DES Systems, and no data beyond eight months including no data on the incidence of late-stent thrombosis. The results from our limited short-term clinical experience for our Custom NX DES Systems do no necessarily predict long-term clinical benefit and may not be replicated in subsequent clinical trials. Furthermore, all of our existing data has been produced in studies that involve relatively small patient groups, and the data may not be reproduced in wider patient populations. We plan to conduct additional large-scale clinical trials to determine whether our products are safe and effective and to support our applications for regulatory approval in the European Union and the United States. We expect that one or more of these additional clinical studies will be a comparative study comparing the safety and efficacy of our stents to the Cypher stent or the Taxus Express2 stent, the two drug eluting stents marketed in the United States, and that these studies will involve large patient populations of approximately 2,500 patients.

The commencement or completion of any of our clinical trials may be delayed or halted for numerous reasons, including, but not limited to, the following:

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  Biosensors fails to submit in a timely fashion, if at all, its DMF for the drug coating with its designated Notified Body in the European Union or the FDA, or such filings fail to meet regulatory requirements;

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  the FDA or other regulatory authorities do not approve our clinical trial protocols or our clinical trials, or suspend or place a clinical trial on hold;

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  patients do not enroll in clinical trials at the rate we expect;

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  third-party clinical investigators do not conduct follow-up visits with patients or patients drop out of the clinical trial at rates we do not expect;

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  patients experience adverse events, which may or may not be related to our products;

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  patients die during a clinical trial for a variety of reasons, including the advanced stage of their disease and medical problems, which may or may not be related to our products;

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  third-party clinical investigators do not perform our clinical trials on our anticipated schedule or consistent with the clinical trial protocol, good clinical practices or other regulatory requirements, or other third-party organizations do not perform data collection and analysis in a timely or accurate manner;

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  regulatory inspections of our clinical trials or manufacturing facilities, which may, among other things, require us to undertake corrective action or suspend or terminate our clinical trials if investigators find us or our suppliers not in compliance with regulatory requirements;

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  changes in governmental regulations or administrative actions;

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  the interim results of our clinical trials are inconclusive or negative; or

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  our clinical trial designs, although approved, are inadequate to demonstrate safety and/or efficacy.

Before we can commence our planned pivotal clinical trial in the United States for our Custom NX DES Systems, an IDE application must be submitted and approved by the FDA, which we currently anticipate submitting in the first half of 2007. Product development, including pre-clinical studies and clinical testing, is a long, expensive and uncertain process and is subject to delays. It may take us several years to complete our testing, if we complete it at all, and a clinical trial may fail at any stage. Furthermore, data obtained from any clinical trial may be inadequate to support a PMA application or any foreign regulatory applications. Additionally, pre-clinical and clinical data can also be interpreted in different ways, which could delay, limit or prevent regulatory approval for our products.

Clinical trials necessary to support a PMA application will be expensive and will require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit.

Clinical trials necessary to support a PMA application for our Custom NX DES Systems will be expensive and will require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. The clinical trials supporting the PMA applications for the Cypher stent and the Taxus Express2 stent, which are approved by the FDA and currently marketed, involved patient populations of approximately 1,000 and 1,300, respectively. We expect that we will provide the FDA with data on approximately 2,500 patients with 12-month follow-up to support our PMA application. The FDA may require us to submit data on a greater number of patients or a longer follow-up period. Patient enrollment in clinical trials and completion of patient follow-up depend on many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites and the eligibility criteria for the clinical trial and patient compliance. For example, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post-treatment procedures or follow-up to assess the safety and efficacy of our products, or they may be persuaded to participate in contemporaneous clinical trials of competitive products. In addition, patients participating in our clinical trials may die before completion of the trial or suffer adverse medical events unrelated to our products. Delays in patient enrollment or failure of patients to continue to participate in a clinical trial may cause an increase in costs and delays or result in the failure of the clinical trial.

Physicians may not widely adopt our Custom NX DES Systems unless they determine, based on experience, long-term clinical data and published peer reviewed journal articles, that the use of our Custom NX DES Systems provides a safe and effective alternative to other existing treatments for coronary artery disease.

Physicians tend to be slow to change their medical treatment practices because of perceived liability risks arising from the use of new products and the uncertainty of third-party coverages and reimbursement. We believe that physicians will not widely adopt our Custom NX DES Systems unless they determine, based on experience, long-term clinical data and published peer reviewed journal articles, that the use of our Custom NX DES Systems provides a safe and effective alternative to other existing treatments for coronary artery disease, including coronary artery bypass grafting, or CABG, balloon angioplasty, bare metal stents and other drug eluting stents, such as Johnson & Johnson's

Cypher stent and Boston Scientific's Taxus Express2 stent. In particular, the use of bare metal stents has reportedly increased, and the use of drug eluting stents has reportedly decreased, at certain hospitals in the United States and elsewhere as a result of recent clinical data indicating a higher incidence rate of late stent thrombosis. We cannot predict the effect that this or other data questioning the safety of drug eluting stents will have on the drug eluting stent market.

We cannot provide any assurance that the data collected from our current and planned clinical trials will be sufficient to demonstrate that our Custom NX DES Systems are an attractive alternative to other drug eluting stent procedures. If we fail to demonstrate safety and efficacy that is at least comparable to other drug eluting or bare metal stents that have received regulatory approval and that are available on the market, our ability to successfully market our Custom NX DES Systems will be significantly limited. Even if the data collected from clinical studies or clinical experience indicate positive results, each physician's actual experience with our Custom NX DES Systems will vary. Clinical trials conducted with our Custom NX DES Systems have involved procedures performed by physicians who are technically proficient and are high-volume users of drug eluting stents. Consequently, both short- and long-term results reported in these clinical trials may be significantly more favorable than typical results of practicing physicians, which could negatively impact rates of adoptions of our products. We also believe that published peer-reviewed journal articles and recommendations and support by influential physicians regarding our Custom NX DES Systems will be important for market acceptance and adoption, and we cannot assure you that we will receive these recommendations and support, or that supportive articles will be published.

Problems with the stent to be used in the control group during our planned U.S. pivotal clinical trial could adversely affect its outcome.

We expect our pivotal clinical trial in the United States to compare the performance, including safety and efficacy, of our products against those of a currently marketed drug eluting stent. Our planned pivotal clinical trial could be significantly delayed or harmed if the stent we use for the control group experiences problems. We may use one of the two currently marketed drug eluting stents, the Cypher stent or the Taxus Express2 stent, as the control stent in our planned pivotal clinical trial. In July 2004, Boston Scientific announced the recall of approximately 85,000 Taxus Express2 stent systems and approximately 11,000 Taxus Express2 stent systems due to characteristics in the delivery catheters that had the potential to impede balloon deflation during a balloon angioplasty procedure. In August 2004, Boston Scientific announced that it would recall an additional 3,000 Taxus Express2 stents. If prior to or during the enrollment and treatment period for our planned pivotal clinical trial, there is a recall of the control stent or the control stent is removed from the market, our trial would likely be substantially delayed. The FDA could also require us to redesign the clinical trial based on an alternative control stent. Any significant delay or redesign could impair our ability to commercialize our Custom NX DES Systems.

Our products are based on a new technology, and we have only limited experience in regulatory affairs, which may affect our ability or the time required to obtain necessary regulatory approvals, if at all.

Drug eluting stents were introduced in the United States in 2003. To date, the FDA has approved only the Taxus Express2 and the Cypher drug eluting stents for commercial sale. Because drug eluting stents are relatively new and long-term success measures have not been completely validated, regulatory agencies, including the FDA, may take significantly more time in evaluating product approval applications for those types of products. For example, there are currently several methods of measuring restenosis and we do not know which of these metrics, or combination of these metrics, will be considered appropriate by the FDA for evaluating the clinical efficacy of stents. Treatments may exhibit a favorable measure using one of these metrics and an unfavorable measure using another metric. Any change in the accepted metrics may result in reconfiguration of, and delays in, our clinical trials. Furthermore, the result of recent studies suggesting a correlation between drug eluting stents and incidents of late-stent thrombosis may further delay and complicate the regulatory pathway for our products. Additionally, we have only limited experience in filing and prosecuting the applications necessary to gain regulatory approvals, and our clinical, regulatory and quality assurance personnel is currently composed of only 14 employees. As a result, we may experience a long regulatory process in connection with obtaining regulatory approvals for our products.

If the third parties on which we rely to conduct our clinical trials and to assist us with pre-clinical development do not perform as contractually required or expected, we may not be able to obtain regulatory approval for or commercialize our products.

We do not have the ability to independently conduct clinical trials for our products, and we must rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories to conduct our clinical trials. In addition, we rely on third parties to assist with the pre-clinical development of our products. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if these third parties need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our pre-clinical development activities or clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize our products on a timely basis, if at all. Furthermore, our third-party clinical trial investigators may be delayed in conducting our clinical trials for reasons outside of their control.

Even if our products are approved by regulatory authorities, if we or our suppliers fail to comply with ongoing regulatory requirements, or if we experience unanticipated problems with our products, these products could be subject to restrictions or withdrawal from the market.

Any product for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data and promotional activities for such product, will be subject to continual review and periodic inspections by the FDA and other regulatory bodies. In particular we and our suppliers are required to comply with the Quality System Regulation, or QSR, for the manufacture of our Custom NX DES Systems and GMP for the manufacture of our drug coating and other regulations, which cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of any product for which we obtain marketing approval. The FDA enforces the GMP and QSR through unannounced inspections. We and our third-party manufacturers and suppliers have not yet been inspected by the FDA and will have to successfully complete such inspections before we receive regulatory approvals for our products. Failure by us or one of our suppliers, including the supplier of our drug coating, to comply with statutes and regulations administered by the FDA and other regulatory bodies, or failure to take adequate response to any observations, could result in, among other things, any of the following enforcement actions:

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  warning letters or untitled letters;

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  fines and civil penalties;

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  unanticipated expenditures;

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  delays in approving, or refusal to approve, our products;

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  withdrawal or suspension of approval by the FDA or other regulatory bodies;

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  product recall or seizure;

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  orders for physician notification or device repair, replacement or refund;

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  interruption of production;

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  operating restrictions;

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  injunctions; and

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  criminal prosecution.

If any of these actions were to occur it would harm our reputation and cause our product sales and profitability to suffer. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with applicable regulatory requirements.

Even if regulatory approval of a product is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed. If the FDA determines that our promotional materials, training or other activities constitutes promotion of an unapproved use, it could request that we cease or modify our training or promotional materials or subject us to regulatory enforcement actions. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our training or other promotional materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement.

Moreover, any modification to a device that has received FDA approval that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires a new approval from the FDA. If the FDA disagrees with any determination by us that new approval is not required, we may be required to cease marketing or to recall the modified product until we obtain approval. In addition, we could also be subject to significant regulatory fines or penalties.

In addition, we may be required to conduct costly post-market testing and surveillance to monitor the safety or efficacy of our products, and we will be required to report adverse events and malfunctions related to our products. Later discovery of previously unknown problems with our products, including unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturing problems, or failure to comply with regulatory requirements such as QSR or GMP, may result in restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recalls, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties. For example, Boston Scientific has initiated significant recalls of its stent products due to manufacturing and other quality issues associated with the products.

Further, healthcare laws and regulations may change significantly in the future. Any new healthcare laws or regulations may adversely affect our business. A review of our business by courts or regulatory authorities may result in a determination that could adversely affect our operations. Also, the healthcare regulatory environment may change in a way that restricts our operations.

Failure to obtain regulatory approval in foreign jurisdictions will prevent us from marketing our products abroad.

We intend to market our products in international markets. In order to market our products in the European Union and many other foreign jurisdictions, we must obtain separate regulatory approvals. The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval in addition to other risks. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market.

Risks Related to Our Intellectual Property

Third parties hold a large number of patents related to stents and we do not have rights to many of these patents.

Intellectual property rights, including in particular patent rights, play a critical role in the stent and stent delivery systems in the medical device industry, and therefore in our business. We face significant risks relating to patents, both as to our own patent position as well as to patents held by third parties. If any third-party intellectual property claim against us is successful, we could be prevented from commercializing our Custom NX DES Systems or other products.

There are numerous U.S. and foreign issued patents and pending patent applications owned by third parties with patent claims in areas that are the focus of our product development efforts. We are aware of patents owned by third parties, to which we do not have licenses, that relate to, among other things:

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  use of rapamycin or its analogs to treat restenosis;

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  stent structures and materials;

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  catheters used to deliver stents; and

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  stent manufacturing and coating processes.

Cordis, a subsidiary of Johnson & Johnson, is the owner of a number of patents and patent applications directed to the use and delivery of rapamycin or its analogs as a stand-alone therapy or as part of a drug eluting stent for the treatment of restenosis as well as stents incorporating such materials. These include, without limitation, the "Morris" family of patents, the "Wright" family of patents and the "Falotico" family of patents.

Boston Scientific holds rights to the "Grainger" family of patents directed to methods of inhibiting smooth muscle cell proliferation, or growth, using certain compounds and to the "Kunz" family of patents directed to methods for maintaining vessel luminal area with a stent that includes a cytostatic, or cell division inhibiting, agent.

Various patents owned by third parties are directed to stent structures and materials. These patents include a group of "Lau" patents that were owned by Guidant Corporation, a newly acquired subsidiary of Boston Scientific whose stent technology we believe has been acquired by Abbott

Vascular subject to certain rights retained by Boston Scientific, which are directed to flexible stent structures. The "Boneau" family of patents, owned by Medtronic, are directed to stents comprising multiple closed-loop elements. The "Fariabi" family of patents, owned by Guidant, are directed to stents comprising cobalt-chromium alloys. The "Israel" and "Pinchasik" families of patents, owned by Medinol, are directed to stents with meandering strut patterns. A patent owned by Wall is directed to a radially collapsible mesh sleeve.

Other third-party patents are directed to stent delivery catheter technology. There are also a number of patents that were held by Guidant Corporation directed to rapid exchange catheters for angioplasty and stent delivery. These include, without limitation, the "Yock" and "Horzewski" families of patents, directed to rapid exchange angioplasty catheters, and the "Lau" family of patents directed to rapid exchange stent catheters. Boston Scientific owns other patents directed to rapid exchange angioplasty catheters, including, the "Bonzel" family of patents. Medtronic owns certain patents directed to guidewire handling technology in stent delivery catheters, including certain patents issued to Crittenden and Kramer. A patent issued to Fischell is directed to a sheathed stent delivery catheter. Guidant Corporation also held a patent issued to Cox, directed to a stent delivery catheter having an adjustable-length balloon. Certain patents owned by Boston Scientific or its subsidiaries are also directed to stent delivery catheters having adjustable-length balloons. Certain patents owned by third parties relate to methods for coating stents. For example, the "Hossainy" family of patents that were held by Guidant Corporation are directed to methods of coating stents with a primer layer and a reservoir layer.

The patents described above could be found to cover our technology and may materially and adversely affect our business. In addition, these patents are given only as examples and there may be other patents in addition to those described above that may materially and adversely affect our business. Moreover, because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that pose a material risk to us.

Many of our competitors are much larger than we are, with significant resources and incentives to initiate litigation against us.

Based on the prolific litigation that has occurred in the stent industry and the fact that we may pose a competitive threat to some large and well-capitalized companies that own or control patents relating to stents and their use, manufacture and delivery, we believe that it is possible that one or more third parties will assert a patent infringement claim against the manufacture, use or sale of our Custom NX DES Systems based on one or more of these patents. It is also possible that a lawsuit asserting patent infringement and related claims will be filed against us and it is possible that a lawsuit may have already been filed against us of which we are not aware. A number of these patents are owned by very large and well-capitalized companies that are active participants in the stent market. As the number of competitors in the drug eluting stent market grows, the possibility of inadvertent patent infringement by us or a patent infringement claim against us increases.

These companies have maintained their position in the market by, among other things, establishing intellectual property rights relating to their products and enforcing these rights aggressively against their competitors and new entrants into the market. All of the major companies in the stent and related markets, including Boston Scientific, Johnson & Johnson and Medtronic, have been repeatedly involved in patent litigation relating to stents since at least 1997. The stent and related markets have experienced rapid technological change and obsolescence in the past, and our competitors have strong incentives to stop or delay the introduction of new products and technologies. We may pose a competitive threat to many of the companies in the stent and related markets. Accordingly, many of these companies will have a strong incentive to take steps, through patent litigation or otherwise, to prevent us from commercializing our products.

Any lawsuit, whether initiated by us to enforce our intellectual property rights or by a third party against us alleging infringement, may cause us to expend significant financial and other resources, and may divert our attention from our business.

In any infringement lawsuit, a third party could seek to enjoin, or prevent, us from commercializing our Custom NX DES Systems or any future products, may seek damages from us and any such lawsuit would likely be expensive for us to defend against. Our involvement in intellectual property litigation could result in significant expense. Some of our competitors, such as Boston Scientific, Johnson & Johnson, Abbott Vascular and Medtronic, have considerable resources available to them and a strong economic incentive to undertake substantial efforts to stop or delay us from bringing our Custom NX DES Systems to market and achieving market acceptance. We, on the other hand, are a development stage company with comparatively few resources available to us to engage in costly and protracted litigation. A court may determine that patents held by third parties are valid and infringed by us and we may be required to:

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  pay damages, including up to treble damages and the other party's attorneys' fees, which may be substantial;

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  cease the development, manufacture, use and sale of products that infringe the patent rights of others, including our Custom NX DES Systems, through a court-imposed sanction called an injunction;

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  expend significant resources to redesign our technology so that it does not infringe others' patent rights, or to develop or acquire non-infringing intellectual property, which may not be possible;

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  discontinue manufacturing or other processes incorporating infringing technology; or

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  obtain licenses to the infringed intellectual property, which may not be available to us on acceptable terms, or at all.

Any development or acquisition of non-infringing products or technology or licenses could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results. If we are required to, but cannot, obtain a license to valid patent rights held by a third party, we would likely be prevented from commercializing the relevant product. We believe that it is unlikely that we would be able to obtain a license to any necessary patent rights controlled by companies against which we would compete directly. If we need to redesign products to avoid third-party patents, we may suffer significant regulatory delays associated with conducting additional studies or submitting technical, manufacturing or other information related to the redesigned product and, ultimately, in obtaining regulatory approval.

While our products are in clinical trials, and prior to commercialization, we believe our activities in the United States related to the submission of data to the FDA could fall within the scope of the statutory infringement exemption that covers activities related to developing information for submission to the FDA. However, the FDA exemptions would not cover our stent manufacturing or other activities in the United States that support overseas clinical trials or commercial sales if those activities are not also reasonably related to developing information for submission to the FDA. Currently available drug eluting stents are manufactured outside of the United States, which may insulate manufacturers from adverse rulings on U.S. patent infringement claims. In an adverse ruling, a court may order an injunction requiring a company to stop its U.S. domestic manufacturing operations. We currently do not have any plans to manufacture our stents outside of the United States and any finding of patent infringement against us in the United States could result in our being enjoined from manufacturing our products in the United States and could affect our ability to sell our products in the European Union. In any event, the fact that no third party has asserted a patent infringement claim against us to date should not be taken as an indication, or provide any level of comfort, that a patent infringement claim will not be asserted against us prior to or upon commercialization.

In addition, some of our agreements, including our agreement with Occam for the supply of the drug coating, our agreement with SurModics for the supply of the lubricious coating on our catheter and our agreement with Millimed for the license of patents related to segmented stent designs require us to indemnify the other party in certain circumstances where our products have been found to infringe a patent or other proprietary rights of others. An indemnification claim against us may require us to pay substantial sums to our licensor or supplier, including its attorneys' fees.

If we are unable to obtain and maintain intellectual property protection covering our products, others may be able to make, use or sell our products, which would adversely affect our revenue.

Our ability to protect our products from unauthorized or infringing use by third parties depends substantially on our ability to obtain and maintain valid and enforceable patents. We have pending patent applications in the United States and abroad but currently do not have any issued patents covering the technology that we intend to commercialize. Due to evolving legal standards relating to the patentability, validity and enforceability of patents covering medical devices and pharmaceutical inventions and the scope of claims made under these patents, our ability to obtain and enforce patents is uncertain and involves complex legal and factual questions. Accordingly, rights under any of our issued patents may not provide us with commercially meaningful protection for our products or afford us a commercial advantage against our competitors or their competitive products or processes. In addition, patents may not issue from any pending or future patent applications owned by or licensed to us, and moreover, patents that have issued to us or may issue in the future may not be valid or enforceable. Further, even if valid and enforceable, our patents may not be sufficiently broad to prevent others from marketing products like ours, despite our patent rights.

The validity of our patent claims depends, in part, on whether prior art references exist that describe or render obvious our inventions as of the filing date of our patent applications. We may not have identified all prior art, such as U.S. and foreign patents or published applications or published scientific literature, that could adversely affect the validity of our issued patents or the patentability of our pending patent applications. For example, patent applications in the United States are maintained in confidence for up to 18 months after their filing. In some cases, however, patent applications remain confidential in the United States Patent and Trademark Office, or USPTO, for the entire time prior to issuance as a U.S. patent. Patent applications filed in countries outside the United States are not typically published until at least 18 months from their first filing date. Similarly, publication of discoveries in the scientific or patent literature often lags behind actual discoveries. Therefore, we cannot be certain that we were the first to invent, or the first to file patent applications relating to, our stent technologies. In the event that a third party has also filed a U.S. patent application covering our stents or a similar invention, we may have to participate in an adversarial proceeding, known as an interference, declared by the USPTO to determine priority of invention in the United States. It is possible that we may be unsuccessful in the interference, resulting in a loss of some portion or all of our position in the United States. The laws of some foreign jurisdictions do not protect intellectual property rights to the same extent as in the United States, and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. If we encounter such difficulties or we are otherwise precluded from effectively protecting our intellectual property rights in foreign jurisdictions, our business prospects could be substantially harmed.

We may initiate litigation to enforce our patent rights, which may prompt our adversaries in such litigation to challenge the validity, scope or enforceability of our patents. If a court decides that our patents are not valid, not enforceable or of a limited scope, we will not have the right to stop others from using our inventions.

We also rely on trade secret protection to protect our interests in proprietary know-how and for processes for which patents are difficult to obtain or enforce. We may not be able to protect our trade secrets adequately. In addition, we rely on non-disclosure and confidentiality agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary technology. These agreements may be breached and we may not have adequate remedies for any breach. Moreover, others may independently develop equivalent proprietary information, and third parties may otherwise gain access to our trade secrets and proprietary knowledge. Any disclosure of confidential data into the public domain or to third parties could allow our competitors to learn our trade secrets and use the information in competition against us.

We are aware that another medical business that holds patents to certain stent designs has used the name XTENT for limited purposes in the past. If it turns out that the other business has superior trademark rights in the name, and if the other business were to challenge our use of the XTENT name, we would then need to convince a court that there is no likelihood of consumer confusion. If we were unsuccessful in court, then we could be held liable for trademark infringement and we might then have to change our name as well as pay monetary damages. If we were forced to change our name, we may suffer from a loss of brand recognition, we may be required to retrieve product and interrupt supply, and may have to devote substantial resources advertising and marketing our products under a new brand name.

Risks Related to Commercialization

The medical device industry is highly competitive and subject to rapid technological change. If our competitors are better able to develop and market products that are safer, more effective, less costly or otherwise more attractive than any products that we may develop, our commercial opportunity will be reduced or eliminated.

The medical device industry is highly competitive and subject to rapid and profound technological change. Our success depends, in part, upon our ability to maintain a competitive position in the development of technologies and products for use in the treatment of CAD.

We face competition from established pharmaceutical and biotechnology companies, as well as from academic institutions, government agencies and private and public research institutions in the United States and abroad. Most of the companies developing or marketing competing products are publicly traded or divisions of publicly-traded companies, and these companies enjoy several competitive advantages, including:

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  greater financial and human resources for product development, sales and marketing, and patent litigation;

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  significantly greater name recognition;

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  established relations with healthcare professionals, customers and third-party payors;

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  additional lines of products, and the ability to offer rebates or bundle products to offer higher discounts or incentives to gain a competitive advantage;

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  established distribution networks; and

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  greater experience in conducting research and development, manufacturing, clinical trials, obtaining regulatory approval for products and marketing approved products.

For example, Johnson & Johnson and Boston Scientific, two companies with far greater financial and marketing resources than we possess, have both developed, and are actively marketing, drug eluting stents that have been approved by the FDA. We may be unable to demonstrate that our Custom NX DES Systems offer any advantages over Johnson & Johnson's Cypher stent or Boston Scientific's Taxus Express2 stent. Many other large companies, including Medtronic and Abbott Laboratories, among others, are reportedly developing drug eluting stents. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with, or mergers with or acquisitions by, large and established companies or through the development of novel products and technologies.

The industry in which we operate has undergone, and is expected to continue to undergo, rapid and significant technological change, and we expect competition to intensify as technical advances are made. Our competitors may develop and patent processes or products earlier than us, obtain regulatory approvals for competing products more rapidly than us, and develop more effective or less expensive products or technologies that render our technology or products obsolete or non-competitive. For example, we are aware of companies that are developing various other less-invasive technologies for treating CAD, which could make our stent platform obsolete. We also compete with our competitors in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business. If our competitors are more successful than us in these matters, our business may be harmed.

If we are unable to establish sales and marketing capabilities or enter into and maintain arrangements with third parties to sell and market our Custom NX DES Systems, our business may be harmed.

We do not have a sales organization and have no experience as a company in the sales, marketing and distribution of stent systems or other medical devices. To be successful in commercializing our products we must either develop a sales and marketing infrastructure or enter into distribution arrangements with others to market and sell our products. We have not yet hired any European sales people or entered into any third-party distribution agreements other than with Biosensors for certain Pacific Rim countries.

After establishing our European sales channels, if our Custom NX DES Systems are approved for commercial sale in the United States, we currently plan to establish our own direct U.S. sales force. If we develop our own marketing and sales capabilities, our sales force will be competing with the experienced and well-funded marketing and sales operations of our more established competitors. Developing a sales force is expensive and time consuming and could delay or limit the success of any product launch. We may not be able to develop this capacity on a timely basis or at all. If we are unable to establish sales and marketing capabilities, we will need to contract with third parties to market and sell our products in the United States. To the extent that we enter into arrangements with third parties to perform sales, marketing and distribution services in the United States or internationally, our product revenue could be lower than if we directly marketed and sold our products, or any other stent system or related device that we may develop. Furthermore, to the extent that we enter into co-promotion or other marketing and sales arrangements with other companies, any revenue received will depend on the skills and efforts of others, and we do not know whether these efforts will be successful. Some of our future distributors may market their own products or distribute other companies' products that compete with ours, and they may have an incentive not to devote sufficient efforts to marketing our products. If we are unable to establish and maintain adequate sales, marketing and distribution capabilities, independently or with others, we may not be able to generate product revenue and may not become profitable.

We have limited device manufacturing and drug coating capabilities and manufacturing personnel, and if our device manufacturing and drug coating facilities or our suppliers are unable to provide an adequate supply of products, our growth could be limited and our business could be harmed.

We currently have limited resources, facilities and experience to commercially manufacture the device component of our products and apply the drug coating to the stents. In order to produce our Custom NX DES Systems in the quantities that we anticipate will be required to meet anticipated market demand, we will need to increase, or scale-up, the production process by a significant factor over our current level of production. There are technical challenges to scaling-up manufacturing capacity and developing commercial-scale manufacturing facilities that will require the investment of substantial additional funds and hiring and retaining additional management and technical personnel who have the necessary manufacturing experience. We may not successfully complete any required scale-up in a timely manner or at all. If we are unable to do so, we may not be able to produce products in sufficient quantities to meet the requirements for the launch of the product or to meet future demand, if at all. During a routine audit, we discovered that our new device configuration required revised sterilization procedures, which are currently being validated. This discovery has caused a three to five month delay in our CUSTOM III clinical trial. In the event that we encounter similar challenges in the future, we may experience interruptions in the supply of our devices and as a result may be unable to meet demand. If we develop and obtain regulatory approval for our products and are unable to manufacture a sufficient supply of our products, our revenue, business and financial prospects would be adversely affected. In addition, if the scaled-up production process is not efficient or produces stents that do not meet quality and other standards, our future gross margins may decline.

We currently assemble our Custom NX DES Systems and apply the drug coating at our facilities in Menlo Park, California. The lease on our current facility expires in May 2007, and the size of our current facility is insufficient to support manufacturing on a commercial scale. Prior to the commercial launch of our product we will need to locate additional space, which will have to be inspected and approved by the FDA, and will likely require additional certifications by the State California Department of Health Services, or CDHS, and International Standardisation Organization, or ISO. We cannot assure you that additional manufacturing space will be available on commercially reasonable terms, if at all, or that we will be able to obtain the appropriate approvals from the FDA, CDHS or ISO within the time necessary for us to commence commercial manufacturing if at all. If there were a disruption to our existing manufacturing facility, we would have no other means of manufacturing our products until we were able to restore the manufacturing capability at our facility or develop alternative manufacturing facilities and obtaining regulatory approval for these facilities. Because our Menlo Park facilities are located in a seismic zone, we face the risk that an earthquake may damage our facilities and disrupt our operations. Finally, based on a verbal agreement with Occam, we currently apply the drug coating to our stents in our Menlo Park facilities. Our license agreement with Occam does not expressly permit us to apply the drug coating to our stents except under certain limited conditions and we do not have any other written agreement that would allow this to continue to occur. If we are unable to produce sufficient quantities of our products for use in our current and planned clinical trials, if we obtain regulatory approval of our products and are unable to produce sufficient quantities of our products to support our planned commercial activities or if our manufacturing process yields substandard products, our development and commercialization efforts would be delayed.

Our manufacturing facilities and the manufacturing facilities of our suppliers must comply with strictly enforced regulatory requirements. If we fail to achieve regulatory approval for these manufacturing facilities, our business and our results of operations would be harmed.

Completion of our clinical trials and commercialization of our products require access to, or the development of, manufacturing facilities that comply with QSR and GMP. We may establish a manufacturing facility outside of the United States and can provide no assurance that our manufacturing facility would meet applicable foreign regulatory requirements or standards at acceptable cost, on a timely basis, or at all. In addition, the FDA must approve facilities that manufacture our products for domestic commercial purposes, as well as the manufacturing processes and specifications for the product. Biosensors and suppliers of components of, and products used to manufacture, our products must also comply with FDA and foreign regulatory requirements, which often require significant time, money and record-keeping and quality assurance efforts and subject us and our suppliers to potential regulatory inspections and stoppages. We, Biosensors, or our other suppliers may not satisfy these regulatory requirements. If we or our suppliers do not achieve required regulatory approval for our manufacturing operations, our commercialization efforts could be delayed, which would harm our business and our results of operations.

We depend on single-source suppliers for some of the components in our Custom NX DES Systems. The loss of these suppliers could delay our clinical trials or prevent or delay commercialization of our Custom NX DES Systems.

Although we have identified several vendors for the components of our products, some of our components are currently provided by only one vendor, or a single-source supplier. In addition to our reliance on Occam as the only source for the supply of our drug coating, we also depend on SurModics, which provides the slippery coating on our sheath. We do not have long-term contracts with our third-party suppliers of components used in the manufacture of our stent delivery catheters or the cobalt chromium tubing and laser-precision cutting process required to produce the stent segments included in our device. In addition, we do not have long-term contracts with our third-party suppliers of some of the equipment and components that are used in our manufacturing process and we do not carry a significant inventory of most components used in our products. Establishing additional or replacement suppliers for these components, and obtaining any additional regulatory approvals that may result from adding or replacing suppliers, will take a substantial amount of time. We may also have difficulty obtaining similar components from other suppliers that are acceptable to the FDA or foreign regulatory authorities. Furthermore, since some of these suppliers are located outside of the United States, we are subject to foreign export laws and U.S. import and customs regulations, which complicate and could delay shipments to us. Some of our suppliers are also our competitors and may be reluctant to supply components to us on favorable terms, if at all.

If we have to switch to replacement suppliers, we will face additional regulatory delays and the manufacture and delivery of our Custom NX DES Systems would be interrupted for an extended period of time, which would delay completion of our clinical trials or commercialization of our products. In addition, we will be required to obtain prior regulatory approval from the FDA or foreign regulatory authorities to use different suppliers or components that may not be as safe or as effective. As a result, regulatory approval of our products may not be received on a timely basis or at all.

If we do not achieve our projected development goals in the time frames we announce and expect, the commercialization of our products may be delayed and, as a result, our stock price may decline.

From time to time, we may estimate and publicly announce the anticipated timing of the accomplishment of various clinical, regulatory and other product development goals, which we sometimes refer to as milestones. These milestones could include our submission for CE Mark in the European Union, the submission to the FDA of an IDE application to commence our pivotal clinical trial for our Custom NX DES Systems, the enrollment of patients in our clinical trials, the release of data from our clinical trials and other clinical and regulatory events. The actual timing of these milestones could vary dramatically compared to our estimates, in some cases for reasons beyond our control. We cannot assure you that we will meet our projected milestones and if we do not meet these milestones as publicly announced, the commercialization of our products may be delayed and, as a result, our stock price may decline.

We may not be successful in our efforts to expand our portfolio of products and develop additional technologies.

A key element of our strategy is to discover, develop and commercialize a portfolio of new products in addition to our Custom NX DES Systems. We are seeking to do so through our internal research programs and intend to explore strategic collaborations for the development of new products utilizing our stent technology. Research programs to identify new disease targets, products and delivery techniques require substantial technical, financial and human resources, whether or not any products are ultimately identified. We may determine that one or more of our pre-clinical programs do not have sufficient potential to warrant the allocation of resources, such as the potential development of our stent technology for the treatment of peripheral artery disease, or PAD. Our research programs may initially show promise in identifying potential products, yet fail to yield products for clinical development for many reasons, including the following:

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  the research methodology used may not be successful in identifying potential products;

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  competitors may develop alternatives that render our products obsolete;

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  our products may not be deployed safely or effectively;

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  products may on further study be shown to have harmful side effects or other characteristics that indicate they are unlikely to be effective;

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  our clinical trials may not be successful; and

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  we may not receive regulatory approval.

We depend on our officers, and if we are not able to retain them or recruit additional qualified personnel, our business will suffer.

We are highly dependent on our President and Chief Executive Officer, Gregory D. Casciaro and our other officers. Due to the specialized knowledge each of our officers possesses with respect to interventional cardiology and our operations, the loss of service of any of our officers could delay or prevent the successful completion of our clinical trials and the commercialization of our Custom NX DES Systems. Each of our officers may terminate their employment without notice and without cause or good reason. We carry key person life insurance on Mr. Casciaro but not on our other officers.

Upon receiving regulatory approval for our products, we expect to rapidly expand our operations and grow our research and development, product development and administrative operations. Our growth will require hiring a significant number of qualified clinical, scientific, commercial and administrative personnel. Accordingly, recruiting and retaining such personnel in the future will be critical to our success. There is intense competition from other companies and research and academic institutions for qualified personnel in the areas of our activities. Our offices are located in the San Francisco Bay Area, where competition for personnel with healthcare industry skills is intense. If we fail to identify, attract, retain and motivate these highly skilled personnel, we may be unable to continue our development and commercialization activities.

We will need substantial additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts.

We will need to raise substantial additional capital to:

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  fund our operations and clinical trials;

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  continue our research and development;

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  scale-up our manufacturing operations;

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  defend, in litigation or otherwise, any claims that we infringe third-party patent or other intellectual property rights;

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  commercialize our products, if any such products receive regulatory approval for commercial sale; and

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  acquire or in-license companies, products or intellectual property.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalent balances and interest we earn on these balances, will be sufficient to meet our anticipated cash requirements for at least the next 18 months. However, our future funding requirements will depend on many factors, including:

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  the scope, rate of progress and cost of our clinical trials and other research and development activities;

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  the cost of filing and prosecuting patent applications and defending and enforcing our patent and other intellectual property rights;

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  the cost of defending, in litigation or otherwise, any claims that we infringe third-party patent or other intellectual property rights;

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  the terms and timing of any collaborative, licensing and other arrangements that we may establish;

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  the cost and timing of regulatory approvals;

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  the cost and timing of establishing sales, marketing and distribution capabilities;

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  the cost of establishing clinical and commercial supplies of our products and any products that we may develop;

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  the effect of competing technological and market developments;

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  licensing technologies for future development; and

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  the extent to which we acquire or invest in businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Debt financing, if available, may involve restrictive covenants. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our technologies or our products, or grant licenses on terms that are not favorable to us. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets or delay, reduce the scope of or eliminate some or all of our development programs.

If adequate funds are not available, we may have to delay development or commercialization of our products or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize. We also may have to reduce marketing, customer supports or other resources devoted to our products. Any of these factors could harm our financial condition.

If we are unable to manage our expected growth, we may not be able to commercialize our products, including our Custom NX DES Systems.

If we obtain CE Mark and FDA approval for our products, we intend to continue to rapidly expand our operations and grow our research and development, product development and administrative operations and invest substantially in our manufacturing facilities. This expansion has and is expected to continue to place a significant strain on our management and operational and financial resources. In particular, the commencement of our planned pivotal clinical trial in the United States will consume a significant portion of management's time and our financial resources. To manage any expected growth and to commercialize our Custom NX DES Systems, we will be required to improve existing, and implement new, operational and financial systems, procedures and controls and expand, train and manage our growing employee base. Our current and planned personnel, systems, procedures and controls may not be adequate to support our anticipated growth. If we are unable to manage our growth effectively, our business could be harmed.

Risks Related to Our Industry

If we fail to obtain an adequate level of reimbursement for our products from third-party payors, there may be no commercially viable markets for our products or the markets may be much smaller than expected.

Our failure to receive adequate reimbursement or pricing approvals in the United States or internationally would negatively impact market acceptance of our products in the markets in which those approvals are sought. The efficacy, safety, performance and cost-effectiveness of our products under development and of any competing products are some of the factors that will determine the availability of coverage and level of reimbursement. In the United States, a preliminary threshold for coverage and payment of medical devices and drugs generally includes approvals or clearances from the FDA. In addition, there is significant uncertainty concerning third-party coverage and reimbursement of newly approved medical products and drugs. Future legislation, regulation or coverage and reimbursement policies of third-party payors may adversely affect the demand for our products currently under development and limit our ability to profitably sell our products. Third-party payors continually attempt to contain or reduce healthcare costs by challenging the prices charged for healthcare products and services, resulting in a downward pressure of reimbursement rates generally. Under recent regulatory changes to the methodology for calculating payments for current inpatient procedures in certain hospitals, Medicare payment rates for surgical and cardiac procedures have been decreased, including approximately 10% to 14% reductions for those procedures using drug eluting stents. The reductions are to be transitioned over the next three years, beginning in fiscal year 2007. The Centers for Medicare and Medicaid Services, or CMS, responsible for administering the Medicare program, also indicated it will begin to move forward with developing revised reimbursement codes that better reflect the severity of the patient's condition in the hospital inpatient prospective payment system for fiscal year 2008. If coverage and reimbursement for our products is unavailable, insufficient or limited in scope or amount, or if pricing is set at unsatisfactory levels, market acceptance of our products would be impaired and our future revenues, if any, would be adversely affected.

Legislative or regulatory reform of the healthcare system may affect our ability to sell our products profitably.

In the United States and in certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the regulatory and healthcare systems in ways that could impact our ability to sell our products profitably, if at all. In the United States in recent years, new legislation has been proposed at the federal and state levels that would effect major changes in the healthcare system. In addition, new regulations and interpretations of existing healthcare statutes and regulations are frequently adopted. Post-payment reviews of claims also are conducted. For example, in 2005 the Office of Inspector General of the U.S. Department of Health and Human Services, or OIG audited certain sample claims paid by Medicare contracts for in-patient and out-patient claims involving arterial stent implantation to determine whether Medicare payments for these services were appropriate. The OIG found that 20 of 72 reviewed claims did not meet Medicare reimbursement requirements. Findings of ongoing or widespread inappropriate billing of arterial stents could lead to increased scrutiny in this area, which in turn, could affect our ability to raise capital, obtain additional collaborators and market our products. We also expect to experience pricing pressures in connection with the future sale of our products due to the trend toward managed health care, the increasing influence of health maintenance organizations and additional legislative proposals. Our results of operations could be adversely affected by these and other future healthcare reforms.

We face the risk of product liability claims and may not be able to obtain insurance.

Our business exposes us to the risk of product liability claims that is inherent in the testing, manufacturing and marketing of medical devices. We may be subject to product liability claims if our stents cause, or merely appear to have caused, an injury. Claims may be made by patients, consumers, healthcare providers, third-party strategic collaborators or others selling our products. Although we have product liability and clinical trial liability insurance that we believe is appropriate, this insurance is subject to deductibles and coverage limitations. Our current product liability insurance may not continue to be available to us on acceptable terms, if at all, and, if available, the coverages may not be adequate to protect us against any future product liability claims. In addition, if any of our products are approved for marketing, we may seek additional insurance coverage. If we are unable to obtain insurance at acceptable cost or on acceptable terms with adequate coverage or otherwise protect against potential product liability claims, we will be exposed to significant liabilities, which may harm our business. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to claims against us even if the apparent injury is due to the actions of others. For example, we rely on the expertise of physicians, nurses and other associated medical personnel to perform the medical procedure and related processes to implant our coronary stents into patients. If these medical personnel are not properly trained or are negligent, the therapeutic effect of our stents may be diminished or the patient may suffer critical injury, which may subject us to liability. In addition, an injury that is caused by the activities of our suppliers, such as those who provide us with cobalt chromium tubing for our stents, those that laser cut our stents or the supplier of our drug coating, may be the basis for a claim against us.

These liabilities could prevent or interfere with our product commercialization efforts. Defending a suit, regardless of merit, could be costly, could divert management's attention from our business and might result in adverse publicity, which could result in the withdrawal of, or inability to recruit, clinical trial patient participants or result in reduced acceptance of our products in the market.

Risks Related to Our Operations

Our operations involve hazardous materials, and we must comply with environmental laws and regulations, which can be expensive.

We are subject to a variety of federal, state and local regulations relating to the use, handling, storage, disposal, and human exposure to hazardous and toxic materials. We could incur costs, fines, and civil and criminal sanctions, third-party property damage or personal injury claims, or could be required to incur substantial investigation or remediation costs, if we were to violate or become liable under environmental laws. We do not have insurance for environmental liabilities and liability under environmental laws can be joint and several and without regard to comparative fault. Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations, which could harm our business. Compliance with current or future environmental and safety laws and regulations could restrict our ability to expand our facilities, impair our research, development or production efforts, or require us to incur other significant expenses. There can be no assurance that violations of environmental laws or regulations will not occur in the future as a result of the inability to obtain permits, human error, accident, equipment failure or other causes. For example, we had a chemical spill at our Menlo Park facility in February 2006, and although we believe that we took all appropriate actions to respond to the accident and that there is no remaining liability, we can provide no assurance that these actions were sufficient to prevent future chemical spills.

Because we have operated as a private company, we have no experience complying with public company obligations, including recently enacted changes in securities laws and regulations. Compliance with these requirements will increase our costs and require additional management resources, and we still may fail to comply.

We have operated as a private company, and we have not been subject to many of the requirements applicable to public companies. Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules related to corporate governance and other matters subsequently adopted by the SEC and NASDAQ Global Market, will result in increased administrative costs to us and increased legal and accounting fees. The impact of these events and heightened corporate governance standards could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company's internal control over financial reporting in their annual reports on Form 10-K. In addition, the independent registered public accounting firm auditing a company's financial statements must attest to and report on management's assessment of the effectiveness of a company's internal control over financial reporting. We may be unable to comply with these requirements by the applicable deadlines beginning with our Form 10-K for the period ending December 31, 2007. Both we and our independent registered public accounting firm will be testing our internal controls over financial reporting in connection with Section 404 requirements and could, as part of that documentation and testing, identify material weaknesses, significant deficiencies or other areas requiring further attention or improvement.

We are recording compensation expense that may result in an increase in our net losses for a given period.

Deferred stock-based compensation represents the difference between the deemed fair value of common stock at the time of a stock option grant and the option exercise price. Deferred stock-based compensation is amortized over the vesting period of the option or issuance. At December 31, 2005, deferred stock-based compensation related to option grants totaled approximately $1.0 million. Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment and during the nine months ended September 30, 2006, we granted options to employees with a grant date fair value of $9.5 million, which is being expensed over the four-year vesting period of the options on a straight-line basis. We also record non-cash compensation expense for equity stock-based instruments issued to non-employees. Non-cash compensation expense associated with future equity compensation awards may result in an increase in our net loss, and adversely affect our reported results of operations.

Changes in, or interpretations of, accounting rules and regulations, such as expensing of stock options, could result in unfavorable accounting charges or require us to change our compensation policies.

The Financial Accounting Standards Board has adopted a new accounting pronouncement requiring the recording of expense for the fair value of stock options granted to employees. The impact of the adoption of SFAS No. 123(R) on the nine months ended September 30, 2006 was $792,000. We rely heavily on stock options to motivate current employees and to attract new employees. As a result of the requirement to expense stock options, we may choose to reduce our reliance on stock options as a motivational tool. If we reduce our use of stock options, it may be more difficult for us to attract and retain qualified employees. However, if we do not reduce our reliance on stock options, our reported net losses may increase, which may have an adverse effect on our reported results of operations.

Risks Related to this Offering

Our common stock has not been publicly traded, and we expect that the price of our common stock will fluctuate substantially.

Before this offering, there has been no public market for our common stock. An active public trading market may not develop after completion of this offering or, if developed, may not be sustained. The price of the common stock sold in this offering will not necessarily reflect the market price of our common stock after this offering. The market price for our common stock after this offering will be affected by a number of factors, including:

  •
  the results of our clinical trials;

  •
  the timing of our regulatory approvals;

  •
  announcements related to litigation;

  •
  statements made by Biosensors relating to regulation or supply of the drug coating;

  •
  the announcement of new products or service enhancements by us or our competitors;

  •
  quarterly variations in our or our competitors' results of operations;

  •
  changes in earnings estimates, investors' perceptions, recommendations by securities analysts or our failure to achieve analysts' earning estimates;

  •
  developments in our industry, including changes in third-party reimbursement; and

  •
  general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors.

These factors may materially and adversely affect the market price of our common stock.

New investors in our common stock will experience immediate and substantial dilution after this offering.

The initial public offering price is substantially higher than the book value per share of our common stock. If you purchase common stock in this offering, you will incur immediate dilution of $12.47 in net tangible book value per share of common stock, based on an assumed initial public offering price of $17.00 per share, the midpoint of the range on the front cover of this prospectus. In addition, the number of shares available for issuance under our stock option and employee stock purchase plans will automatically increase annually without further stockholder approval. Investors will incur additional dilution upon the exercise of stock options. See "Dilution."

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

If our stockholders sell substantial amounts of our common stock in the public market after this offering, including shares issued upon the exercise of options, the market price of our common stock could decline. There will be approximately 18,096,308 shares of common stock eligible for sale beginning 180 days after the date of this prospectus upon the expiration of lock-up arrangements between our stockholders and underwriters. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate. See "Shares Eligible for Future Sale."

Our directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

After this offering, our officers, directors and principal stockholders each holding more than 5% of our common stock collectively will control approximately 68.1% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to control the management and affairs of our company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of our other stockholders.

We have broad discretion in the use of proceeds of this offering for working capital and general corporate purposes.

The net proceeds of this offering will be allocated to clinical trials, research and development expenses, sales and marketing operations, expansion of our manufacturing capacity, potential litigation, and working capital and general corporate purposes, as well as potential acquisitions of complementary businesses, products or technologies. Within those categories, we have not determined the specific allocation of the net proceeds of this offering. Our management will have broad discretion over the use and investment of the net proceeds of this offering within those categories, and, accordingly investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds, with only limited information concerning management's specific intentions.

Volatility in the stock price of other companies may contribute to volatility in our stock price.

The NASDAQ Global Market, particularly in recent years, has experienced significant volatility with respect to medical technology, pharmaceutical, biotechnology and other life science company stocks. The volatility of medical technology, pharmaceutical, biotechnology and other life science company stocks often does not relate to the operating performance of the companies represented by the stock. Further, there has been particular volatility in the market price of securities of early stage and development stage life science companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs, potential liabilities and the diversion of management's attention and resources.

Anti-takeover provisions in our amended and restated certificate of incorporation and amended and restated bylaws, and Delaware law, contain provisions that could discourage a takeover.

Anti-takeover provisions of our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law may have the effect of deterring or delaying attempts by our stockholders to remove or replace management, engage in proxy contests and effect changes in control. The provisions of our charter documents include:

  •
  a classified board so that only one of the three classes of directors on our board of directors is elected each year;

  •
  elimination of cumulative voting in the election of directors;

  •
  procedures for advance notification of stockholder nominations and proposals;

  •
  the ability of our board of directors to amend our bylaws without stockholder approval;

  •
  a supermajority stockholder vote requirement for amending certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws; and

  •
  the ability of our board of directors to issue up to 10,000,000 shares of preferred stock without stockholder approval upon the terms and conditions and with the rights, privileges and preferences as our board of directors may determine.

In addition, as a Delaware corporation, we are subject to Delaware law, including Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless certain specific requirements are met as set forth in Section 203. These provisions, alone or together, could have the effect of deterring or delaying changes in incumbent management, proxy contests or changes in control. See "Description of Capital Stock."

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our stock.

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on our earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay dividends, our stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties, principally in the sections entitled "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds" and "Business." All statements other than statements of historical fact contained in this prospectus, including statements regarding future events, our future financial performance, business strategy and plans and objectives of management for future operations, are forward-looking statements. We have attempted to identify forward-looking statements by terminology including "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should" or "will" or the negative of these terms or other comparable terminology. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors" or elsewhere in this prospectus, which may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for us to predict all risk factors, nor can we address the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statements.

You should not place undue reliance on any forward-looking statement, each of which applies only as of the date of this prospectus. Before you invest in our common stock, you should be aware that the occurrence of the events described in the section entitled "Risk Factors" and elsewhere in this prospectus could negatively affect our business, operating results, financial condition and stock price. Except as required by law, we undertake no obligation to update or revise publicly any of the forward-looking statements after the date of this prospectus to conform our statements to actual results or changed expectations.

USE OF PROCEEDS

Assuming a public offering price of $17.00, the midpoint of the range on the front cover of this prospectus, we estimate the net proceeds to us from the sale of 4,700,000 shares of common stock that we are selling in this offering will be approximately $72.2 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed public offering price of $17.00 per share would increase or decrease, respectively, the net proceeds to us by approximately $4.4 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions. If the underwriters' over-allotment option is exercised in full, we estimate we will receive net proceeds for the total offering of approximately $83.3 million.

Of the net proceeds from this offering, we expect to use approximately:

  •
  $30.0 million for clinical trials;

  •
  $20.0 million for research and development activities; and

  •
  $20.0 million for building our commercial infrastructure, including sales and marketing and manufacturing capacity expansion.

We intend to use the remainder of the net proceeds from this offering for working capital and general corporate purposes. The amounts actually spent for these purposes may vary significantly and will depend on a number of factors, including our operating costs, capital expenditures and other factors described under "Risk Factors." While we have no present understandings, commitments or agreements to enter into any potential acquisitions, we may also use a portion of the net proceeds for the acquisition of, or investment in, technologies or products that complement our business. Accordingly, management will retain broad discretion as to the allocation of the net proceeds of this offering.

Pending the uses described above, we will invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities. We cannot predict whether the proceeds will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock and do not anticipate declaring or paying cash dividends in the foreseeable future. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our board of directors may deem relevant.

CAPITALIZATION

You should read this capitalization table together with the sections of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the financial statements and related notes to those statements included elsewhere in this prospectus.

The following table sets forth our capitalization as of September 30, 2006:

  •
  on an actual basis; and

  •
  on a pro forma as adjusted basis to reflect the conversion of all our outstanding shares of convertible preferred stock into shares of common stock upon the closing of this offering, and the receipt of the estimated net proceeds from the sale of 4,700,000 shares of common stock offered by us at an assumed initial public offering price of $17.00 per share, the midpoint of the range on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses.

	As of September 30, 2006
	Actual	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
Redeemable convertible preferred stock, $0.001 par value, 14,873,452 shares authorized, 14,744,196 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma as adjusted	$75,592	$—

Stockholders equity (deficit):
Preferred stock, no shares authorized, issued and outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	—	—
Common stock, $0.001 par value, 24,700,000 shares authorized, 3,343,002 shares issued and outstanding, actual; 100,000,000 shares authorized and 22,787,198 shares issued and outstanding, pro forma as adjusted	3	23
Additional paid-in capital	3,182	150,912
Deferred stock-based compensation	(747)	(747)
Deficit accumulated during development stage	(46,900)	(46,900)

Total stockholders equity (deficit)	(44,462)	103,288

Total capitalization	$31,130	$103,288

(1)  A $1.00 increase or decrease in the assumed public offering price of $17.00 per share would increase or decrease, respectively, the amount of additional paid-in capital, total stockholders equity and total capitalization by approximately $4.4 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions.

The information in the table above excludes, as of September 30, 2006:

  •
  1,821,539 shares of common stock issuable upon exercise of all outstanding options under our 2002 Stock Plan at a weighted-average exercise price of $2.79 per share;

  •
  17,344 shares of common stock issuable upon exercise of all outstanding stand-alone options at a weighted-average exercise price of $0.34 per share;

  •
  196,113 shares of common stock reserved for future grant or issuance under our 2002 Stock Plan;

  •
  900,000 shares of common stock reserved for future grant or issuance under our 2006 Equity Incentive Plan and our 2006 Employee Stock Purchase Plan; and

  •
  automatic annual increases in the number of shares of common stock reserved for issuance under our 2006 Equity Incentive Plan and 2006 Employee Stock Purchase Plan.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering.

As of September 30, 2006, we had a net tangible book value of $(44.5) million, or $(13.30) per share of common stock, not taking into account the conversion of our outstanding convertible preferred stock. Net tangible book value per share is equal to our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of outstanding shares of our common stock. Our pro forma net tangible book value as of September 30, 2006 was approximately $31.1 million, or $1.72 per share of common stock. Our pro forma net tangible book value and pro forma net tangible book value per share give effect to the conversion of all outstanding shares of our convertible preferred stock into common stock.

Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by investors in this offering and pro forma as adjusted net tangible book value per share of our common stock immediately after the completion of this offering. After giving effect to

  •
  the conversion of all of our convertible preferred stock; and

  •
  the sale of 4,700,000 shares of common stock offered by us at an assumed initial public offering price of $17.00 per share, the midpoint of the range on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2006 was approximately $103.3 million, or approximately $4.53 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $2.81 per share to our common stockholders and an immediate dilution of $12.47 per share to new investors in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$17.00
Historical net tangible book value per share as of September 30, 2006	$(13.30)
Pro forma increase in net tangible book value per share attributable to conversion of redeemable convertible preferred stock	15.02

Pro forma net tangible book value per share as of September 30, 2006	1.72
Increase in pro forma net tangible book value per share attributable to this offering	2.81

Pro forma as adjusted net tangible book value per share after this offering		4.53

Dilution per share to new investors in this offering		$12.47

If the underwriters exercise their over-allotment option to purchase up to 705,000 additional shares in this offering, our pro forma as adjusted net tangible book value per share as of September 30, 2006 for the total offering will be $4.87, representing an immediate increase in pro forma net tangible book value per share attributable to this offering of $3.15 to our existing investors and an immediate dilution per share to new investors in this offering of $12.13.

Assuming the exercise in full of the 1,838,883 outstanding options, pro forma net tangible book value before this offering at September 30, 2006 would be $1.82 per share, representing an immediate increase of $0.10 per share to our existing stockholders, and, after giving effect to the sale of shares of common stock in this offering, there would be an immediate dilution of $12.60 per share to new investors in this offering.

The following table sets forth, on a pro forma as adjusted basis, as of September 30, 2006, the differences between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing stockholders and new investors purchasing shares of our common stock in this offering, before deducting underwriting discounts and commissions and estimated expenses payable by us at an assumed initial public offering price of $17.00 per share, the midpoint of the range on the front cover of this prospectus.

	Shares Purchased		Total Consideration
					Weighted- Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	18,087,198	79.4%	$76,412,842	48.9%	$4.22
New investors	4,700,000	20.6	79,900,000	51.1	17.00

Total	22,787,198	100.0%	$156,312,842	100.0%

A $1.00 increase or decrease in the assumed public offering price of $17.00 per share would increase or decrease, respectively, total consideration paid by new investors and total consideration paid by all stockholders by approximately $4.4 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions.

If the underwriters exercise their over-allotment option in full to purchase 705,000 shares of our common stock, our existing stockholders would own 77.0% and our new investors would own 23.0% of the total number of shares of our common stock outstanding after this offering.

Assuming all outstanding options are fully exercised, and the underwriters exercise their over-allotment option, the shares purchased by the new investors would constitute 21.3% of all shares purchased from us, and the total consideration paid by new investors would constitute 53.0% of the total consideration paid for all shares purchased from us. In addition, the weighted-average price per share paid by existing stockholders would be $4.09.

In the preceding tables, the shares of common stock outstanding exclude, as of September 30, 2006:

  •
  1,821,539 shares of common stock issuable upon exercise of all outstanding options under our 2002 Stock Plan at a weighted-average exercise price of $2.79 per share;

  •
  17,344 shares of common stock issuable upon exercise of all outstanding stand-alone options at a weighted-average exercise price of $0.34 per share;

  •
  196,113 shares of common stock reserved for future grant or issuance under our 2002 Stock Plan;

  •
  900,000 shares of common stock reserved for future grant or issuance under our 2006 Equity Incentive Plan and our 2006 Employee Stock Purchase Plan; and

  •
  automatic annual increases in the number of shares of common stock reserved for issuance under our 2006 Equity Incentive Plan and 2006 Employee Stock Purchase Plan.

SELECTED FINANCIAL DATA

We derived the selected statements of operations data for the years ended December 31, 2003, 2004 and 2005 and balance sheet data as of December 31, 2004 and 2005 from our audited financial statements that are included elsewhere in this prospectus. We derived the selected statements of operations data for the period from June 13, 2002 (Inception) to December 31, 2002 and the balance sheet data as of December 31, 2002 and 2003 from our audited financial statements that do not appear in this prospectus. We derived the statements of operations data for the cumulative period from June 13, 2002 (Inception) to September 30, 2006 and the nine months ended September 30, 2005 and September 30, 2006 and the balance sheet data as of September 30, 2006 from our unaudited financial statements that are included elsewhere in this prospectus. We have prepared this unaudited information on the same basis as the audited financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair statement of our financial position and operating results for such period. Our historic results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

							Cumulative Period from June 13, 2002 (Date of Inception) to September 30, 2006
	Period from June 13, 2002 (Inception) to December 31, 2002				Nine Months Ended September 30,
		Year Ended December 31,
		2003	2004	2005	2005	2006
	(in thousands, except per share data)
Statements of Operations Data:
Operating expenses:
Research and development	$1,993	$3,353	$7,118	$12,139	$8,957	$13,403	$38,006
General and administrative	159	760	1,883	2,214	1,563	5,277	10,293

Total operating expenses	2,152	4,113	9,001	14,353	10,520	18,680	48,299

Loss from operations	(2,152)	(4,113)	(9,001)	(14,353)	(10,520)	(18,680)	(48,299)
Other income (expense):
Interest income	28	138	110	323	255	801	1,400
Interest expense	—	(2)	—	—	—	—	(2)

Net loss	(2,124)	(3,977)	(8,891)	(14,030)	(10,265)	(17,879)	(46,901)
Deemed dividend related to the beneficial conversion feature of redeemable convertible preferred stock	—	—	—	—	—	(13,095)	(13,095)

Net loss attributable to common stockholders	$(2,124)	$(3,977)	$(8,891)	$(14,030)	$(10,265)	$(30,974)	$(59,996)

Net loss per share attributable to common stockholders—basic and diluted(1)	$(2.51)	$(2.34)	$(5.00)	$(6.84)	$(4.97)	$(11.65)

Weighted-average common shares outstanding	846	1,702	1,779	2,052	2,067	2,658

Pro forma net loss per share—basic and diluted				$(1.24)		$(1.98)

Pro forma weighted-average shares outstanding—basic and diluted(1)				11,302		15,670

(1)  See Note 2 of the notes to our financial statements for a description of the method used to compute basic and diluted net loss per share attributable to common stockholders and pro forma basic and diluted net loss per share.

	As of December 31,
					As of September 30, 2006
	2002	2003	2004	2005
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$3,127	$14,003	$4,761	$6,564	$30,295
Working capital	3,025	13,747	4,143	5,588	28,061
Total assets	3,240	14,661	6,136	8,675	33,706
Redeemable convertible preferred stock	5,218	20,406	20,406	35,900	75,593
Total stockholders (deficit)	(2,118)	(6,081)	(14,925)	(28,372)	(44,462)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under "Risk Factors" and elsewhere in this prospectus.

Overview

We are a development stage medical device company focused on developing and commercializing our proprietary Custom NX DES Systems to treat coronary artery disease, or CAD. Since inception we have devoted substantially all of our resources to start-up activities, raising capital and research and development, including product design, testing, manufacturing and clinical trials. We have focused our development efforts on creating our Custom NX DES Systems, which allow a physician to deploy single or multiple stents of customizable length with a single device. We have not yet received any government regulatory approvals necessary to commercialize any of our products.

We are conducting clinical trials to evaluate our Custom NX 36 and Custom NX 60 stent and stent delivery systems. In May 2006, the eight month clinical data from our CUSTOM I clinical trial was presented at the 2006 Paris Course on Revascularization conference and in October 2006, six month clinical data from our CUSTOM II clinical trial for 40 patients was presented at the 2006 Transcatheter Cardiovascular Therapeutics conference. We believe the data from these clinical trials provided preliminary evidence of safety and efficacy and supports further development of our in-situ customization approach. We completed enrollment of our CUSTOM II and initiated our CUSTOM III clinical trials, which are designed to further evaluate the safety and efficacy of in-situ customization with our stents, particularly in long lesions and multiple lesions. Assuming the results from these trials are favorable, we believe that the data from our CUSTOM I, II and III clinical trials will be sufficient to support our submission to our designated Notified Body in the European Union for CE Mark. We expect to submit our application for CE Mark in late 2007. We will need premarket approval, or PMA, from the U.S. Food and Drug Administration, or FDA, before we can market our products in the United States, which we expect will require data from large clinical trials of up to 2,500 patients. To initiate these clinical trials, we must first obtain clearance of an investigational device exemption, or IDE, from the FDA. We anticipate applying for our IDE in the first half of 2007 based on the results from our CUSTOM I, II and III clinical trials.

In anticipation of approval of our products, we plan to increase our manufacturing capacity and personnel to enable us to produce commercial quantities of our products. We anticipate that it will take time to increase our capacity and, as a result, expansion will be initiated prior to the anticipated approval of our products. Prior to obtaining regulatory approval, we may also begin to hire sales and marketing personnel. Following CE Mark approval in the European Union, we intend to commercialize our Custom NX DES Systems in key markets in both Europe and Asia Pacific. We expect to rely on third-party distributors, with our sales and clinical support, in select markets in Europe, all of Asia Pacific and the rest of the world. Following FDA approval, we expect to market our products in the United States through a direct sales force.

To date, we have not generated any revenue from our development activities and will not be able to generate revenue until one of our products is approved, if ever. We have incurred net losses in each year since our inception in June 2002. Through September 30, 2006, we had an accumulated deficit of $46.9 million. We expect our losses to continue to increase as we expand our clinical trial activities and initiate commercialization activities. Since inception we have financed our operations primarily through private placements of equity securities. In May and June 2006, we raised aggregate net cash proceeds of approximately $30.0 million in a private placement of shares of our Series D convertible preferred stock.

In May 2004, we entered into a license agreement with Occam. Pursuant to the agreement, we obtained worldwide non-exclusive rights to use Occam's drug coating on our products, and agreed to pay specified minimum royalties and royalties based on net sales of our products.

Financial Operations

Revenue

To date, we have not generated any revenue from the sale of our stent systems. We do not expect to generate revenue until 2008 at the earliest, subject to obtaining CE Mark.

Research and Development

Our research and development expenses consist primarily of product development, pre-clinical trials, clinical trials and regulatory expenses as well as the cost of manufacturing products for clinical trials. Research and development expenses include employee compensation including stock-based compensation, supplies and materials, consulting expenses, travel and facilities. We also incur significant expenses to operate our clinical trials including trial design, clinical site reimbursement, data management and travel expenses. From our inception through September 30, 2006, we incurred $38.0 million in research and development expenses.

General and Administrative

General and administrative expenses consist primarily of compensation for executive, finance, marketing and administrative personnel including stock-based compensation. Other significant expenses include professional fees for accounting and legal services associated with our efforts to obtain and maintain protection for intellectual property related to our Custom NX DES Systems. From our inception through September 30, 2006, we incurred $10.3 million in general and administrative expenses.

Results of Operations

Comparison of Nine Months Ended September 30, 2005 and 2006

Revenue.    We did not generate any revenue during the nine months ended September 30, 2005 or 2006.

Research and Development.    Research and development expenses were $9.0 million for the nine months ended September 30, 2005, compared to $13.4 million for the nine months ended September 30, 2006. The increase of $4.4 million was primarily due to higher compensation expenses of $1.3 million for additional employees hired in our research and development department, $2.4 million for prototype parts, supplies, and outside services related to product development for our Custom NX DES systems, $326,000 due to increased spending on clinical research studies and $353,000 due to increased depreciation on equipment and facilities expenses. We expect our research and development expenses to increase significantly as we continue the development of our Custom NX DES Systems and conduct additional clinical trials.

General and Administrative.    General and administrative expenses were $1.6 million for the nine months ended September 30, 2005, compared to $5.3 million for the nine months ended September 30, 2006. The increase of $3.7 million was primarily due to higher compensation expenses of $1.5 million for additional employees hired in marketing and administration, $532,000 due to increased spending for consulting, trade shows and marketing materials, and $1.2 million due to increased legal and professional expenses. We expect our general and administrative expenses to increase significantly due to the costs associated with operating as a publicly traded company and the costs associated with the commercialization of our products.

Interest Income.    Interest income was $255,000 for the nine months ended September 30, 2005, compared to $801,000 for the nine months ended September 30, 2006. The increase of $546,000 was due primarily to higher cash balances for the first nine months of 2006 as well as a modest increase in interest rates.

Beneficial Conversion Feature

In January 2006, we completed the issuance and sale of 4,684,892 shares of Series C convertible preferred stock at $5.42 per share, which price was determined by our board of directors pursuant to negotiations with the investors in that round of financing. In June 2006, we completed the issuance and sale of 3,370,758 shares of Series D convertible preferred stock at $8.90 per share, which price was determined by our board of directors pursuant to negotiations with a new investor and existing investors in that round of financing. In connection with our preparation of the financial statements necessary for this offering, we have reassessed the fair value of our common stock for financial accounting purposes in light of the expected completion of this offering. Based on this reassessment, we determined the fair value of our common stock in January 2006 to be $8.56 per share, in May 2006 to be $11.08 per share and in June 2006 to be $11.70 per share. When we issue equity securities that are convertible into common stock at a discount from the common fair value at the commitment date, the difference between the fair value of the common stock and the conversion price multiplied by the number of shares issuable upon conversion is recognized as a beneficial conversion feature. The beneficial conversion feature is presented as a deemed dividend to the related security holders with an offsetting amount to additional paid in capital and will be amortized over the period from the issue date to the first conversion date. Since the equity securities are immediately convertible into common stock by the holder at any time, we recorded and immediately amortized a beneficial conversion charge, or deemed dividend, of approximately $5.7 million in connection with our Series C convertible preferred stock financing in January 2006, and approximately $7.4 million in connection with our Series D convertible preferred stock financing in May and June 2006.

Comparison of the Years Ended December 31, 2004 and 2005

Revenue.    We did not generate any revenue during the years ended December 31, 2004 or 2005.

Research and Development.    Research and development expenses were $7.1 million for 2004, compared to $12.1 million for 2005. The increase of $5.0 million was primarily due to a $2.6 million increase in spending on animal studies, consulting and materials. The remaining $2.4 million of increase was primarily due to higher compensation expenses for additional employees hired in our research and development department to accelerate the development of our Custom NX DES Systems.

General and Administrative.    General and administrative expenses were $1.9 million for 2004, compared to $2.2 million for 2005. The increase of $331,000 was primarily due to higher spending for travel to support our clinical trials and due to increased legal expenses.

Interest Income.    Interest income was $110,000 for 2004, compared to $324,000 for 2005. The increase of $214,000 was primarily due to higher cash balances from the first closing of our Series C convertible preferred stock financing as well as modest increases in interest rates.

Income Taxes.    Due to uncertainty surrounding the realization of deferred tax assets through future taxable income, we have provided a full valuation allowance and no benefit has been recognized for our net operating loss and other deferred tax assets.

As of December 31, 2005, we had net operating loss carry-forwards of approximately $20.5 million available to reduce future taxable income, if any, for federal and California state income tax purposes. The federal income tax net operating loss carry-forward begins expiring in 2023, and the California state income tax net operating loss carry-forward begins expiring in 2014. As of December 31, 2005, we had research and development credit carry-forwards of approximately $967,000 and $1.0 million available to reduce future taxable income, if any, for federal and California state income tax purposes, respectively. The federal income tax credit carry-forwards begin expiring in 2023, and the state income tax credits carry-forward indefinitely.

Section 382 of the Internal Revenue Code generally imposes an annual limitation on the amount of net operating loss carryforwards that may be used to offset taxable income when a corporation has undergone significant changes in its stock ownership. We have internally reviewed the applicability of the annual limitations imposed by Section 382 caused by previous changes in our stock ownership and believe such limitations should not be significant. Future ownership changes, including changes resulting from or affected by this offering, may adversely affect our ability to use our remaining net operating loss carryforwards. If our ability to use net operating loss carryforwards is limited, we may be subject to tax on our income earlier than we would otherwise be had we been able to fully utilize our net operating loss carryforwards.

Comparison of the Years Ended December 31, 2003 and 2004

Revenue.    We did not generate any revenue during the years ended December 31, 2003 or 2004.

Research and Development.    Research and development expenses were $3.4 million for 2003, compared to $7.1 million for 2004. The increase of $3.8 million was primarily due to higher compensation expenses as we hired additional employees for our research and development department which resulted in $2.1 million of additional spending. In addition, spending for animal studies, a licensing agreement, consulting and materials increased by $1.2 million to support design and development work for our Custom NX DES Systems. Also, we relocated to a larger facility which contributed $310,000 to the overall increase in research and development expenses.

General and Administrative.    General and administrative expenses were $760,000 for 2003, compared to $1.9 million for 2004. The increase of $1.1 million was primarily due to an increase in compensation expenses of $757,000 related to hiring additional senior managers. Also, spending for legal, supplies and travel increased by $274,000.

Interest Income.    Interest income was $138,000 for 2003, compared to $110,000 for 2004. The decrease of $28,000 was due to lower cash balances throughout 2004 as compared to 2003.

Liquidity and Capital Resources

Sources of Liquidity

We are in the development stage and have incurred losses since our inception in June 2002. As of September 30, 2006 we had an accumulated deficit of $46.9 million. We have funded our operations from the private placements of our convertible preferred stock resulting in aggregate net proceeds of $75.6 million through September 30, 2006.

As of September 30, 2006, we did not have any outstanding or available debt financing arrangements, we had working capital of $28.1 million, and our primary source of liquidity was $30.3 million in cash and cash equivalents.

Cash Flows

Cash Flows from Operating Activities.    Net cash used in operating activities was $3.7 million in 2003, $8.2 million in 2004, $13.0 million in 2005 and $14.9 million for the nine months ended September 30, 2006. The net cash used in 2003 and 2004 primarily reflects expenditures related to the development of our products. The net cash used in 2005 and 2006 primarily reflects expenditures related to product development and clinical trials. These expenditures were offset in part by depreciation, non-cash stock-based compensation and non-cash changes in operating assets and liabilities.

Cash Flows from Investing Activities.    Net cash used in investing activities was $556,000 in 2003, $1.0 million in 2004, $1.1 million in 2005 and $943,000 for the nine months ended September 30, 2006. Cash used in investing activities is primarily related to purchases of property and equipment.

Cash Flows from Financing Activities.    Net cash provided by financing activities was $15.2 million in 2003, $15.9 million in 2005 and $39.6 million for the nine months ended September 30, 2006. Net cash used in financing activities was $5,000 in 2004. Net cash provided by financing activities in 2003, 2005 and for the nine months ended September 30, 2006 was primarily attributable to our issuance of convertible preferred stock.

Operating Capital and Capital Expenditure Requirements

To date, we have not commercialized any products. We do not anticipate generating any revenue unless and until we successfully obtain CE Mark or FDA marketing approval for, and begin selling, our Custom NX DES Systems. We anticipate that we will continue to incur substantial net losses for the next several years as we develop our products, conduct and complete clinical trials, pursue additional applications for our technology platform, expand our clinical development team and corporate infrastructure, and prepare for the potential commercial launch of our products.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, which include the proceeds from our May and June 2006 Series D convertible preferred stock financing, and interest income we earn on these balances, will be sufficient to meet our anticipated cash requirements for at least the next 18 months. If our available cash and cash equivalents and net proceeds from this offering are insufficient to satisfy our liquidity requirements, or if we develop additional products or pursue additional applications for our products, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity and debt securities may result in additional dilution to our stockholders. If we raise additional funds through the issuance of debt securities, these securities could have rights senior to those of our common stock and could contain covenants that would restrict our operations. We may require additional capital beyond our currently forecasted amounts. For example, we will need to raise additional funds in order to build our sales force and commercialize our products. Any such required additional capital may not be available on reasonable terms, if at all. If we are unable to obtain additional financing, we may be required to reduce the scope of, delay, or eliminate some or all of, our planned clinical trials, research, development and commercialization activities, which could materially harm our business.

We anticipate spending approximately $40.0 million to complete our CUSTOM III, IV and V clinical trials. In addition, we will spend additional funds for regulatory approvals and for activities to commercialize our Custom NX DES Systems, if approved. The development of any new applications of our custom length stent technology and new products will also require the expenditure of significant financial resources and take several years to complete. We expect to fund the development of potential products with the proceeds of this offering, together with our existing cash and cash equivalents balances and revenue from the sales of our Custom NX DES Systems, if approved.

Our forecasts for the period of time through which our financial resources will be adequate to support our operations and the costs to complete development of products are forward-looking statements and involve risks and uncertainties, and actual results could vary materially and negatively as a result of a number of factors, including the factors discussed in the "Risk Factors" section of this prospectus. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect.

Because of the numerous risks and uncertainties associated with the development of medical devices, such as our Custom NX DES Systems, we are unable to estimate the exact amounts of capital outlays and operating expenditures necessary to complete ongoing clinical trials and successfully deliver a commercial product to market. Our future funding requirements will depend on many factors, including but not limited to:

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  the scope, rate of progress and cost of our clinical trials and other research and development activities;

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  the cost of filing and prosecuting patent applications and defending and enforcing our patent and other intellectual property rights;

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  the cost of defending, in litigation or otherwise, any claims that we infringe third-party patent or other intellectual property rights;

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  the terms and timing of any collaborative, licensing and other arrangements that we may establish;

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  the cost and timing of regulatory approvals;

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  the cost and timing of establishing sales, marketing and distribution capabilities;

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  the cost of establishing clinical and commercial supplies of our products and any products that we may develop;

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  the effect of competing technological and market developments;

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  licensing technologies for future development; and

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  the extent to which we acquire or invest in businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

Future capital requirements will also depend on the extent to which we acquire or invest in businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

Contractual Obligations

The following table discloses aggregate information about our contractual obligations and the periods in which payments are due as of December 31, 2005:

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Operating lease	$318,885	$223,369	$95,516	$—	$—
Minimum royalty obligations	2,120,000	20,000	220,000	360,000	1,520,000

Total	$2,438,885	$243,369	$315,516	$360,000	$1,520,000

The long-term commitments under operating leases shown above consist of payments related to our real estate lease in Menlo Park, California, which expires in May 2007.

The minimum royalty payments that are listed above consist of payments related to license agreements we have with Occam and SurModics. The total royalty payments for these licenses are based on our net revenues and therefore have no maximum. We also have contingent milestone payments that are payable to licensors upon the achievement of certain milestones. These payments could total up to $720,000 if all milestones are achieved.

Related Party Transactions

For a description of our related party transactions, see the "Related Party Transactions" section of this prospectus.

Off-Balance Sheet Arrangements

Since inception, we have not engaged in any off-balance sheet activities as defined in Regulation S-K Item 303(a)(4).

Critical Accounting Policies and Estimates

Our management's discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenue and expenses during the reporting periods. We evaluate our estimates and judgments on an ongoing basis. Actual results may differ materially from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 to our financial statements included elsewhere in this prospectus, we believe that the following accounting policies and estimates are most critical to a full understanding and evaluation of our reported financial results.

Clinical Trial Accruals

We record accruals for estimated clinical trial expenses, comprised of payments for work performed by participating trial centers. These costs are a significant component of our research and development expenses. The costs of our clinical trials are contractually determined based on the nature of the services to be provided. We accrue expenses for clinical trials based on estimates of work performed under our clinical trial contracts. These estimates are based on information provided by participating clinical trial centers. If the information provided is incomplete or inaccurate, we may underestimate expenses at a given point in time. To date, our estimates have not differed significantly from actual costs.

Stock-Based Compensation

Beginning on January 1, 2006, we began accounting for stock options granted to employees under the provisions of the Financial Accounting Standards Board, or FASB, Statement No. 123 (revised 2004), Share-Based Payment, or SFAS 123(R), which require the recognition of the fair value of stock-based compensation. The fair value of stock options was estimated using a Black-Scholes option pricing model. This model requires the input of subjective assumptions in implementing SFAS 123(R), including expected stock price volatility, expected life and estimated forfeitures of each award. The fair value of equity-based awards is amortized over the vesting period of the award, and we have elected to use the straight-line method of amortization. Due to the limited amount of historical data available to us, particularly with respect to stock-price volatility, employee exercise patterns and forfeitures, actual results could differ from our assumptions.

Through December 31, 2005, we accounted for employee stock options using the intrinsic-value method in accordance with Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, or APB No. 25, Financial Accounting Standards Board, or FASB, Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB No. 25, and related interpretations. For periods prior to January 1, 2006, we have complied with the disclosure-only provisions of Statement of Financial Accounting Standards, or SFAS No. 123, Accounting for Stock-Based Compensation, as amended.

Under APB No. 25, we recognize stock-based compensation expense when we issue employee stock option grants at exercise prices that, for financial reporting purposes, are deemed to be below the estimated fair value of the underlying common stock on the date of grant. As disclosed more fully in the table below, we granted stock options with exercise prices ranging from $0.40 to $11.20 during the 21 months ended September 30, 2006. We did not obtain contemporaneous valuations by an unrelated valuation specialist that we could rely on during this period. Instead, we relied on our board of directors, which includes several venture capitalists who have considerable experience in the valuation of emerging companies and several members with extensive experience in the medical device industry. Given the absence of an active market for our common stock and uncertainty prior to the second quarter of 2006 as to whether we would pursue an initial public offering, our board of directors, with input from management, determined the estimated fair value of our common stock on the date of grant based on several factors, including:

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  the grants involved illiquid securities in a private company;

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  the options to acquire shares of our common stock were subject to vesting, generally vesting over a four-year period;

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  our performance and the status of our research and development efforts;

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  our stage of development and business strategy, including the status and timing of expected CE Mark clearance and our 510(k) submission with the FDA and the likelihood and timing of product launch;

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  the composition and changes in the management team, including the need to recruit additional members;

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  the likelihood of achieving a liquidity event for the shares of our common stock, such as an initial public offering or sale of our company, given market conditions; and

  •
  the market prices of comparable publicly held medical device companies.

In connection with the preparation of our financial statements necessary for this offering, we have reassessed the estimated fair value of our common stock assuming the completion of this offering. In reassessing the fair value of our common stock, we reviewed our operating history and the estimated value added by events occurring as our company developed during the period noted above. At its meeting held in December 2004, our board of directors determined that the fair market value of our common stock was $0.40 per share and it granted stock options at that price based on a number of factors including: the absence of clinical trial results validating our products, the inherent risk based on our stage of development, the absence of regulatory clearance for our product or the drug coating that we combine with our products, competition, and the liquidation preferences of our preferred stock, which has significant rights, preferences and privileges over our common stock. Our reassessment focused on the period between January 1, 2005 and September 30, 2006.

In reassessing the fair value of our common stock, we also reviewed each of the factors described in the bullets above and the events between each date that we granted stock options. As a pre-revenue company, we believe that advances in the areas of product development, clinical study enrollment and the receipt of clinical data, and developments in our intellectual property portfolio are the primary determinants of value of the company and our stock. During the period from January 1, 2005 through September 30, 2006, we were engaged in continuous efforts to develop, design, test and evaluate our products. While meaningful progress was achieved during this time period, the development progressed consistently to the designs currently incorporated into our products. During this period, we conducted several pre-clinical animal studies and human clinical studies designated as CUSTOM I and CUSTOM II clinical studies. Patients were enrolled in these studies on an ongoing basis. The human clinical study results were unblinded, which enabled us to assess our clinical progress each month. During these clinical studies there were no significant safety issues related to the device and the early positive clinical results contributed to the gradual increase in the value of the stock. As of September 30, 2006, we had enrolled approximately half of the total number of patients required to obtain CE Mark, which indicates our continuous progress in working towards satisfying the requirements for our clinical trials. During the same time period, we submitted nineteen patent applications in the United States and nine foreign applications to further protect our intellectual property and add value to our company.

In reassessing the fair value of our common stock we did not rely on the valuation of our Series C convertible preferred stock sold in February 2005 and January 2006 or the valuation of our Series D convertible preferred stock sold in May and June 2006. We did not deem these issuances to be significant milestone events because, with the exception of one investor in the Series D convertible preferred stock financing, the investors in these financings were largely company insiders. As a result, these financings were not considered arms length transactions under applicable accounting rules. Following the reassessment of the fair value of our common stock, we determined that the price per share of the Series C convertible preferred stock sold in January 2006 and all of the Series D convertible preferred stock were issued at a price below the reassessed value. Accordingly, we recorded a beneficial conversion feature charge of approximately $13.1 million during the nine month period ended September 30, 2006.

The following table summarizes information for all stock options granted by us to our employees and directors during the 21 months ended September 30, 2006, including the exercise price and estimated fair value of our common stock based on the reassessment described above.

Date of Grant	Number of Options Granted	Weighted- Average Exercise Price	Estimated Weighted- Average Fair Value Per Share	Weighted- Average Intrinsic Value Per Share
February 1, 2005	515,140	$0.40	$1.66	$1.26
April 6, 2005	22,500	0.54	2.92	2.38
June 8, 2005	42,250	0.54	4.16	3.62
August 3, 2005	36,458	0.54	5.42	4.88
October 5, 2005	11,000	0.54	6.68	6.14
December 8, 2005	18,750	0.54	7.94	7.40
February 1, 2006	164,192	1.50	9.20	7.70
April 5, 2006	42,300	3.50	10.44	6.94
May 1, 2006	510,482	3.50	11.08	7.58
June 5, 2006	180,250	5.20	11.70	6.50
July 12, 2006	32,500	7.20	12.32	5.12
August 2, 2006	20,000	9.20	12.32	3.12
August 29, 2006	60,500	9.20	12.32	3.12
September 7, 2006	25,000	9.20	12.32	3.12
September 27, 2006	12,500	11.20	12.32	1.12

We established $12.32 as the estimated fair value of our common stock at July 31, 2006, which amount represents 90% of the midpoint of our estimated range for this offering. Our estimated range for this offering was determined based upon preliminary discussions with various investment bankers that occurred in July 2006. We confirmed that the estimated range for this offering had not changed as of September 2006. We applied a 10% discount to our estimated initial public offering price to reflect (i) the probability that the offering will be delayed or withdrawn or that the actual offering price will be reduced below our estimated initial filing range and (ii) the fact that the shares underlying the options will be subject to a 180 day lock-up after the date of our initial public offering. The fair value per share for our common stock has remained constant from July 2006 through September 2006 due to the negative publicity surrounding drug eluting stents from the potential for late stent thrombosis and the prospects these concerns have on extending our clinical timelines. These developments have been counterbalanced by the continued progress we have made in developing our products and in enrolling patients and receiving generally positive clinical results.

In accordance with the requirements of APB No. 25 through December 31, 2005, we have recorded deferred stock-based compensation expense for the difference between the exercise price of the stock options granted during the year ended December 31, 2005 and the reassessed fair market value of our common stock at the date of grant and we amortize that amount over the vesting period of the stock options and include it as a component of stock-based compensation.

Effective January 1, 2006, we adopted SFAS 123(R) using the prospective transition method, which requires the measurement and recognition of compensation expense for all shared-based payment awards granted, modified and settled to our employees and directors after January 1, 2006. During the nine month period ended September 30, 2006, we granted stock options to employees to purchase 1,047,724 shares of common stock with a weighted-average grant date fair value of $9.11 per share under the Black-Scholes valuation model.

As of September 30, 2006, we had total unamortized employee stock-based expense of $9,454,763 arising from stock option grants to employees through September 30, 2006, which is expected to be amortized as follows:

Remainder of Year Ending December 31, 2006	Year Ending December 31, 2007	Year Ending December 31, 2008	Year Ending December 31, 2009	Year Ending December 31, 2010
$712,385	$2,702,840	$2,702,840	$2,455,969	$880,729

While our financial statements through December 31, 2005 account for stock option grants pursuant to APB No. 25, in accordance with SFAS No. 123, we disclose in the footnotes to our financial statements the pro forma impact on our net loss had we accounted for stock option grants using the fair value method of accounting. This information is presented as if we had accounted for our employee stock options at fair value using the minimum value option-pricing model. Our use of the minimum value model was primarily due to our determination as to its appropriateness as well as its general acceptance as an option valuation technique for private companies.

Although it is reasonable to expect that the completion of our initial public offering may add value to the shares as a result of increased liquidity and marketability, the amount of additional value cannot be measured with precision or certainty. Determining the reassessed fair value of our common stock required our board of directors and management to make complex and subjective judgments, assumptions and estimates, which involved inherent uncertainty. Had our board of directors and management used different assumptions and estimates, the resulting fair value of our common stock and the resulting stock-based compensation expense could have been different.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS 123(R), which is a revision of SFAS 123. This statement supercedes APB 25, and amends FASB Statement No. 95, Statement of Cash Flows. SFAS 123(R) requires all share-based payments, including stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. We have adopted SFAS 123(R) using the prospective transition method beginning on January 1, 2006. Under the prospective transition method, we will continue to account for stock options outstanding as of December 31, 2005 using the accounting principles originally applied to those options. For stock options and awards granted subsequent to December 31, 2005, we will calculate compensation expense based on the grant date fair value estimated in accordance with SFAS 123(R). We accounted for share-based payments awarded to employees through December 31, 2005 using APB 25's intrinsic value method. The adoption of SFAS 123(R)'s fair value method resulted in a non-cash charge of $791,930 for the nine months ended September 30, 2006.

In May 2005, the FASB issued Statement of Financial Accounting Standards No.154, Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement No. 3, or SFAS 154. SFAS 154 primarily requires retrospective application to prior periods' financial statements for the direct effects of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and early adoption is permitted. We have evaluated the impact of the adoption of SFAS 154, and do not believe the impact will be material to our overall results of operations or financial position in 2006.

In September 2005, the Emerging Issues Task Force, or EITF, issued Statement 05-6, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination, or EITF 05-6. EITF reached a consensus that leasehold improvements acquired in a business combination or that are placed in service significantly after, and not contemplated at or near the beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewal periods that are deemed to be reasonably assured at the date the leasehold improvements are purchased. EITF 05-6 applies to leasehold improvements that are purchased or acquired in reporting periods beginning after June 29, 2005. The adoption of the provisions of EITF 05-6 did not have a material impact on our financial position and results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements, or SAB No. 108. SAB No. 108 requires analysis of misstatements using both an income statement, or 'rollover,' approach and a balance sheet, or 'iron curtain,' approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. SAB No. 108 is effective commencing with our fiscal year 2007 annual financial statements. We are currently assessing the potential impact that the adoption of SAB No. 108 will have on our financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, or SFAS No. 157, which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS No. 157 is effective commencing with our fiscal year 2009 annual financial statements. We are currently assessing the potential impact that the adoption of SFAS No. 157 will have on our financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes: An Interpretation of FASB Statement No. 109, or FIN No. 48. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes, by defining the minimum recognition threshold a tax position is required to meet before being recognized in our financial statements. FIN No. 48 is effective commencing with our fiscal year 2007 annual financial statements. We are currently evaluating the effect that the adoption of FIN No. 48 will have on our financial position and results of operations.

Quantitative and Qualitative Disclosures About Market Risk

The primary objective of our investment activities is to preserve our capital for the purpose of funding operations while at the same time maximizing the income we receive from our investments without significantly increasing risk. To achieve these objectives, our investment policy allows us to maintain a portfolio of cash equivalents and investments in a variety of marketable securities, including commercial paper, money market fund and U.S. government securities. Our cash and cash equivalents as of September 30, 2006, included liquid money market accounts. Due to the short-term nature of our investments, we believe that there is no material exposure to interest rate risk.

BUSINESS

Overview

We are a development stage medical device company focused on developing and commercializing our innovative customizable drug eluting stent systems for the treatment of coronary artery disease, or CAD. Our drug eluting stent systems are designed to enable physicians to customize both length and diameter of the stent at the site of the diseased section of the artery, or lesion, which we refer to as in-situ customization. Our stent systems are designed to treat longer lesions than currently available drug eluting stents and multiple lesions with the use of a single device. Our stent systems, the Custom NX 36 and the Custom NX 60, incorporate a modular cobalt chromium stent design as well as a proprietary delivery system. In addition, our stents have a drug coating that is made up of Biolimus A9, an anti-inflammatory drug, and PolyLactic Acid, a biodegradable polymer, which in combination are intended to reduce the incidence of restenosis, or renarrowing of the previously treated artery over time. We believe our technology, if approved by regulatory authorities, will enable us to compete in the approximately $5.3 billion worldwide drug eluting stent market.

We are developing 36mm and 60mm stent systems based on our proprietary technology platform. Our stent design is modular in that it consists of multiple 6mm segments in which the ends of each segment interleave with the ends of the adjacent segments, or are interdigitated. This interdigitated modular stent design allows the physician to customize the stent length and deploy the necessary stent segments in the artery in-situ. Our delivery system incorporates a protective sheath and a proprietary mechanism to control the number of stent segments deployed. Our first two stent systems in development are the Custom NX 36 and the Custom NX 60. We believe that these two systems will enable physicians to provide a therapeutic solution for the majority of CAD patients treated with currently marketed drug eluting stents. Our Custom NX 36 is customizable in length and designed to treat single or multiple lesions. Our Custom NX 60 is designed to give physicians a suitable length stent to treat one long lesion or multiple smaller lesions with the use of one device, reducing the need for multiple catheter exchanges and related device costs. We believe that the ability to customize our stent and potentially treat multiple lesions and long lesions with one catheter may improve procedural efficacy and efficiency and lower costs.

Status of Regulatory Approval

Our Custom NX DES Systems are combination devices that include a stent and drug coating, for which we must receive regulatory approval as a medical device before we can market the systems. We are conducting clinical trials to evaluate our Custom NX 36 and Custom NX 60 stent and stent delivery systems. In May 2006, the eight month clinical data from our CUSTOM I clinical trial was presented at the 2006 Paris Course on Revascularization conference and in October 2006, six month clinical data from our CUSTOM II clinical trial for 40 patients was presented at the 2006 Transcatheter Cardiovascular Therapeutics conference. We believe the data from these clinical trials provided preliminary evidence of safety and efficacy and supports further development of our in-situ customization approach. We completed enrollment of our CUSTOM II and initiated our CUSTOM III clinical trials, which are designed to further evaluate the safety and efficacy of in-situ customization with our stent systems, particularly in long lesions and multiple lesions. Assuming the results from these trials are favorable, we believe that the data from our CUSTOM I, II and III clinical trials will be sufficient to support our submission to our designated Notified Body in the European Union for CE Mark. We expect to submit our application for CE Mark in late 2007. We will need premarket approval, or PMA, from the U.S. Food and Drug Administration, or FDA, before we can market our products in the United States, which we expect will require data from large clinical trials of up to 2,500 patients. To initiate these clinical trials, we must first obtain clearance of an investigational device exemption, or IDE, from the FDA. We anticipate applying for our IDE in the first half of 2007 based on the results from our CUSTOM I, II and III clinical trials. We expect to submit a PMA application to the FDA in 2009. We expect to be able to commercialize our products, at the earliest, in the European Union in the second half of 2008 and in the United States in the first half of 2010.

We license our drug coating from Occam International, B.V., or Occam, a wholly-owned subsidiary of Biosensors International Group, Ltd., which together with Occam and each of their affiliated companies, are referred to as Biosensors in this prospectus. Regulatory approvals of our products are dependent upon Biosensors obtaining a favorable opinion from the relevant drug authority on its drug master file, or DMF, in the European Union and approval from the FDA in the United States.

Market Opportunity

Coronary artery disease, or CAD, is the most common form of cardiovascular disease and the number one cause of death in the United States and Europe. CAD is primarily caused by the accumulation of fat-laden cells, also known as plaque, in the arteries leading to the heart. Over time, the accumulation of plaque in an artery, known as a lesion, narrows the diameter of its lumen, or inner channel, and may significantly reduce or stop blood flow. A reduction in blood flow to the heart can cause chest pain, a heart attack or potentially death. CAD accounts for over 650,000 deaths annually and, according to the American Heart Association, affects over 13 million Americans. Risk factors for CAD include old age, smoking, diabetes, obesity, sedentary lifestyle and an individual's genetic history.

Evolution of Treatments for Coronary Artery Disease

A number of surgical procedures and interventional therapies have been developed over the past four decades to treat CAD, each with the goal of quickly and safely restoring blood flow. This is accomplished by surgically rerouting the flow of blood around the lesion or using interventional techniques to reopen the artery. The treatment of CAD has experienced significant innovation and has evolved from invasive surgical approaches to minimally-invasive catheter-based therapies. This innovation has generally resulted in less severe procedure-related complications, as well as reduced costs due to shorter procedure and recovery times. We believe that physicians have rapidly adopted these new therapies because of these benefits.

Coronary Artery Bypass Graft Surgery.    In the 1960s, coronary artery bypass graft surgery, or CABG, was developed as a treatment for CAD. In this procedure, a healthy vein or artery is taken from another site in the patient's body. The patient's chest is surgically opened and the harvested artery is connected to the aorta and to the heart to provide a pathway for the blood flow around the site of the lesion. For many years, CABG has been considered the standard of care for treating CAD in patients at moderate to high risk of heart attack. However, CABG can be a highly-invasive procedure that is generally associated with long recovery times and hospital stays.

Balloon Angioplasty.    In the late 1970s, a significant advancement in the treatment of CAD was developed that provided physicians with a minimally-invasive therapy called percutaneous coronary intervention, or PCI. The initial innovation was balloon angioplasty, in which a physician inserts a flexible catheter with a balloon tip into the femoral artery at the groin and maneuvers the catheter through the vascular system into the coronary arteries. At the site of the lesion, the balloon is inflated, compressing the plaque and stretching the artery wall to create a larger channel to restore blood flow. We believe this therapy was rapidly adopted by physicians because it resulted in shorter hospital and recovery times as compared to CABG. However, while providing advantages over CABG, the long-term effectiveness of balloon angioplasty is limited by restenosis. Restenosis occurs due to two primary causes; the elastic recoil of the artery wall and the formation of scar tissue within the artery and typically requires a repeat of the PCI therapy or CABG. Clinical trials demonstrated that restenosis occurred in up to 57% of balloon angioplasty procedures within six months of treatment.

Bare Metal Stents.    The next significant innovation in PCI was the development of stents in the 1990s. Stents are tubular metal devices consisting of interconnected struts that are inserted inside the narrowed artery and expanded to hold it open. During a procedure, a stent mounted on a balloon catheter is delivered to the lesion. The balloon is inflated to expand the stent and is then removed, leaving the stent behind. Bare metal stents lower the occurrence of restenosis by addressing the elastic recoil of the artery wall and quickly replaced the use of balloon angioplasty as the primary interventional therapy for CAD. However, bare metal stents do not address the second cause of restenosis, the formation of scar tissue. Clinical trials have demonstrated that restenosis occurs in up to 35% of bare metal stent procedures within eight months of treatment.

Drug Eluting Stents.    The most recent innovation in PCI was the development of drug eluting stents. Drug eluting stents were designed to address both causes of restenosis. Currently marketed drug eluting stents are conventional bare metal stents that are coated with a drug that is designed to reduce the formation of scar tissue in the artery. This advance has resulted in improved patient outcomes due to reduced restenosis. According to published third-party analysis of the data from a number of randomized controlled clinical trials for currently marketed drug eluting stents, the restenosis rate for drug eluting stents was approximately 10.5% as compared with approximately 31.7% for bare metal stents. As a result, following their introduction in Europe in 2002 and in the United States in 2003, drug eluting stents brought about a rapid shift in physician treatment of CAD and were used in 89% of the stent procedures in the United States in 2005. Drug eluting stents were used in approximately 1.5 million of the 2.2 million coronary stent procedures performed worldwide in 2005, and represented a $5.3 billion market according to Millennium Research Group. Existing approved drug eluting stents have demonstrated improved long-term clinical results and lower rates of restenosis in comparison to bare metal stents. However, some recent clinical data indicates higher rates of blood clot formation, or thrombosis, which could lead to heart attacks or death, in patients who received drug eluting stents when compared to patients who received bare metal stents. In response, the FDA evaluated this clinical data during a public meeting of its Circulatory System Devices Advisory Panel on December 7 and 8, 2006. The FDA has not issued final conclusions or recommendations from this meeting. As a result of this clinical data, the use of bare metal stents has reportedly increased, and the use of drug eluting stents has correspondingly decreased, at certain hospitals in the United States and elsewhere. In addition, drug eluting stents are significantly more expensive than bare metal stents, with average costs in the United States that are approximately 2.5 times the cost of a bare metal stent. Additionally, drug eluting stents currently available in the United States use polymer coatings that remain permanently on the stent, and we believe that long-term safety may be diminished because of this characteristic.

Evolution of Delivery Methods for Percutaneous Coronary Interventions

In addition to the advancements in PCI, the methods of their delivery have also improved over time. These improvements have made PCI procedures easier to perform and have reduced the amount of time for a single procedure. Similar to the rapid shift in the PCI therapies utilized with the introduction of each significant procedure innovation, physicians have quickly adopted these improved delivery methods.

Over-the-Wire.    Over-the-wire delivery systems represented the first significant innovation for PCI therapy delivery. The original fixed-wire balloon angioplasty devices incorporated the use of a wire attached to the balloon catheter. If a lesion had to be treated more than once or if there were multiple lesions, removal of the entire device was required and insertion of a new device and renavigation to the targeted lesion. The fixed-wire approach was time-consuming and could be technically challenging. In the over-the-wire systems, the guidewire is separate from the catheter. The guidewire is used to navigate through the patient's vascular system to and across the targeted lesion, and the catheter slides over the guidewire to the treatment site. The guidewire maintains access to the lesion site so that multiple therapeutic devices can be delivered quickly and safely. This innovation rapidly replaced the fixed-wire delivery method. Though this is an effective method to safely deliver PCI therapies, every device delivered requires an exchange of the catheter and a second operator to hold the guidewire in place, adding time and complexity to the procedure.

Rapid Exchange.    Rapid exchange delivery systems were developed to simplify the exchange of catheters by allowing a much shorter length of guidewire to be used in a procedure, thus allowing a single operator in a PCI procedure to manage both the catheter and the guidewire. The improved efficiencies from this innovation have led to the use of rapid exchange delivery systems in the majority of PCI procedures today. According to Millennium Research Group, 70% of the drug eluting stents used in the United States were delivered with a rapid exchange system in 2005. Rapid exchange systems enable quicker changes from one catheter to another, and a third-party study has shown their use results in reduced procedure times and lower radiation exposure from x-ray images taken during stent placement. Despite improving procedural efficiency compared to over-the-wire systems, rapid exchange systems still require time consuming catheter exchanges when multiple devices are needed for a single procedure.

Limitations of Current Percutaneous Coronary Intervention Therapies

Although significant advances have been made with drug eluting stents, we believe the designs of current stents and methods of delivery limit effectiveness for patients and efficiency of the physicians treating CAD, and can result in increased costs for healthcare providers. Current commercially available stent systems include stents with fixed-lengths of up to 33mm, and require a separate device for each stent used. This requires physicians to estimate the size and shape of the artery's lumen, and then use their judgment to select the proper length and diameter stent for the lesion. These characteristics of existing technology lead to the following limitations:

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  Inability to Customize Treatment Options In-Situ.    The effectiveness of drug eluting stents has caused physicians to expand their use beyond the treatment of single or discrete lesions to the treatment of long lesions and multiple lesions. Using currently available technologies, these lesions can require multiple stents, increasing procedure complexity, time and cost. According to a Millennium Research Group survey conducted in May 2006, over 50% of the patients undergoing a PCI procedure had disease in more than one artery and an average of approximately 1.7 stents were used per stent procedure in the United States. Because the procedure is reimbursed at a fixed amount, we believe the cost of the additional stents is incurred by the hospital.

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  Multiple Catheter Exchanges.    Currently available delivery systems require a catheter exchange for every additional balloon or stent used. In addition to the catheter exchanges required by the use of multiple stents, a procedure may require insertion and inflation of a balloon both before and after placement of each stent. Each catheter exchange increases procedure time, cost and exposure to radiation from additional x-ray imaging.

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  Overlapping of Stents to Cover Long Lesions.    Treatment of longer lesions with current fixed-length stents requires placement of multiple overlapping stents. This can result in reduced therapeutic benefits, and two independent clinical trials have shown this practice is associated with an increased incidence of adverse cardiac events. We believe that the increase in treatment of longer lesions, combined with the length limitations of available stents, has increased the use of this technique, with approximately one in four procedures involving overlapping stents.

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  Inaccurate Placement of Stents.    Inaccurate placement of stents, or geographic miss, results in portions of a lesion remaining exposed, increasing the likelihood of thrombosis and the need for reintervention. We believe that geographic miss occurs due to the difficulty of accurately pre-selecting the necessary stent length and diameter. We believe this is caused by the limitations of two dimensional x-ray images, as well as changes in the shape of the artery that can occur due to device delivery. In addition, we believe that physicians may select shorter stents to ensure deliverability and avoid covering healthy artery side-branches. In Johnson & Johnson's STLLR clinical trial, geographic miss was observed in 44.5% of procedures, resulting in higher rates of thrombosis and reinterventions.

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  Alteration of the Artery Anatomy.    The shape of an artery can include a number of bends, and its movement can include a twisting motion with each contraction of the heart. Many current stents can be rigid and stiff along their entire length, in order to hold open diseased arteries, and can cause a change in the artery's anatomical shape and may inhibit its natural twisting movement. We believe altering the artery's natural anatomy and limiting its movement may adversely impact the long-term safety of the therapy. An independent clinical trial conducted by the Austrian Wiktor Stent Study Group and European Paragon Stent Investigators, showed that changes in artery shape which occurred following stent procedures were associated with major adverse cardiac events, or MACE.

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  Required Physician Planning and Inventories.    Current drug eluting stent offerings are fixed-length and cannot be adjusted, but the size and shape of lesions can vary significantly. In order to choose the correct stent, physicians can spend considerable time attempting to estimate the size and characteristics of the lesion. Additionally, due to the variability of lesions, hospitals must keep a wide variety of stent sizes in inventory resulting in higher inventory management efforts and costs.

We believe that while current stent systems can provide effective therapy for patients, there is significant opportunity for improvement in efficacy, efficiency and cost due to the limitations described above.

The XTENT Solution

Our customizable drug eluting stent systems are designed to enable the treatment of single lesions, long lesions and multiple lesions of varying lengths and diameters, in one or more arteries with a single device. We believe our Custom NX DES Systems' ability to customize therapy without the need to exchange catheters may enable physicians to treat patients more effectively and efficiently. Our technology platform is designed to benefit all major constituents in the healthcare system by providing patients with better therapeutic outcomes, giving physicians a more effective and efficient clinical tool and potentially reducing costs for healthcare providers. We believe that the potential benefits provided by our technology include the following:

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  In-Situ Customization.    Our Custom NX DES Systems are designed to allow physicians to determine the appropriate length of stent for the patient while inside the artery at the site of the lesion, or in-situ. This ability to customize stent length in-situ may help ensure coverage of the lesion and reduce the planning required prior to catheter insertion. Additionally, because our stents can be customized, we believe our six Custom NX stent configurations, comprised of three different diameters for each of our two lengths, may address the same lesions that could be treated with approximately 33 of the fixed-length stent configurations offered by our competitors.

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  Treatment of Multiple Lesions With a Single Device.    Our stents are comprised of multiple segments that are interdigitated. With the insertion of a single device, the physician can choose to place up to 60mm of stent to treat a single long lesion or distribute the 6mm segments across multiple lesions in a customized manner. Our products may eliminate the need to use a separate post-deployment balloon because the balloon in our catheter can be shortened and reused during the procedure. We believe a single Custom NX 60 or Custom NX 36 can perform the same functions as multiple competing stents and balloon catheters. This may result in significant device cost savings, reduced catheter exchanges and shorter procedure times.

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  Treatment of Long Lesions Without Multiple Overlapping Stents.    Our Custom NX 60 is designed to be able to effectively treat longer sections of diseased artery as compared with current fixed-length alternatives. Our Custom NX 60 can deliver up to 60mm of stent, while currently available drug eluting stents are typically 33mm or shorter. We believe our ability to cover a long lesion with a single stent may reduce the complications from overlapping stents. Two studies support our belief that overlapping stents increase the risk of complications. An analysis from the Real-World Eluting Stent Comparative Italian Retrospective Evaluation Study showed an increase in thrombosis with no increased incidence of heart attack in the stent overlap group and another independent retrospective study conducted by the Washington Hospital Center showed an increase in the incidence of heart attack and no increase in thrombosis in the stent overlap group.

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  Improved Stent Placement Accuracy.    Our Custom NX DES Systems are designed to allow the physician to incrementally adjust the length and diameter of the stent deployed while the delivery catheter is positioned in the patient's diseased artery. Prior to stent deployment, the physician can view the x-ray image to confirm complete coverage of the disease and make any additional length adjustments. During deployment, stent diameter can be adjusted by controlling the pressure of the balloon inflation. We believe that this will enable a single stent deployed by our Custom NX DES Systems to treat a long lesion in an artery of varying diameters with one device. Current stent technologies are fixed-length and cannot be adjusted to address varying diameters with a single device. We believe the ability to customize the length of the stent while in the patient's artery may reduce the incidence of geographic miss and the resulting problems of thrombosis and reinterventions.

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  Increased Stent Flexibility and Deliverability.    Our stents incorporate a modular design consisting of multiple small individual segments that are interdigitated, which we believe provides increased stent flexibility. We believe our stent's flexibility may allow an artery to better maintain its natural shape, as well as move and flex with contractions of the heart, which may improve long-term patient outcomes. Our stent's increased flexibility may be particularly well suited for long lesions where the issues of deliverability and anatomical conformity are more important. In addition, our stent is delivered to the lesion covered inside of a sheath, which helps protect it and its coating from being damaged as it is pushed through a patient's vascular system. Current delivery systems leave stents exposed, which can hinder delivery if stents catch on diseased tissue or on the artery wall and may also cause coatings on currently available stents to be scraped off during insertion.

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  Biodegradable Polymer as Our Drug Carrier.    Our drug coating is biodegradable, leaving behind a thin permanent primer. Our primer has been commonly used for approximately 30 years on cardiac defibrillators, pacemakers and neurostimulators, all of which have been implanted in patients for periods of time at least as long as our stents are intended to be implanted, as well as catheters, needles and other medical device components. As a result, we believe our primer has insignificant physiological response when used in the body. We believe the biodegradability of the polymer used in our drug coating may reduce the potential for late-stent thrombosis, or the occurrence of thrombosis 30 or more days after the procedure, that may be associated with durable polymers.

The risks associated with using our products include the risks common to other drug eluting stents and stent delivery systems, including the risk of thrombosis. In addition, our products include the risk of movement of stent segments after deployment that may lead to restenosis and the risk of using a new drug and polymer coating formulation that has not been reviewed and approved by any regulatory authority for any use or used commercially with any drug eluting stent.

Our Strategy

Our goal is to become a world leader in the development and commercialization of drug eluting stent systems. To achieve this goal, we are pursuing the following business strategies:

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  Demonstrate the Clinical Safety and Efficacy and Gain Regulatory Approval of Our Custom NX DES Systems.    We intend to demonstrate the clinical safety and efficacy of our Custom NX DES Systems through carefully structured clinical studies. Upon completion of these studies, we intend to develop and initiate a large U.S. pivotal clinical trial to scientifically establish the clinical benefits of our systems. We expect to use these large studies to support U.S. approvals and reimbursement where required. We also plan to complete the regulatory submissions required in order to sell our systems in the European Union, and other markets.

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  Commercialize and Drive Adoption of Our Custom NX DES Systems.    Following regulatory approvals, we plan to rapidly commercialize our products worldwide. Our strategy involves initially commercializing our Custom NX DES Systems in key markets in Europe, Asia Pacific and South America once we obtain appropriate regulatory approvals. We expect to rely on third-party distributors, with our sales and clinical support, in select markets in Europe, Asia Pacific and the rest of the world. In the United States, we plan to build a direct sales organization that will work closely with interventional cardiologists to drive adoption. We intend to employ professional education specialists who will provide training and education for physicians and technicians. In order to meet commercial demand for our products, we will invest to expand our manufacturing capabilities to required levels.

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  Build Awareness and Support Among Leading Physicians.    Our clinical development strategy is to closely collaborate with key opinion leaders in the field of interventional cardiology. We believe these key opinion leaders can be valuable advocates of our technology and be important in gaining widespread adoption once our systems are approved and commercialized. In addition, we intend to look to these physicians to generate and publish scientific data that further support the benefits of our customizable stent technology.

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  Leverage Our Technology Platform into Other Indications.    We believe that our technology is applicable in other therapeutic areas outside of CAD. For example, we intend to pursue the use of our technology for the treatment of peripheral artery disease, or PAD.

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  Expand and Strengthen Our Intellectual Property Position.    We plan to continue to expand our current intellectual property position. We believe that our current intellectual property position will allow us to effectively market our products for the treatment of CAD. We plan to originate, license and acquire additional intellectual property to enhance our existing position and enable us to more effectively protect our technology.

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  Provide the Highest Quality Products for Our Customers.    We have assembled an experienced team of medical device professionals who are focused on patient safety and product quality. We incorporate these principles in every aspect of our organization including product development, manufacturing, quality assurance and clinical research. We intend to build on this foundation by offering only the highest quality products to patients and physician customers.

Our Technology Platform

We are developing a proprietary percutaneous coronary interventional therapy, consisting of drug eluting stents up to 36mm or 60mm in length and a stent delivery system. The integration of these components as a complete system is designed to provide a physician the ability to customize therapy by deploying multiple custom-length stents to more than one lesion without the removal or exchange of catheters.

Our Stent and Drug Coating

Our stent has a proprietary modular design and consists of multiple 6mm stent segments. The segments are not physically attached to one another, but instead the ends of each segment are interdigitated. This allows for separation at each 6mm segment and the ability for the overall stent length to be customized during a procedure. Our stent's design allows each segment to flex independently of one another, which we believe provides for increased movement between segments during delivery and after implantation. This may allow the stent to better conform to the natural curvature of an artery and accommodate artery movement. In addition, we believe our stents maintain radial strength necessary to hold the artery open across multiple segments.

The stent segments are made of thin cobalt chromium struts designed to provide artery wall coverage. Our stents will be available in customizable lengths of up to 36mm and 60mm, comprised of 6mm segments. We are currently clinically testing 2.5mm and 3.0mm diameter versions of our stent, which will allow physicians to provide therapy to arteries typically treatable with stents ranging from 2.5mm to 3.5mm in diameter. We are also developing a 3.5mm diameter version of our stent that can be expanded up to 4.0mm. Our stents are designed to allow physicians to treat a range of lesion lengths and diameters with a single stent.

The drug coating for our stent consists of the combination of Biolimus A9, an anti-inflammatory drug that is a derivative of rapamycin, and a PolyLactic Acid coating, or PLA, a biodegradable polymer used to release the drug over time. We license our drug coating from Occam. The chemical structure of Biolimus A9 was designed specifically for localized drug delivery from the surface of a stent. We first apply a thin permanent primer to our stents, which is designed to improve the ability of the drug coating to adhere to the stent. We believe this primer has an insignificant physiological response when used in the body. The drug coating is biodegradable, dissolving over time and releasing the drug, leaving the bare metal stent with its thin layer of primer coating in place once the drug eluting process is complete.

Our Delivery System

Our delivery system consists of a catheter with a protective sheath that contains our stent segments and balloon and a handle to control delivery of the catheter and deployment of the stent segments. The protective sheath covers the stent segments until the time of deployment and is designed to prevent the stent from scraping the artery wall as it is delivered to the targeted lesion. We believe that this scraping may damage the drug coating or cause the stent to be dislodged during delivery. Our sheath has a slippery coating and smooth outer surface to provide lubrication, and is designed with the column strength and flexibility needed to advance the catheter to the target lesion.

The distal end of the catheter contains a marker for visualization and our proprietary mechanism for separating the interdigitated segments. The method of action for separation is mechanical in nature and can be quickly repeated multiple times. Our delivery system also has a handle attached to the catheter that is used by the physician to control the deployment and separation of our stents. A dial on the handle allows the precise deployment of the necessary length of stent by pulling back the outer sheath. After deployment, if needed, the physician can shorten and reposition the balloon within the stented segment to further expand a portion of the stent against the artery wall. This feature is not currently offered in any commercially available stent delivery system and is intended to simplify the procedure by avoiding the need for an additional balloon for post-deployment stent diameter adjustments. After treatment of a specific lesion, our Custom NX 60 is designed to be reset and used to treat additional lesions, provided that all stent segments have not been deployed.

Our Procedure

Following the placement of a guidewire, a physician inserts our Custom NX DES System into the femoral artery and maneuvers the catheter to the site of the target lesion. Opaque markers on the balloon catheter and the sheath allow for visual assessment of stent length and location relative to the target lesion. The physician then uses the dial on the handle to retract the protective sheath until the desired number of stent segments is exposed. If the physician determines the lesion coverage is inappropriate, the number of segments exposed can be adjusted before separation occurs. After the physician confirms lesion coverage using x-ray imaging, the handle switch is used to separate the exposed stent segments from those remaining protected in the sheath of the catheter. After separation, the physician inflates the balloon to deploy the stent. If needed, the physician can shorten, reposition and reinflate the balloon, in-situ, within the stented segments to further expand a portion of the stent against the artery wall. After the stent segments are deployed and the lesion covered, the physician can move to another lesion if necessary, and repeat the procedure with any remaining stent segments.

Products Under Development

Our goal is to provide physicians with new and proprietary stent platforms that allow customization of treatment options for patients with CAD. Pursuant to this goal we have several products and projects in development to continually improve the ease of use and deliverability of our Custom NX DES Systems, expand the application of our technology and leverage the advantages of custom stenting in new applications.

Expanded Range of Stent Diameters.    In our current clinical trials, we are using 2.5mm and 3.0mm diameter stents that can expand up to 3.0mm and 3.5mm, respectively. Additionally, we are developing a 3.5mm stent diameter configuration that can be expanded up to 4.0mm. We believe this will provide the range of sizes sufficient to address most CAD lesions treatable with currently marketed drug eluting stents.

Quick Deployment Handles.    Our handle is the key user interface of our custom NX DES Systems and is the ongoing focus of development for improving ease of use and in helping to prevent operator error. We are currently developing improvements to the mechanism for separating stent segments, which will simplify the process and eliminate manual steps. We believe that reducing the number of steps required by the procedure will improve ease of use, which will in turn drive market adoption.

Peripheral Applications.    Our efforts to date have focused on the use of our technology in the coronary arteries. We believe an additional large market opportunity is the use of our long, segmented stent technology to treat peripheral artery disease, or PAD. PAD in the legs is often characterized by long lesions, which are difficult to treat with stents due to fractures in the stent struts that occur as the legs move and bend. We have begun developing this product and we are looking at new materials such as Nitinol, as well as methods for stent deployment and stent length customization with the use of self-expanding stents and we may devote significant resources to development of these products if user preferences shift from drug eluting stents to bare metal stents.

Bioabsorbable Stent Systems.    Bioabsorbable stents are designed to remain in the treated artery as long as therapeutically needed, then become fully absorbed by the arterial tissue. Although bioabsorbable stents offer potential promise, further research is required in order to demonstrate bioabsorbable stents can provide non-inferior safety and efficacy results to current alternatives. We have initiated a project to evaluate the feasibility of customizable bioabsorbable stent systems for the treatment of CAD and PAD.

Bare Metal Stent Systems.    In some countries conventional bare metal stents are still used in a significant number of PCI procedures. According to Millennium Research Group, bare metal stents were used in approximately 700,000 of the 2.2 million coronary stent procedures performed worldwide in 2005. We believe that during bare metal stent procedures, similar to drug eluting stent procedures, the ability to customize stent length and treat multiple lesions in a single intervention will provide significant advantages over current bare metal stent technologies. Consistent with our goal of offering physicians a range of customizable treatment options for cardiovascular disease, we are currently evaluating the potential for bare metal stent versions of our stent systems.

Clinical Development Program

Description of Common Clinical Measures

The safety, efficacy and performance of drug eluting stents are assessed using common metrics. Data collected at the time of stent implantation is compared with data collected when a patient is reassessed at follow-up. The time periods for follow-up are usually 30 days and six to nine months in pivotal clinical trials for marketing approval in the European Union for CE Mark, and 30 days and nine months for clinical trials under an investigational device exemption, or IDE, application in the United States conducted to support FDA approval of a PMA application. Competitors with drug eluting stents currently being sold in the United States have completed large, prospective, randomized clinical trials that enrolled approximately 1,000 and 1,300 patients each. The common metrics used in these clinical trials to evaluate the safety and efficacy of drug eluting stents include:

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  Late Loss of Lumen Diameter.    This is defined as the change in the minimum lumen diameter of the artery from the time of stent implantation to the time of follow-up. Late loss may either be in-stent, analyzing only the lumen within the stent, or in-segment, analyzing the lumen within the stent plus 5mm on either side of the stent. The clinical trials of currently FDA approved drug eluting stents demonstrated in-stent loss of 0.17mm to 0.39mm, and in-segment loss of 0.23mm to 0.24mm at eight to nine months.

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  Binary Restenosis Rate.    This is defined as the percentage of patients that have a greater than 50% reduction in the lumen diameter from the time of stent implantation to the time of follow-up. The metric may either be in-stent or in-segment. The clinical trials of currently FDA approved drug eluting stents demonstrated in-stent restenosis of 3.2% to 5.5%, and in-segment restenosis of 7.9% to 8.9% at eight to nine months.

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  Percent Volume Obstruction.    This is defined as the volume of the lumen in the stent that is occupied by restenotic tissue. The percent volume lumen obstruction is measured using intravascular ultrasound, or IVUS. The clinical trials of currently FDA approved drug eluting stents demonstrated volume obstruction of 3.1% to 12.2% at eight to nine months.

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  Target Lesion Revascularization, or TLR, Rate.    This is defined as the percentage of patients at follow-up who required another coronary intervention, such as balloon angioplasty or a CABG procedure, to treat the same lesion in the artery, within the stent or within 5mm on either side of the stent. The clinical trials of currently FDA approved drug eluting stents demonstrated TLR rates of 3.0% to 3.9% at eight to nine months.

The data generated by comparisons with approved drug eluting stents for the metrics referenced above is the standard against which any new drug eluting stent, including our Custom NX DES Systems, will likely be measured. Also, the data referenced above was collected from large scale clinical trials, which we have not yet performed.

Our Clinical Trials

We are conducting clinical trials to evaluate our Custom NX DES Systems. We have completed one clinical trial and are currently conducting additional early feasibility studies of our products in humans for complex disease including long lesions, multiple lesions and small arteries. We are pursuing a clinical development strategy to demonstrate that our proprietary technology platform permits the customization of certain parameters of the therapy in-situ including length of the stent, diameter of the stent and number of lesions treated. Additionally, we plan to evaluate additional capabilities of our Custom NX DES Systems traditionally not performed by drug eluting stent systems including balloon shortening for partial expansion and post-deployment reinflation.

The following table summarizes our completed and ongoing clinical trials. Assuming favorable results, the data from the CUSTOM I, II and III clinical trials will be included in a submission to our designated Notified Body and used to support an application to obtain the CE Mark that will allow us to commercialize our Custom NX DES Systems in the European Union. Additionally, we expect to use this information to support an IDE application to the FDA for the design of our planned U.S. pivotal clinical trial.

Clinical Trial	Number of Patients	Device Characteristics	Description	Enrollment Status
CUSTOM I	30	– Maximum length: 36mm – Diameter: 3.0mm – Guide catheter: 7 french – Single deployment	First-in-man feasibility study to evaluate safety and efficacy in patients with a coronary lesion treatable with 36mm of stent	Completed
CUSTOM II	100	– Maximum length: 60mm – Diameter: 3.0mm – Guide catheter: 6-7 french – Multiple deployments	Feasibility study to evaluate safety and efficacy in patients with long or multiple coronary lesions	Completed
CUSTOM III	90 anticipated	– Maximum length: 60mm – Diameters: 2.5mm, 3.0mm, 3.5mm – Guide catheter: 6 french – Multiple deployments	Feasibility study to evaluate safety and efficacy in patients with long or multiple coronary lesions using a range of stent diameters	Ongoing

CUSTOM I.    Our CUSTOM I clinical trial was designed to evaluate the preliminary safety and efficacy of in-situ customization using our proprietary stent technology and drug coating, consisting of a 36mm stent to treat diseased coronary artery lesions in 2.6mm to 3.1mm diameter arteries.

Enrollment of 30 patients was completed in July 2005 at three cardiology centers in Europe. Patients were reassessed at 30 days, four months, eight months and 12 months.

The clinical trial included a patient population considered high risk for CAD, including those with long lesions and lesions in small arteries. The mean reference diameter and lesion length were 2.6mm and 17.7mm, respectively. During hospitalization, two of the patients experienced elevated enzyme levels, characterized as myocardial infarctions, and recovered without further clinical events. These patients were discharged from the hospital within a few days following the procedure. At four, eight and 12 month follow-up, no patients treated with our stent presented binary restenosis and no new major adverse cardiac events, or MACE, were reported. The single MACE event at eight months occurred in the one patient who was enrolled in the clinical trial but could not receive treatment with our device or the stent devices of two of our competitors, due to an inability to reach the treatment site. The patient was treated with balloon angioplasty, subsequently experienced chest pain at five months following the procedure and then underwent bypass surgery for complete revascularization of all coronary arteries. The eight month results were presented at the 2006 Paris Course on Revascularization conference.

The results from our CUSTOM I clinical trial do not necessarily predict the outcome of a large-scale clinical trial, which will be required for obtaining FDA approval for our products in the United States.

Patient Characteristics

Characteristic	Percentages or Numbers
Age (years)	67.3 ± 7.9
Gender
Male	19
Female	11
Previous myocardial infarction	16.7%
Previous intervention	26.7%
Diabetes	30.0%
Hyperlipidemia	80.0%
Hypertension	76.7%
History of smoking	23.3%
American Heart Association lesion severity type
B1	40.1%
B2/C	59.9%
Lesion length (mm)	17.7 ± 9.6
Reference artery diameter (mm)	2.6 ± 0.3

Efficacy Results

Clinical Measure (Mean±Standard Deviation)	Pre-Procedure	Post-Procedure	4 Months	8 Months
Minimum lumen diameter (mm)	1.0±0.41	2.5±0.3	2.3±0.3	2.1±0.3
Late loss of lumen diameter in stent (mm)	—	—	0.24±0.23	0.29±0.25
Late loss of lumen diameter in segment (mm)	—	—	0.26±0.14	0.21±0.28
Late loss of lumen diameter index	—	—	0.19	0.18
Binary restenosis (%)	—	—	0.0%	0.0%

CUSTOM II.    Our CUSTOM II clinical trial is designed to evaluate the safety of in-situ customization for long lesions and multiple lesions using our Custom NX 60. The Custom NX 60 was used to treat patients with long lesions or lesions in multiple diseased coronary arteries ranging from 2.5 to 3.0 mm in diameter. Enrollment of 100 patients was completed in October 2006 at ten cardiology centers in Europe. Patients will be reassessed at 30 days, six months and 12 months. The six month clinical data from 40 patients were presented in October 2006 at the Transcatheter Cardiovascular Therapeutics conference.

The follow up period for all enrolled patients is ongoing. The preliminary results of the first 40 patients having completed their 30 days and six months follow up examination included a patient population considered at high risk for CAD, which are patients with long lesions, multiple lesions and lesions in small arteries. Of the first 40 patients, 25 were treated for a single long coronary lesion while the remaining 15 patients received treatment in two coronary lesions. The mean reference diameter and lesion length were 2.58mm and 31.92mm, respectively. During hospitalization, the only MACE reported was one cardiac death, which is currently under investigation and could be determined to be related to the procedure involving the use of our Custom NX 60. At six months, the other 39 patients, were alive and underwent clinical and angiographic follow up. A lesion narrowing was reported in one patient resulting in a target lesion revascularization. For other patients, the stent site was free of restenosis. These preliminary results do not necessarily predict the outcome of the CUSTOM II or of a large-scale clinical trial, which will be required for obtaining FDA approval for our products in the United States.

 Patients Characteristics

Characteristics	Percentages or Numbers
Age (yrs)	65.2 ± 8.5
Gender
Male	32
Female	8
Previous myocardial infarction	7.5%
Previous intervention	27.5%
Diabetes mellitus	35.0%
Hyperlipidemia	65.0%
Hypertension	65.0%
Family History of CAD	45.0%
American Heart Association lesion severity type
B1	21.8%
B2	45.5%
C	32.7%
Lesion Length (mm)	31.92 ± 13.08
Reference artery diameter (mm)	2.58 ± 0.45

Efficacy Results

Clinical Measure (Mean±Standard Deviation)	Pre-Procedure	Post-Procedure	6 Months(1)
Minimum lumen diameter (mm)	0.92±0.37	2.35±0.30	2.10±0.43
Late loss of lumen diameter in stent (mm)	—	—	0.25±0.34
Late loss of lumen diameter in segment (mm)	—	—	0.15±0.33
Late loss of lumen diameter Index	—	—	0.16
Binary restenosis (%)	—	—	2.5%

(1)  Represents clinical data from 40 patients.

CUSTOM III.    Our CUSTOM III clinical trial is designed to evaluate in-situ customization for long lesions and multiple lesions using an expanded range of diameters of our Custom NX DES Systems. The stents deployed will include 2.5mm, 3.0mm and 3.5mm diameters. The enrollment in the CUSTOM III trial began in September 2006, but was delayed in November 2006 following a sterilization validation problem with the devices to be used in the trial. We anticipate that enrollment will commence again in February or March 2007 and will continue at up to 15 European centers and we expect to complete enrollment of the anticipated 90 patients in the first half of 2007. Patients will be reassessed at 30 days, six months and 12 months.

Entities associated with our principal clinical investigator for our CUSTOM I and CUSTOM II clinical trials hold options to purchase 17,344 shares of our common stock at a weighted-average exercise price of approximately $0.34 per share, exercised options to purchase 10,156 shares of common stock and purchased 53,345 shares of convertible preferred stock in our preferred stock financings.

Planned Clinical Trials

In order to obtain reimbursement in selected European countries and FDA approval in the United States, we plan to undertake large-scale pivotal studies similar to those conducted by competitors who have marketed drug eluting stents. We expect to enroll approximately 2,500 patients in these studies. The clinical trial design and sample size will be determined based on the safety and efficacy data from our CUSTOM I, II and III clinical trials. We currently anticipate these clinical trials will require evaluating our stent in a randomized, controlled manner against one of the marketed drug eluting stents in patients with CAD. We believe the clinical measures will be the endpoints commonly used in drug eluting stent clinical trials. We expect that safety will be measured through MACE rates or target lesion revascularization while efficacy endpoints will include late loss of lumen diameter, binary restenosis rate or percent volume obstruction.

The two currently marketed drug eluting stents, Johnson & Johnson's Cypher and Boston Scientific's Taxus Express2, have undergone similar evaluations in order to obtain market approvals. However, the Cypher and Taxus Express2 stents were evaluated in comparison to their respective bare metal versions. The SIRIUS and TAXUS IV clinical trials enrolled 1,058 and 1,314 patients, respectively.

CUSTOM IV.    Using data generated by our CUSTOM I, II and III clinical trials, we expect to submit an IDE application to the FDA in the first half of 2007 for our planned U.S. pivotal clinical trial, CUSTOM IV, evaluating our Custom NX DES Systems, against a marketed drug eluting stent, for the treatment of CAD. We are preparing for discussions with the FDA on our proposed clinical trial protocol. We expect that similar measures as those used in other large-scale drug eluting stent IDE clinical trials will be evaluated in our CUSTOM IV clinical trial. We anticipate that a total of up to approximately 2,500 patients will be necessary to support FDA approval. If enrollment rates proceed as planned and clinical results are favorable, we anticipate submitting a PMA application to the FDA in 2009.

CUSTOM V.    Our CUSTOM V pivotal clinical trial in Europe will be designed to establish specific claims that would be used to seek reimbursement in selected European countries. We believe this clinical trial will be a randomized, controlled trial with marketed drug eluting stents used in the control arm and will include up to approximately 500 CAD patients. We expect to initiate this clinical trial in 2007 after completion of the CUSTOM III clinical trial. We anticipate that the clinical data generated during this trial will be included in our PMA application.

The regulatory filing process for our drug eluting stents assumes a dual filing process in which our filings include our clinical and technical information and cross-references to the information generated by Biosensors on the drug coating. We intend to reference a drug master file, or DMF, for the drug coating and the information contained in the Investigational New Drug, or IND, filed by Biosensors to support its Phase I drug coating evaluation in the United States. We are unable to influence the Biosensors regulatory process, and we have limited insight as to the progress they are making. However, we are aware that they began their clinical and pre-clinical trials in Europe and the United States in 2004 and 2005, respectively. In May of 2006, Biosensors publicly disclosed that the granting of approval from the European Union is dependent on several factors, some of which are out of Biosensors' control and as such, they are unable to determine or predict with certainty when such approval will be granted.

Post-Approval Registries

At the time of our product launches in Europe and in the United States we will undertake post-approval surveillance registries to document the performance of our Custom NX DES Systems on an ongoing basis. We expect that these studies will have large patient population sample sizes, and will focus on identifying and monitoring occurrences of adverse events.

Our Relationship with Biosensors

In May 2004, we entered into a license agreement with Occam International, B.V., a wholly-owned subsidiary of Biosensors International Group, Ltd., which together with Occam and each of their affiliated companies, are referred to as Biosensors in this prospectus. Pursuant to the agreement, we obtained non-exclusive rights to use Occam's drug and polymer coating formulation on our products. The drug coating consists of Biolimus A9, an anti-inflammatory drug that is a derivative of rapamycin, and a PolyLactic Acid coating, or PLA, a biodegradable polymer. Biolimus A9 has a chemical structure designed specifically for localized drug delivery from the surface of a stent and to inhibit restenosis. Biolimus A9 has not been approved for any use by any regulatory authority. The PLA polymer degrades over time as the Biolimus A9 is released into the treated area. Our license agreement with Occam is a worldwide, non-exclusive, license with royalties payable to Occam based on net sales of our products. The field of use in this license is limited to coronary and peripheral delivery of a series of short stent segments on a catheter where the physician has the ability to select the number of segments to be deployed. We are contractually restricted from obtaining Biolimus A9 from any other source or commercializing any products that incorporate rapamycin or its derivatives other than Biolimus A9; however, we have the right to terminate the license if Occam has not obtained either CE Mark or PMA for products utilizing the drug coating by May 2007. The license expires or is terminable upon, among other things:

  •
  eight years from the date our first stent system obtains regulatory approval anywhere in the world, with an automatic three-year extension unless notice of termination is given by either Occam or us;

  •
  in May 2008, if we fail to obtain a CE Mark for our stent systems or fail to begin commercial sales before such date; or

  •
  upon our failure to pay the minimum annual royalties required by the license.

We are obligated to assign to Occam any inventions for which our employees are inventors or co-inventors and which are either derived from Biosensors' confidential information or related to the process for applying their drug coating to stents. Occam must assign to us any inventions that are determined to be improvements to our stent or stent systems which are derived from our confidential information.

Biolimus A9 is manufactured by a Japanese pharmaceutical company and then shipped to Biosensors to be mixed with the PLA to make their proprietary drug coating. Biosensors ships the drug coating to us and we apply it to our stents prior to final assembly and sterilization. During commercialization, we will be required to ship random samples from each finished product lot of stents to Biosensors for testing and approval.

In April 2005, Biosensors submitted its first module for the DMF with its designated Notified Body in the European Union in conjunction with its application for CE Mark of its BioMatrix drug eluting stent. This is one of the steps Biosensors must undertake prior to marketing its BioMatrix drug eluting stent in the European Union. In response to requests for additional or revised information from its designated Notified Body or the relevant drug authority, Biosensors submitted additional data in connection with its application for CE Mark during 2006.

In May 2006, Biosensors publicly disclosed that it had responded to all requests for additional information received from its designated Notified Body; however, there can be no assurance that the Notified Body will accept Biosensors' DMF in its filed form, even with the inclusion of the additional requested data. There is a significant chance that the designated Notified Body, after continued deliberations, may request additional data or tests that could be time consuming for Biosensors to provide. If Biosensors experiences delays or problems in obtaining a favorable opinion from the relevant drug authority on its DMF that we need to reference in our application for CE Mark in the European Union or our PMA application in the United States, our currently planned clinical trials and the development of our products may be substantially delayed and we may be required to restart clinical programs with an alternative drug coating. In the event we experience these delays or need to restart clinical programs our regulatory and commercialization timelines will need to be extended and we may experience a significant decline in our stock price. The designated Notified Body who will be reviewing our CE Mark application will be given access to Biosensors' DMF in connection with our applications for CE Mark.

We have granted Biosensors the exclusive right to distribute our stent systems that use their drug coating in Pacific Rim countries for five years following approval by the appropriate regulatory agency in each country. These Pacific Rim countries are: Japan, China, Korea, Taiwan, Hong Kong, India, Pakistan, Thailand, Malaysia, Indonesia, Singapore, Philippines, Australia, New Zealand, Bangladesh, Sri Lanka, Vietnam, Cambodia and Laos. The exclusivity terminates in each country where Biosensors fails to apply for regulatory approval of our products. Biosensors holds an aggregate of 207,068 shares of our capital stock.

Manufacturing

We currently occupy a facility of approximately 20,000 square feet in Menlo Park, California, under a lease which expires on May 31, 2007. All of our manufacturing operations take place, and all 50 employees in our manufacturing department work, at this facility. We are in the process of identifying additional manufacturing space in the Menlo Park, California area, including additional space in our current facility.

Final assembly, drug coating, which remains subject to Occam's continued consent, and packaging of all of our products take place inside a controlled environment room of approximately 3,000 square feet that satisfies the requirements of a Class 10,000 level clean room. We have no experience manufacturing commercial quantities of our products and we will need additional space and operations personnel to commercialize our products. We believe our manufacturing facilities, processes and quality systems currently meet all regulatory requirements for the manufacture of devices for use in clinical trials and that with further refinements will meet all requirements for products for commercial distribution.

Our components are purchased from outside suppliers who provide both off the shelf materials as well as custom made parts. In some cases, components are provided by single source suppliers due to quality considerations, costs or regulatory requirements. We rely on Occam for our drug coating and no alternative source is available. We currently apply the drug coating to our stents; however, Occam has the right to require that future drug coating services be performed in their own facilities. Additionally, Biosensors currently relies on Nippon Kayaku to manufacture and supply Biolimus A9, which must meet strictly enforced GMP regulations in its manufacture of Biolimus A9 in order for us to obtain regulatory approval. We do not have the right to manufacture Biolimus A9 or the PLA coating on our own or have the coating services performed by a third party. We rely on SurModics for the lubricious coating that we apply to the sheath. We do not believe that we could replace these single source suppliers without significant effort and delay in production, especially after our products are commercialized because additional FDA approvals may be required. Other products and components come from single suppliers, but we believe alternate suppliers will be readily available, though in many cases we have not yet qualified alternate suppliers. We do not carry a significant inventory of most components used in our products. Most of our suppliers have no contractual obligations to supply us with, and we are not contractually obligated to purchase from them, any of the components used in our products. Any supply interruption from our suppliers or failure to obtain alternate suppliers for our components would limit our ability to market our products, which could delay completion of our clinical trials or commercialization of our products.

Sterilization services for our products are managed by a third-party supplier. Currently, we apply the drug coating to the stents at our Menlo Park facility, as well as final assembly, inspection and warehousing of our products. We do not have any experience manufacturing commercial quantities of our products.

Our Menlo Park facility was inspected by the California Food and Drug Branch in May 2005 and was issued a device manufacturing license. On June 19, 2006, our manufacturing facility was audited for the purpose of assessing the quality system to ISO 13485:2003 and the Medical Device Directive, or MDD 93/42/EC, requirements. The ISO auditors recommended the facility for registration to ISO 13484:2003 and MDD 93/42/EC pending the receipt from us of certain corrective actions to the quality control system. We have submitted our planned corrective actions to the ISO auditors, which included validation data on the sterilization equipment used by one of our vendors, adding and revising procedures that are part of our quality control system and an action plan for the procedure modifications. The facility has been registered with the FDA since September 2004. A separate FDA inspection of the manufacturing facility and quality system will occur as part of the premarket approval, or PMA, process for our products and is expected to occur in 2009. When we obtain additional manufacturing space, we will need to be inspected by the FDA and if we move to another location, the facility may also need to be ISO recertified and recertified by the California Food and Drug Branch.

Competition

The coronary and peripheral stent industry is highly competitive. Many of our competitors have significantly greater financial resources, human resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Many of these competitors also have more established reputations with our target customers and developed worldwide distribution channels. These competitors include Abbott Laboratories, Boston Scientific, Cook, Johnson & Johnson and Medtronic. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business. As a result, we cannot assure you that we will be able to compete effectively against these competitors or their products.

Although the field of interventional cardiology is extremely competitive with high performance requirements for products, interventional cardiologists have historically been rapid adopters of new technology. While physicians may recommend alternative treatments such as drug therapy, CABG, angioplasty or bare metal stenting, we expect the primary competition for our products will be other drug eluting stents.

Because of the size of the CAD and PAD market opportunities, competitors have historically dedicated and will continue to dedicate significant resources to aggressively promote their products. New product developments that could compete with us more effectively are likely because the CAD treatment market is characterized by extensive research efforts and technological progress. Competitors may develop technologies and products that are safer, more effective, easier to use or less expensive than our Custom NX DES Systems.

There are a number of companies developing or marketing treatments for coronary restenosis that are directly competitive with our technology. In particular, Boston Scientific has developed a paclitaxel eluting stent, the Taxus Express2 stent, which is marketed in the United States, Europe and other international markets. The Taxus Liberte, its next generation Taxus stent, is marketed in Europe and other international markets. Johnson & Johnson has developed a stent coated with rapamycin, the Cypher stent, which is marketed in the United States, Europe and other international markets. The Taxus Express2 stent and the Cypher stent are currently the only FDA approved drug eluting stents in the United States. Conor Medsystems, which recently announced its plans to be acquired by Johnson & Johnson, has developed a paclitaxel eluting stent, CoStar, which Conor has stated does not leave any permanent residual polymers at the target site. Conor markets the CoStar in Europe and other international markets. Biosensors has developed a paclitaxel eluting stent, Axxion, which is marketed in Europe and other international markets and is also developing another drug eluting stent that uses the drug coating we plan to use on our products. Sorin Group has developed a tacrolimus eluting stent, Janus, which is marketed in Europe. Medtronic has developed a zotarolimus eluting stent, Endeavor, which is marketed in Europe and other international markets. Abbott Laboratories has CE Mark for Xience, an everolimus eluting stent, which we believe will be commercialized in the near-term. Additionally, many of the companies referenced above, and other potential competitors including Microport, are in the process of developing new drug eluting stents. Competitors with stents used in PAD applications include Abbott Laboratories, C.R. Bard, Boston Scientific, Cook Group, Edwards Lifesciences, ev3, Johnson & Johnson, Medtronic and W.L. Gore & Associates.

Our success will be driven by, and depend on, our ability to innovate, manufacture in commercial quantities, obtain regulatory approvals and successfully market and sell our Custom NX DES Systems. We expect to encounter potential customers who, due to existing relationships with our competitors, are committed to or prefer the products offered by these competitors. To compete effectively, we must demonstrate that our products are attractive alternatives to other devices and treatments by differentiating our products on the basis of safety, efficacy, performance, ease of use, brand and name recognition, reputation, service and cost-effectiveness.

Research and Development

Since inception, we have devoted a significant amount of resources to develop our Custom NX DES Systems. Our research and development expenses were $3.4 million in 2003, $7.1 million in 2004, $12.1 million in 2005 and $13.4 million in the nine months ended September 30, 2006. We expect our research and development expenditures to increase as we continue to devote significant resources to developing our products, in particular, completing the clinical trials necessary to support regulatory approval.

Sales and Marketing

We have a limited sales and marketing organization and have no experience in the sale, marketing and distribution of stent systems. To achieve commercial success for any approved product we must further develop a sales and marketing organization or enter into arrangements with others to market and sell our products.

We intend to commercialize our Custom NX DES Systems in certain key markets in both Europe and Asia Pacific following receipt of required regulatory approval. We expect to rely on Biosensors and other third-party distributors, with our sales and clinical support, in select markets in Europe, all of Asia Pacific and the rest of the world. Following FDA approval, we expect to market our products in the United States through a direct sales force. We plan to market our products to physicians who perform interventional procedures in hospitals and to other personnel who make purchasing decisions on behalf of hospitals. In order for physicians to adopt our Custom NX DES Systems, we must show strong clinical evidence that our products are safe and effective. In addition, we must show that the product is easy to use and cost-effective. Because our products are based on a new technology, we will provide focused high level training and support. We plan to hire and include within the sales organization clinical specialists who are skilled in training cardiologists in the use of our products.

Intellectual Property

We believe that our competitive position will depend substantially upon our ability to obtain and enforce intellectual property rights protecting our technology. We file for patents expeditiously upon discovery of new patentable technologies and utilize other forms of intellectual property protection to strategically protect our proprietary technology. We maintain vigilance for third-party patents and applications and attempt to acquire rights to them when such intellectual property is strategically valuable to us.

As of December 31, 2006, we had five issued U.S. patents, 44 pending U.S. patent applications, 22 pending international patent applications filed pursuant to the Patent Cooperation Treaty, or PCT, and one pending Israeli patent application. Three of our issued U.S. patents will expire in 2021. Our other two issued U.S. patents, which cover devices, systems, and methods in which a radially expansible sleeve adapted to hold a stent is placed over a balloon catheter used to expand the stent, which we at present are not pursuing commercially, expire in 2014 and 2016, respectively. In addition, we have one U.S. patent under exclusive license covering methods of performing angioplasty on multiple lesions of varying lengths, which expires in 2012. As of December 31, 2006, three of our pending U.S. patent applications had been allowed by the U.S. Patent and Trademark Office, or USPTO. We are prosecuting or intend to prosecute our PCT patent applications in the national phase in Europe, Japan, Canada and Australia. Our pending U.S. and international patent applications, if issued, will expire between 2021 and 2026.

Two of our issued U.S. patents cover certain aspects of our Custom NX DES Systems, including the deployment of multiple stents from a balloon catheter with a separation mechanism on the catheter to separate a stent to be deployed from an adjacent stent. Our pending U.S. patent applications, if issued with their present claims, will cover various other aspects of our Custom NX DES Systems, including customization of stent length through selected deployment of stent segments, manipulation of stent segments within the catheter, separation of deployed stents from the undeployed stents and the interdigitation of the stent segments. Other pending patent applications in our portfolio, if issued with their present claims, will cover various other drug eluting stent technologies including detachable linked stent segments, self-expanding stents and delivery systems for PAD treatment applications, durable and bioabsorbable polymer stents molded at the site of treatment, stent coating technologies for creating topographical features such as drug reservoirs on the stent surface and for elution of multiple drugs, and bifurcation stents and delivery systems.

We have entered into a license agreement with Occam for non-exclusive rights to use its drug coating on our stents. See "—Our Relationship with Biosensors."

We have also entered into a license agreement with SurModics giving us non-exclusive rights in certain of its patents and patent applications to allow us to coat our catheter's sheath with SurModics' lubricous coating. This agreement terminates upon the expiration of the last-to-expire patent licensed to us under the agreement, or earlier if we fail to begin bona-fide commercial sales by March 31, 2008 or thereafter if we have four consecutive quarters during which we fail to pay a royalty to SurModics.

We have also entered into a license agreement with Millimed giving us non-exclusive rights in certain Millimed patent applications that relate to segmented stent designs, which terminates upon the expiration of the last-to-expire patent licensed thereunder.

We do not know if any of our patent applications will be issued, nor do we know whether our patents, if issued, will cover our technology or will be able to be successfully enforced. Even if valid and enforceable, our patents may not be sufficiently broad to prevent others from inventing a stent like ours, despite our patent rights. We have received no communications from third parties concerning the patentability, validity or enforceability of our patents or patent applications.

The industry we operate in has been subject to a large number of patent filings and patent infringement litigation. Whether we would, upon commercialization, infringe any patent claim will not be known with certainty unless and until a court interprets the patent claim in the context of litigation. If an infringement allegation is made against us, we may seek to invalidate the asserted patent claim and may allege non-infringement of the asserted patent claim. In order for us to invalidate a U.S. patent claim, we would need to rebut the presumption of validity afforded to issued patents in the United States with clear and convincing evidence of invalidity, which is a high burden of proof. To date none of our patents or patent applications have been subject to reexamination, interference, or other legal challenge.

We require all employees to sign confidentiality and invention assignment agreements under which they are bound to assign to us inventions made during the term of their employment unless excluded pursuant to California Labor Code Section 2870. These agreements further prohibit our employees from using, disclosing, or bringing onto the premises any proprietary information belonging to a third party. In addition, most of our consultants are required to sign agreements under which they must assign to us any inventions that relate to our business. These agreements also prohibit our consultants from incorporating into any inventions the proprietary rights of third parties without informing us. It is our policy to require all employees to document potential inventions and other intellectual property in laboratory notebooks and to disclose inventions to patent counsel using invention disclosure forms.

We also rely on confidentiality restrictions and trade secret protection to protect our technology. We generally require our consultants and other parties who may be exposed to our proprietary technology to sign non-disclosure agreements which prohibit such parties from disclosing or using our proprietary information except as may be authorized by us.

XTENT® is a registered trademark of our company in the United States, the European Union and Australia. Applications for our XTENT™ trademark are pending in Canada and Japan. CUSTOM NX® is a registered trademark of our company in Australia, the European Union and Japan. Applications for our CUSTOM NX trademark are pending in the United States and Canada. We have also applied to register NX™ as a trademark in the United States.

Third-Party Patent Rights

Cardiovascular stents and stent delivery systems are the subjects of numerous patents, and patent litigation has been prevalent in the industry. We are aware of a number of patents and patent applications held by potential competitors and others that contain subject matter that might be considered relevant to our technology. Each of these patents contains multiple claims any or all of which could be found to cover our technology. The owners of these patents may allege that our activities infringe their patent rights. We may be sued in the United States or elsewhere for patent infringement. Defending such infringement suits is costly and may be distracting to our employees. If a patent owner prevailed in such a suit, we could be enjoined from making, using or selling our products and required to pay substantial monetary damages.

A number of third-party patents are summarized below that others may allege cover our technology. Although we have attempted to include the patents that we believe present a material risk of litigation due to their subject matter or claims, this list may not be comprehensive. Given the large numbers of patents in the stent field, we may not be aware of all patents that may be alleged to cover our technology. Further, patent applications relevant to our technology may be pending which remain unpublished or of which we are otherwise unaware.

Cordis, a subsidiary of Johnson & Johnson, is the owner of a number of patents and patent applications directed to the use and delivery of rapamycin and its analogs for the treatment of restenosis as well as stents incorporating such materials. These include, without limitation, the "Morris" family of patents, the "Wright" family of patents and the "Falotico" family of patents.

Boston Scientific holds rights to the "Grainger" family of patents directed to methods of inhibiting smooth muscle cell proliferation, or growth, using certain compounds and to the "Kunz" family of patents directed to methods for maintaining vessel luminal area with a stent that includes a cytostatic, or cell division inhibiting, agent.

Various patents owned by third parties are directed to stent structures and materials. These patents include a group of "Lau" patents that were owned by Guidant Corporation, a newly acquired subsidiary of Boston Scientific whose stent technology we believe has been acquired by Abbott Vascular subject to certain rights retained by Boston Scientific, which are directed to flexible stent structures. The "Boneau" family of patents, owned by Medtronic, are directed to stents comprising multiple closed-loop elements. The "Fariabi" family of patents, owned by Guidant, are directed to stents comprising cobalt-chromium alloys. The "Israel" and "Pinchasik" families of patents, owned by Medinol, are directed to stents with meandering strut patterns. A patent owned by Wall is directed to a radially collapsible mesh sleeve.

Other third-party patents are directed to stent delivery catheter technology. There are a number of patents that were held by Guidant Corporation directed to rapid exchange catheters for angioplasty and stent delivery. These include, without limitation, the "Yock" and "Horzewski" families of patents, directed to rapid exchange angioplasty catheters, and the "Lau" family of patents directed to rapid exchange stent catheters. Boston Scientific owns other patents directed to rapid exchange angioplasty catheters, including, the "Bonzel" family of patents. Medtronic owns certain patents directed to guidewire handling technology in stent delivery catheters, including certain patents issued to Crittenden and Kramer. A patent issued to Fischell is directed to a sheathed stent delivery catheter. Guidant Corporation also held a patent issued to Cox, directed to a stent delivery catheter having an adjustable-length balloon. Certain patents owned by Boston Scientific or its subsidiaries are also directed to stent delivery catheters having adjustable-length balloons.

Certain patents owned by third parties relate to methods for coating stents. The "Hossainy" family of patents that were held by Guidant Corporation are directed to methods of coating stents with a primer layer and a reservoir layer.

Third Party Reimbursement

In most countries throughout the world, a significant portion of a patient's medical expenses is covered by third-party payors. In many countries including the United States, third-party payors consist of both government funded insurance programs and private insurance programs. While each payor develops and maintains its own coverage and reimbursement policies, the vast majority of payors have established policies for drug eluting stents. We believe that our products generally will fall within the existing reimbursement guidelines, although some refinement in policies may be indicated for our products. Before reimbursement may be obtained for our Custom NX DES Systems in the United States, FDA approval will be required.

In the United States, the Centers for Medicare and Medicaid Services, or CMS, is the government entity responsible for administering the Medicare program. CMS establishes Medicare coverage and reimbursement policies for medical products and procedures and such policies are periodically reviewed and updated. While private payors vary in their coverage and payment policies, the Medicare program is viewed as a benchmark. Both CMS and commercial payors have established coverage and reimbursement policies for drug eluting stents currently on the market. There also are established reimbursement codes describing current products and procedures using those existing products. There are no assurances that existing policies or reimbursement codes would be used for the systems we are currently developing. There are also no assurances that existing payment rates for such reimbursement codes will continue to be at the same levels. For example, under recent regulatory changes to the methodology for calculating payments for current inpatient procedures for certain hospitals, Medicare payment rates for surgical and cardiac procedures have been decreased, including approximately 10% to 14% reductions for those procedures using drug eluting stents. The reductions are to be transitioned over the next three years, beginning in fiscal year 2007. CMS also indicated it will begin to move forward with developing revised reimbursement codes that better reflect the severity of the patient's condition in the hospital inpatient prospective payment system for fiscal year 2008.

Outside of the United States, there are many reimbursement programs through private payors as well as government programs. In some countries, government reimbursement is the predominant program available to patients and hospitals. While the vast majority of countries have existing reimbursement for drug eluting stents, a small number of countries may require us to gather additional clinical data before recognizing coverage and reimbursement for our products. It is our intent to complete the requisite clinical studies and obtain coverage and reimbursement approval in countries where it makes economic sense to do so.

In addition, in the United States, governmental and private sector payors have instituted initiatives to limit the growth of health care costs, using, for example, price regulation or controls and competitive pricing programs. Some third-party payors also require pre-approval of coverage for new or innovative devices or therapies before they will reimburse healthcare providers who use such devices or therapies. Providers also have sought ways to manage costs, such as through the use of group purchasing organizations. It is our belief that the economic benefits provided by our Custom NX DES Systems to physicians and hospitals through shorter procedure times and lower overall procedure costs will be viewed by providers and third-party payors as cost-effective. However, there remains uncertainty whether our products will be viewed as sufficiently cost-effective to warrant adequate coverage and reimbursement levels.

Government Regulation

United States

Our products are combination products because they are comprised of two or more regulated components, a drug and a device, that are physically combined and produced as a single product. In the United States, a combination product is assigned by the FDA to one of the Agency's Centers, such as the Center for Drug Evaluation and Research, or CDER, or the Center for Devices and Radiological Health, or CDRH. The Center to which the product is assigned will have primary jurisdiction over the premarketing review and approval of the combination product. The FDA identifies the Center with primary authority over a combination product based on an assessment of the combination product's "primary mode of action." Because the primary mode of action for our products is that of a medical device, they will be regulated as devices by the FDA under the Federal Food, Drug, and Cosmetic Act, and CDRH will have primary jurisdiction over our PMA application. We believe that the drug component of our products will be reviewed CDER, which will consult with and assist CDRH in its review of our PMA applications. The drug will not require separate FDA approval. Biosensors will be responsible for filing with the FDA a drug master file, or DMF, for our drug coating. In connection with our device application, we intend to make reference to the DMF and the information contained in the IND generated by Biosensors to support their Phase I drug coating evaluation. We will not have direct access to the contents of the DMF, and any deficiencies indentified by regulatory authorities in the DMF will be addressed by Biosensors alone, without our input.

FDA regulations govern the following activities that we and our suppliers, licensors and partners perform and will continue to perform to ensure that products we distribute domestically or export internationally are safe and effective for their intended uses:

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  product design and development;

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  product testing;

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  product manufacturing;

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  product safety;

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  product labeling;

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  product storage;

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  recordkeeping;

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  premarket approval;

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  advertising and promotion;

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  production; and

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  product sales and distribution.

FDA's Premarket Clearance and Approval Requirements.    The FDA classifies medical devices into one of three classes. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in class III, requiring premarket approval. All of our current products are class III devices and will require FDA approval after submission and review of a PMA application. PMA must be supported by extensive data, including but not limited to, technical, pre-clinical, clinical trials, manufacturing and labeling to demonstrate to the FDA's satisfaction the safety and efficacy of the device. The PMA must also contain a full description of the device and its components and a full description of the methods, facilities and controls used for manufacturing.

Product Modifications.    New PMAs or PMA supplements are required for all significant modifications to the manufacturing process, labeling, use and design of a device that is approved through the PMA process. PMA supplements often require submission of the same type of information as an initial application for PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA application, and may not require as extensive clinical data or the convening of an advisory panel.

Clinical Trials.    A clinical trial is almost always required to support a PMA application. Clinical trials for our product candidates require the submission of an application for an investigational device exemption, or IDE, to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. Our IDE application must also cross reference Biosensors' DMF for the drug coating aspects of our products. The IDE must be approved in advance by the FDA for a specified number of patients. Clinical trials may begin once the application is reviewed and cleared by the FDA and the appropriate institutional review boards at the clinical trial sites. Clinical trials are subject to extensive recordkeeping and reporting requirements. Our clinical trials must be conducted under the oversight of an institutional review board at the relevant clinical trial site and in accordance with applicable regulations and policies including, but not limited to, the FDA's good clinical practice, or GCP, regulations. We, the FDA or the institutional review board at each site at which a clinical trial is being performed may suspend a clinical trial at any time for various reasons, including a belief that the risks to clinical trial subjects outweigh the anticipated benefits.

Pervasive and Continuing Regulation.    After a device is placed on the market, numerous regulatory requirements apply. These include:

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  Good Manufacturing Practices regulations, or GMP, and Quality System regulations or QSR, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

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  labeling regulations and FDA prohibitions against the promotion of products for unapproved or "off-label" uses;

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  medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur; and

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  post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and efficacy data for the device.

The FDA has broad post-market and regulatory enforcement powers. We are subject to unannounced inspections by the FDA and the Food and Drug Branch of the California Department of Health Services, or CDHS, to determine our compliance with the QSR and other regulations, and these inspections may include the manufacturing facilities of our subcontractors. The supplier and manufacturers of the drug and drug coating used by us will be subject to inspections by the FDA and other regulatory authorities to determine their compliance with strictly enforced GMP regulations.

In addition, discovery of previously unknown problems with a medical device, manufacturer, or facility may result in restrictions on the marketing or manufacturing of an approved device, including costly recalls or withdrawal of the device from the market. For instance, Boston Scientific and Johnson & Johnson have experienced safety and manufacturing problems with their drug eluting stent products, and have conducted significant and costly recalls in response to these issues. Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

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  fines, injunctions, consent decrees and civil penalties;

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  recall or seizure of our products;

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  operating restrictions, partial suspension or total shutdown of production;

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  refusing our requests for premarket approval or new intended uses;

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  withdrawing premarket approvals that are already granted; and

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  criminal prosecution.

The FDA also has the authority to require us to repair, replace or refund the cost of any medical device that we have manufactured or distributed. If any of these events were to occur, they could have a material adverse effect on our business.

We are also subject to a wide range of federal, state and local laws and regulations, including those related to the environment, health and safety, and land use.

Fraud and Abuse.    Our operations will be directly, or indirectly through our customers, subject to various state and federal fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and False Claims Act. These laws may impact, among other things, our proposed sales and marketing programs.

The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs. Several courts have interpreted the statute's intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated. The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, Congress authorized the Department of Health and Human Services, Office of Inspector General, or OIG, to issue a series of regulations, known as the "safe harbors." These safe harbors set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG. Penalties for violations of the federal Anti-Kickback Statute include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs. Many states have also adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.

The federal False Claims Act prohibits persons from knowingly filing or causing to be filed a false claim to, or the knowing use of false statements to obtain payment from, the federal government. Suits filed under the False Claims Act, known as "qui tam" actions, can be brought by any individual on behalf of the government and such individuals, sometimes known as "relators" or, more commonly, as "whistleblowers", may share in any amounts paid by the entity to the government in fines or settlement. The frequency of filing of qui tam actions has increased significantly in recent years, causing greater numbers of healthcare companies to have to defend a False Claim action. When an entity is determined to have violated the federal False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties of between $5,500 to $11,000 for each separate false claim. Various states have also enacted laws modeled after the federal False Claims Act.

In addition to the laws described above, the Health Insurance Portability and Accountability Act of 1996 created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment.

If our operations are found to be in violation of any of the laws described above and other applicable state and federal fraud and abuse laws, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from government healthcare programs, and the curtailment or restructuring of our operations.

International

International sales of medical devices are subject to foreign governmental regulations, which vary substantially from country to country. The time required to obtain clearance or approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may be different.

The primary regulatory environment in Europe is that of the European Union, which consists of twenty five countries encompassing most of the major countries in Europe. Three member states of the European Free Trade Association, Island, Norway and Lichtenstein, have voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices. Other countries, such as Switzerland, have entered into Mutual Recognition Agreements and allow the marketing of medical devices that meet E.U. requirements. The European Union has adopted numerous directives and the European Committees for Standardization, or CEN, have promulgated voluntary standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directives will be entitled to bear CE conformity marking, indicating that the device conforms with the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout the member states of the European Union, the member states of the European Free Trade Association and countries which have entered into a Mutual Recognition Agreement. The method of assessing conformity varies depending on the type and class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a designated Notified Body, an independent and neutral institution appointed in one of the countries in the European Union to conduct the conformity assessment. This assessment is conducted by the designated Notified Body in one member state of the European Union, the European Free Trade Association or one country which has entered into a Mutual Recognition Agreement and is required for most of the medical devices in order for a manufacturer to obtain CE Marking and to commercially distribute the product throughout these countries. This assessment may also consist of an audit of the manufacturer's quality system and specific testing of the manufacturer's device so as to ensure compliance with ISO 13485 certification, which are voluntary harmonized standards. Compliance with these ISO certifications establishes that some of the general requirements of the directives are presumed to be fulfilled. See "—Manufacturing."

Employees

As of December 31, 2006, we had 108 employees, with seven employees in sales and marketing, 50 employees in manufacturing, 27 employees in research and development, 10 employees in general and administrative and 14 employees in clinical, regulatory and quality assurance. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel. None of our employees are represented by a labor union, and we believe our employee relations are good.

Facilities

We currently occupy a facility of approximately 20,000 square feet in Menlo Park, California, under a lease which expires on May 31, 2007. We are in the process of identifying additional manufacturing space in the Menlo Park, California area, including additional space in our current facility. However, we believe that our existing facility is adequate to meet our needs through at least December 2007 and we expect that it will be available to us through such period. We cannot assure you that suitable additional space will be available in the future on commercially reasonable terms as needed.

Litigation

We are not party to any material pending or threatened litigation.

SCIENTIFIC ADVISORY BOARD

The members of our scientific advisory board, none of whom are our officers or employees, provide us with advice and assistance on various matters regarding the treatment of vascular disease. We consider our advisory board members to be opinion leaders in their respective fields, and they offer us advice and feedback regarding the following:

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  unmet needs and opportunities;

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  clinical feedback on existing products;

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  assessment of new technologies and their applications; and

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  assessment of new clinical applications.

As of December 31, 2006, our Scientific Advisory Board consisted of the following members:

Name	Position and Affiliation
Bernard DeBruyne, M.D.	Co-Director, Cardiovascular Center (Aalst, Belgium)
Ted Feldman, M.D.	Professor of Medicine, Northwestern Medical School; Director, Cardiac Catheterization Laboratory, Evanston Hospital
Peter J. Fitzgerald, M.D., Ph.D.
Associate Professor of Medicine & Engineering, Stanford University Medical Center; Director, Cardiovascular Core Analysis Lab, Stanford University Medical Center; Co-Director, Center for Research in CV Interventions, Stanford University Medical Center
Eberhard Grube, M.D.	Chief of Cardiology/Angiology, Heart Center Siegburg (Siegburg, Germany)
Tom Hinohara, M.D.	Director, Cardiac Catheterization Laboratory, Sequoia Hospital
Martin B. Leon, M.D.	Chairman, Cardiovascular Research Foundation; Associate Director, Center for Interventional Vascular Therapy, Columbia University Medical Center
Marie-Claude Morice, M.D.	Director, Interventional Cardiology, Institut Hospitalier Jacques Cartier (Massy, France)
Charles A. Simonton, M.D.	Medical Director, Adult Cardiovascular Research, Carolinas Heart Institute, Carolina Medical Center
Gregg W. Stone, M.D.	Professor of Medicine, Columbia University Medical Center; Director, Cardiovascular Research and Education, Center for Interventional Vascular Therapy, Columbia University Medical Center

We have entered into clinical study and research agreements with Drs. DeBruyne, Grube and Morice and consulting agreements with Drs. Feldman, Simonton and Stone. Our advisory members are reimbursed for certain of their out-of-pocket expenses incurred in connection with company-related business. In addition, we have granted stock options to purchase shares of our common stock to certain advisory board members for their service and have sold convertible preferred stock to our principal clinical investigator. See "Business—Our Clinical Trials."

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information concerning our executive officers and directors, as of December 31, 2006:

Name	Age	Position
Gregory D. Casciaro	50	President, Chief Executive Officer and Director
Timothy D. Kahlenberg	47	Chief Financial Officer
Bernard H. Andreas	48	Vice President of Research and Development
Randolph E. Campbell	49	Chief Technical Officer
Jeffry J. Grainger	44	Vice President of Corporate Affairs and General Counsel
Philippe H. Marco, M.D.	42	Vice President of Quality Assurance, Clinical and Regulatory Affairs
Brian J. Walsh	42	Vice President of Sales and Marketing
Henry A. Plain, Jr.(2)	49	Chairman of the Board of Directors
Robert C. Bellas, Jr.(1)(3)	64	Director
Michael A. Carusi(2)	41	Director
Patrick F. Latterell(2)(3)	48	Director
Edward W. Unkart(1)	57	Director
Allan R. Will(1)(3)	52	Director

(1)  Member of the Audit Committee.
(2)  Member of the Compensation Committee.
(3)  Member of the Nominating and Corporate Governance Committee.

Gregory D. Casciaro has served as our President, Chief Executive Officer and a member of our board of directors since September 2004. From February 2000 to August 2003, Mr. Casciaro was the President and Chief Executive Officer and a director of Orquest, a medical technology company. Mr. Casciaro currently serves on the board of directors of AngioDynamics, a publicly-traded medical device company, as well as on the boards of two privately-held companies. Mr. Casciaro holds a B.A. in Business Administration from Marquette University.

Timothy D. Kahlenberg has served as our Chief Financial Officer since April 2006. From May 2005 to April 2006, Mr. Kahlenberg was the director of finance at Medtronic, a medical technology company. From August 1999 to February 2004, Mr. Kahlenberg was the President and Chief Financial Officer of LuMend, a developer of medical devices to treat chronic total occlusions, which was acquired by Cordis Corporation, a Johnson & Johnson company, in September 2005. Mr. Kahlenberg holds a B.S. in Quantitative Business Analysis and an M.B.A. from Indiana University.

Bernard H. Andreas is one of our founders and has served as our Vice President of Research and Development since December 2005. From October 2002 to December 2005, Mr. Andreas served as our Engineering Director of Research and Development. From May 2000 to September 2002, Mr. Andreas served as the Engineering Director of Research and Development at The Foundry, a medical device incubator, where he contributed to the conception, evaluation and development of our custom-length stent technology. Mr. Andreas holds a B.S. in Mechanical Engineering and Materials Science from the University of California, Davis.

Randolph E. Campbell has served as our Chief Technical Officer since April 2004. From October 2001 to April 2004, Mr. Campbell served as the Vice President of Manufacturing at Emphasys Medical, a developer of medical devices for the treatment of chronic obstructive pulmonary disease. From January 1994 to September 2001, Mr. Campbell was the Vice President of Operations at Perclose, a developer of vascular access closure devices, which was acquired by Abbott Laboratories in November 1999. Mr. Campbell holds a B.S. in Chemical Engineering from the University of California, Berkeley.

Jeffry J. Grainger has served as our Vice President of Corporate Affairs and General Counsel since January of 2006. From September 2003 to December 2005, Mr. Grainger served as our Vice President of Legal Affairs. In October 2002, Mr. Grainger founded Grainger Intellectual Property Law and served as counsel to various medical technology companies. From June 2000 to October 2002, Mr. Grainger served as Chief Strategy Officer and a member of the board of directors of First to File, a developer of electronic patent development, filing and management systems. From June 1993 to June 2000, Mr. Grainger served as Chief Patent Counsel of Heartport, a manufacturer of cardiac surgery products, which was acquired by Johnson & Johnson in April 2001. Mr. Grainger holds a B.S. in Mechanical Engineering from Stanford University and a J.D. from the University of Washington.

Philippe H. Marco, M.D. has served as our Vice President of Quality Assurance, Clinical and Regulatory Affairs since January 2003. From July 1996 to December 2002, Dr. Marco served as the Director of Medical Affairs at Perclose. Following the acquisition of Perclose by Abbott Laboratories, Dr. Marco was responsible for worldwide clinical and regulatory affairs for Abbott Laboratories' cardiovascular device division. Dr. Marco holds a M.D. from the University of Limoges and the University of Toulouse and completed a fellowship at the Pacific Foundation for Cardiovascular Research at Sequoia Hospital.

Brian J. Walsh has served as our Vice President of Sales and Marketing since February 2004. From April 2002 to January 2004, Mr. Walsh served as Vice President of Sales and Marketing of Ventrica, a developer of automated magnetic devices for cardiac surgery, which was acquired by Medtronic. From June 2001 to April 2002, Mr. Walsh served as Director of Sales for Artemis Medical, a medical device company, which was acquired by Johnson & Johnson. From April 2001 to April 2002, Mr. Walsh was a sales, marketing and research and development consultant at the Cardiovations Division of Ethicon, a Johnson & Johnson company that develops cardiovascular surgical products and technologies. From June 1996 to April 2001, Mr. Walsh held various positions at Heartport prior to its acquisition by Johnson & Johnson, including Director of Sales for the Northeastern United States. Mr. Walsh holds a B.S. in Marketing from St. Joseph's University.

Henry A. Plain, Jr. has served on our board of directors since June 2002 and as Chairman of our board of directors since October 2004. Mr. Plain also served as our President and Chief Executive Officer from June 2002 to October 2004. Mr. Plain has been the Vice Chairman of the board of directors of The Foundry since July 2000. From February 1993 to November 1999, Mr. Plain was the President and Chief Executive Officer and a member of the board of directors of Perclose and directed Perclose through an initial public offering, a secondary offering and an acquisition by Abbott Laboratories in November 1999. Following the acquisition of Perclose by Abbott Laboratories, Mr. Plain served as the President of Perclose and Vice President of Hospital Products Division at Abbott Laboratories until May 2000. Mr. Plain also serves on the boards of several privately-held medical device companies. Mr. Plain holds a B.S. in Business Administration from the University of Missouri, Columbia.

Robert C. Bellas, Jr. has served on our board of directors since July 2002. Mr. Bellas has been a General Partner at Morgenthaler Ventures, a venture capital firm, since January 1984. Mr. Bellas also serves on the boards of several privately-held healthcare and information technology companies. Mr. Bellas holds a B.S. in Engineering, Math, Chemistry and Physics from the U.S. Naval Academy and an M.B.A. from Stanford University.

Michael A. Carusi has served on our board of directors since May 2003. He has been a General Partner at Advanced Technology Ventures, a venture capital firm, since October 1998. Mr. Carusi also serves on the boards of several privately-held life sciences and medical device companies. Mr. Carusi holds a B.S. in Mechanical Engineering from Lehigh University and an M.B.A. from Dartmouth College.

Patrick F. Latterell has served on our board of directors since July 2002. Mr. Latterell is the founder of Latterell Venture Partners, a venture capital firm, and has served as the Managing Member of its general partner entities since 2001. Prior to forming Latterell Venture Partners, Mr. Latterell was a General Partner at Venrock Associates, which he joined in 1989. Mr. Latterell served as Chairman of the National Venture Capital Association Medical Industry Group in 2003 and 2004, and also serves on the boards of several privately-held medical device companies. Mr. Latterell holds an S.B. in Biological Sciences and an S.B. in Economics from the Massachusetts Institute of Technology, and an M.B.A. from Stanford University.

Edward W. Unkart was appointed to our board of directors in August 2006. Since January 2005, Mr. Unkart has served as Vice President of Finance and Administration and Chief Financial Officer of SurgRx, a manufacturer of medical devices used in surgery. From June 2004 to December 2004, Mr. Unkart was an independent consultant. From May 2001 to May 2004, Mr. Unkart served as Vice President of Finance and Administration and Chief Financial Officer of Novacept, a manufacturer of medical devices for women's healthcare, which was acquired by Cytyc Corporation in March 2004. From February 1999 to March 2001, Mr. Unkart was the Vice President of Finance and Administration and Chief Financial Officer of Praxon, a manufacturer of small business telephone systems. A petition was filed on behalf of Praxon under the federal bankruptcy laws in June 2001. From October 1995 to December 1998, Mr. Unkart served as the Vice President of Finance and Administration and Chief Financial Officer of FemRx, a manufacturer of medical devices for women's healthcare, which was acquired by Johnson & Johnson in November 1998. Mr. Unkart currently serves on the board of directors of VNUS Medical Technologies, a publicly-traded medical device company, and is the chairperson of its audit committee. Mr. Unkart also serves on the board of directors of various privately-held medical device companies. Mr. Unkart is a Certified Public Accountant and holds a B.S. in Statistics and an M.B.A. from Stanford University.

Allan R. Will has served on our board of directors since July 2002 and as Chairman of our board of directors from July 2002 to October 2004. Mr. Will has been a Managing Director of Split Rock Partners, a venture capital firm, since July 2004. From November 2002 to June 2004, Mr. Will was a General Partner at St. Paul Venture Capital, a venture capital firm. Mr. Will is the founder and Chairman of the board of directors of The Foundry and served as its Chief Executive Officer from 1998 until 2002. Mr. Will also served as the interim Chief Executive Officer of Concentric Medical from 2001 to 2002, as Chief Executive Officer of Evalve from 1999 to 2000, as the President and Chief Executive Officer of AneuRx from 1994 to 1997. Mr. Will also serves on the boards of several privately-held medical device companies. Mr. Will holds a B.S. in Zoology from the University of Maryland and an M.S. in Management from the Massachusetts Institute of Technology.

Executive Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among our directors and officers.

Board of Directors

Our authorized number of directors is seven. We are actively searching for qualified candidates to add to our board of directors or to replace current members. We have determined that Messrs. Latterell, Carusi, Unkart and Will are independent under the NASDAQ rules. Upon completion of this offering, our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, each with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Messrs. Casciaro and Latterell have been designated as Class I directors, whose terms will expire at the 2007 annual meeting of stockholders. Messrs. Bellas, Carusi and Will have been designated as Class II directors, whose terms will expire at the 2008 annual meeting of stockholders. Messrs. Plain and Unkart have been designated as Class III directors, whose terms will expire at the 2009 annual meeting of stockholders. This classification of the board of directors may delay or prevent a change in control of our company or our management. See "Description of Capital Stock—Anti-Takeover Effects of Provisions of the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws."

Board Committees

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

The audit committee of our board of directors is a standing committee of, and operates under a written charter adopted by, our board of directors, and is authorized to appoint our independent auditors, review our internal accounting procedures and financial statements, and consult with and review the services provided by our independent registered public accounting firm, including the results and scope of their audit. The audit committee currently consists of Messrs. Bellas, Will and Unkart. Mr. Unkart is the chairperson of our audit committee and is our audit committee financial expert, as currently defined under the SEC rules. Messrs. Bellas and Will are currently not considered to be independent audit committee members within the meaning of applicable SEC and NASDAQ rules and our board has determined to keep them on the audit committee based on their qualifications and experience. Until we locate suitable replacements for Messrs. Bellas and Will, we plan to rely on the SEC and NASDAQ rules for phasing in new independent audit committee members. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

The compensation committee of our board of directors is a standing committee of, and operates under a written charter adopted by, our board of directors, and is authorized to review and recommend to our board of directors the compensation and benefits for our chief executive officer and establish the compensation and benefits for our executive officers, administer our stock plans, and establish and review general policies relating to compensation and benefits for our employees. The compensation committee currently consists of Messrs. Carusi, Plain and Latterell. Messrs. Carusi and Latterell will be independent, within the meaning of applicable SEC and NASDAQ rules, upon completion of this offering. Mr. Carusi is the chairperson of our compensation committee. Mr. Plain is currently not considered to be independent and our board has determined to keep Mr. Plain on the compensation committee in reliance on NASDAQ Rule 4350(c)(3)(c) based on his qualifications and experience. We expect Mr. Plain to become independent by October 2007. We believe that the composition and functioning of our compensation committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, NASDAQ and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is a standing committee of, and operates under a charter adopted by, our board of directors and is responsible for:

  •
  assisting the board in identifying prospective director nominees and recommending to the board of directors the director nominees for each annual meeting of stockholders;

  •
  recommending members for each board committee;

  •
  ensuring that the board is properly constituted to meet its fiduciary obligations to our company and the stockholders and that we follow appropriate governance standards;

  •
  developing and recommending to the board, governance principles applicable to our company; and

  •
  overseeing the evaluation of the board and management.

The nominating and corporate governance committee currently consists of Messrs. Bellas, Latterell and Will. Messrs. Latterell and Will will be independent within the meaning of applicable SEC and NASDAQ rules, upon completion of this offering. Mr. Bellas is currently not considered to be independent and our board has determined to keep Mr. Bellas on the nominating and corporate governance committee based on his qualifications. We believe that the composition and functioning of our nominating and corporate governance committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, NASDAQ and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Board of Directors and Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

COMPENSATION DISCUSSION AND ANALYSIS

One of the primary objectives of the compensation committee of our board of directors is to attract and retain talented, qualified executives to manage and lead our company. Compensation is comprised of a cash-based short-term salary component, adjusted annually by our compensation committee based on the individual performance of the executive, quarterly incentive payments upon achievement of milestones or corporate objectives and a long-term equity component providing long-term compensation based on company performance. The long-term component of our compensation is aimed at tying compensation levels to the generation of long-term stockholder value. The goal of our compensation program is to be competitive with other companies in the medical device industry.

During 2006, our compensation committee relied on third party industry compensation surveys and their experience with other medical device companies to establish cash and equity compensation for our executive officers. Our compensation committee utilized this data to compensate our executive officers in a range between the 50th and 75th percentile of the compensation amounts provided to executives at comparable companies. In September 2006, we retained Compensia, a compensation consulting company, to help us evaluate our compensation philosophy and provide guidance to us in administering our compensation program in the future. On an annual basis, we plan to have Compensia provide us with market data on a peer group of companies in the medical device industry and we intend to benchmark this information and other information obtained by the members of our compensation committee against the compensation we offer to ensure that our compensation program is competitive. We also plan to have Compensia provide market data to our compensation committee for their consideration in establishing annual salary increases and additional stock grants. Our compensation committee intends to allocate total compensation between cash and equity based on benchmarking to the peer group, while considering the balance between short and long-term incentives. Our compensation committee expects to continue to compensate our executive officers in a range between the 50th and the 75th percentile of the compensation amounts provided to executives at comparable companies. Once we are a public company, we anticipate that our compensation committee will depend on Compensia or other compensation consultants to more frequently supply it with information regarding market data for executive compensation in the medical device industry.

Compensation Components

Executive compensation consists of the following:

Base Salary

We determine our executive salaries based on job responsibilities and individual experience and also benchmark the amounts we pay against comparable competitive market compensation for similar positions within the medical device industry. Our compensation committee reviews the salaries of our executives annually and our compensation committee grants increases in salaries based on individual performance during the prior calendar year and cost of living adjustments, as appropriate. Our compensation committee anticipates that salaries will increase by an average of 4% to 5% in 2007.

Non-Equity Incentive Programs

Our Chief Executive Officer, Gregory D. Casciaro, is eligible to receive non-equity incentive program payments based upon the achievement of certain milestones and corporate objectives. Our compensation committee determines these milestones in the first quarter of each year and assesses his individual performance against the milestones at the end of each quarter. Milestones must be met by the pre-determined achievement date in order for this quarterly incentive payment to be made. Our compensation committee establishes the milestones based on the clinical, product development and overall strategic goals of our organization as proposed by management and our board of directors. Our compensation committee believes that by establishing a quarterly incentive payment for Mr. Casciaro based on achievement of milestones that create value in our company, it has aligned his compensation with the interests of our stockholders. We expect that Mr. Casciaro will continue to be eligible for similar incentive program payments through 2007.

Our Vice President of Sales and Marketing, Brian J. Walsh, receives guaranteed quarterly bonus payments as provided in his offer letter that, together with his annual salary, are meant to provide total compensation comparable to similar sales and marketing positions with commissionable sales. In addition, Mr. Walsh is eligible to receive non-equity incentive program payments based on achievement of milestones established by our compensation committee. These milestones are based on marketing goals such as clinical trial enrollment, marketing programs and research and development projects. We expect that Mr. Walsh will continue to be eligible for similar guaranteed quarterly bonus payments and non-equity incentive program payments through 2007.

We do not have a bonus program established for any of our other executives or employees. Our compensation committee will continue to assess the need to implement additional non-equity incentive programs for other executive officers as a means of adding specific incentives towards achievement of specific departmental goals that could be key factors in our success.

Stock Options

We believe that equity ownership in our company is important to provide our executive officers with long-term incentives to build value for our stockholders. The options for our executives are granted by our board of directors at regularly scheduled meetings and the exercise price of our options is the fair market value of our stock based upon the good faith determination of our board of directors. In the future, we expect the exercise price of our options to be set at the closing price of our common stock on the date of grant. Each executive officer is initially provided with an option grant when they join our company based upon their position with us and their relevant prior experience. These initial grants generally vest over four years and no shares vest before the one year anniversary of the option grant. We spread the vesting of our options over four years to compensate executives for their contribution over a period of time. As we increased the number of outstanding shares from our financing activities in the past, we granted additional options to maintain ownership levels and extend vesting and retention incentives to our executives.

In addition to the initial option grants, our compensation committee recommends, and our board of directors grants, additional options to retain our executives and combine the achievement of corporate goals and strong individual performance. Options are granted based on a combination of individual contributions to our company and on general corporate achievements, including clinical trial enrollment, product development and corporate financing. Additional option grants are not communicated to executives in advance and vest monthly over a period of four years. For example, if we were to hire a new vice president of business development, we would provide such executive with an initial option grant for a number of shares that represents a percentage stock ownership level in our company that is consistent with the data that we receive from Compensia for comparable companies in the medical device industry and information we receive from third-party compensation surveys and targeted in a range between the 50th and 75th percentile of the levels at such comparable companies. On an annual basis, our compensation committee would assess the appropriate individual and corporate goals for this executive and provide additional option grants based upon the achievement by the executive of both individual and corporate goals. We expect that we will continue to provide new employees with initial option grants in 2007 to provide long-term compensation incentives and will continue to rely on performance-based and retention grants in 2007 to provide additional incentives for current employees. Additionally, in the future our compensation committee and board of directors may consider awarding additional or alternative forms of equity incentives, such as grants of restricted stock, restricted stock units and other performance based awards.

The specific provisions of our option plans are as provided for below.

2002 Stock Plan.    Our sole director at the time adopted our 2002 Stock Plan in July 2002, and our stockholders approved our 2002 Stock Plan in July 2002. Our board of directors has determined not to grant any additional awards under the 2002 Stock Plan after the completion of this offering. However, the 2002 Stock Plan will continue to govern the terms and conditions of the outstanding awards granted under the 2002 Stock Plan.

A total of 3,595,500 shares of our common stock are authorized for issuance under the 2002 Stock Plan. As of September 30, 2006, options to purchase a total of 1,821,539 shares of our common stock were issued and outstanding, and a total of 1,577,848 shares of our common stock had been issued upon the exercise of options and stock purchase rights granted under the 2002 Stock Plan.

Our 2002 Stock Plan provides for the grant of options and stock purchase rights to our service providers. Stock purchase rights and nonstatutory stock options may be granted to our employees, directors and consultants, and incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, may be granted only to our employees. Our compensation committee administers the 2002 Stock Plan. The administrator has the authority to determine the terms and conditions of the options and stock purchase rights granted under the 2002 Stock Plan.

Our 2002 Stock Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise such award during his or her lifetime.

Our 2002 Stock Plan provides that in the event of our merger with or into another corporation, or a sale of substantially all of our assets, the successor corporation or its parent or subsidiary will assume or substitute for each outstanding stock purchase right and option. If the outstanding stock purchase rights or options are not assumed or substituted, they will become fully vested and exercisable for a 15-day period from the date the administrator provides notice of the vesting of outstanding options and stock purchase rights and will terminate at the end of such 15-day period.

2006 Equity Incentive Plan.    Our board of directors adopted, and our stockholders approved, our 2006 Equity Incentive Plan in August 2006. The 2006 Equity Incentive Plan became effective upon its adoption by our board of directors, but is not expected to be utilized until after the completion of this offering. Our 2006 Equity Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants.

A total of 400,000 shares of our common stock are reserved for issuance pursuant to the 2006 Equity Incentive Plan, of which no options were issued and outstanding. In addition, the shares reserved for issuance under our 2006 Equity Incentive Plan will also include (a) those shares reserved but unissued under the 2002 Stock Plan as of the effective date of the first registration statement filed by us and declared effective with respect to any class of our securities and (b) shares returned to the 2002 Stock Plan as the result of termination of options or the repurchase of shares (provided that the maximum number of shares that may be added to the 2006 Equity Incentive Plan pursuant to (a) and (b) is 600,000 shares). The number of shares available for issuance under the 2006 Equity Incentive Plan will also include an annual increase on the first day of each fiscal year beginning in 2007, equal to the lesser of:

  •
  4% of the outstanding shares of common stock as of the last day of our immediately preceding fiscal year;

  •
  1,500,000 shares; or

  •
  an amount of shares determined by our board of directors.

The compensation committee of our board of directors administers our 2006 Equity Incentive Plan. Our compensation committee consists of at least two or more "outside directors" within the meaning of Section 162(m) of the Code so that options granted under the 2006 Equity Incentive Plan qualify as "performance based compensation." Under Section 162(m) of the Code, the annual compensation paid to our named executive officers will only be deductible to the extent it does not exceed $1,000,000. However, we can preserve our deduction with respect to income recognized pursuant to options if the conditions for performance based compensation under Section 162(m) are met, which requires, among other things, that options be granted by a committee consisting of at least two "outside directors." Subject to the provisions of our 2006 Equity Incentive Plan, the administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise. The administrator also has the authority to amend existing awards to reduce their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards with a lower exercise price.

The exercise price of options granted under our 2006 Equity Incentive Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. Subject to the provisions of our 2006 Equity Incentive Plan, the administrator determines the term of all other options.

After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term.

Stock appreciation rights may be granted under our 2006 Equity Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Subject to the provisions of our 2006 Equity Incentive Plan, the administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted stock may be granted under our 2006 Equity Incentive Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted stock units may be granted under our 2006 Equity Incentive Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. The administrator determines the terms and conditions of restricted stock units including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion may accelerate the time at which any restrictions will lapse or be removed.

Performance units and performance shares may be granted under our 2006 Equity Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof.

Our 2006 Equity Incentive Plan provides that all non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under the 2006 Equity Incentive Plan, including discretionary awards. Each non-employee director first appointed to the board of directors after the completion of this offering, except for those directors who become non-employee directors by ceasing to be employee directors, will receive an automatic initial nonstatutory stock option to purchase 30,000 shares of common stock upon such appointment. In addition, beginning in 2007, non-employee directors who have been directors for at least the preceding six months will receive a subsequent nonstatutory stock option to purchase 10,000 shares of common stock immediately following each annual meeting of our stockholders. All options granted under the automatic grant provisions will have a term of ten years and an exercise price equal to fair market value on the date of grant. Each initial option to purchase 30,000 shares will become exercisable as to one-third of the shares subject to the option on each anniversary of its date of grant, provided the non-employee director remains a director on such dates. Each annual option to purchase 10,000 shares will become exercisable as to 100% of the shares subject to the option on the day prior to the one-year anniversary of the date of such grant, provided the non-employee director remains a director on such date.

Unless the administrator provides otherwise, our 2006 Equity Incentive Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Our 2006 Equity Incentive Plan provides that in the event of a merger or "change in control," as defined in the 2006 Equity Incentive Plan, each outstanding award will be treated as the administrator determines, including that the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. The administrator is not required to treat all awards similarly. If there is no assumption or substitution of outstanding awards, the awards will fully vest, all restrictions will lapse, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and the awards will become fully exercisable. The administrator will provide notice to the recipient that he or she has the right to exercise the option and stock appreciation right as to all of the shares subject to the award, all restrictions on restricted stock will lapse, and all performance goals or other vesting requirements for performance shares and units will be deemed achieved, and all other terms and conditions met. The award will terminate upon the expiration of the period of time the administrator provides in the notice. In the event the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options and stock appreciation rights will fully vest and become immediately exercisable, all restrictions on restricted stock will lapse, and all performance goals or other vesting requirements for performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions met.

Our 2006 Equity Incentive Plan will automatically terminate in 2016, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2006 Equity Incentive Plan provided such action does not impair the rights of any participant.

Section 162(m) of the Code.    Under Section 162(m) of the Internal Revenue Code, a public company generally may not deduct compensation in excess of $1 million paid to its chief executive officer and the four next most highly compensated executive officers. Until the annual meeting of our stockholders in 2010, or until the plan is materially amended, if earlier, awards granted under the plan will be exempt from the deduction limits of Section 162(m).

Tax Consequences.    The following summary is intended as a general guide to the United States federal income tax consequences relating to the issuance and exercise of stock options granted under our 2002 Stock Plan and our 2006 Equity Incentive Plan. This summary does not attempt to describe all possible federal or other tax consequences of such grants or tax consequences based on particular circumstances.

Incentive Stock Options.    Optionees recognize no taxable income for regular income tax purposes as the result of the grant or exercise of an incentive stock option qualifying under Section 422 of the Internal Revenue Code (unless the optionee is subject to the alternative minimum tax). Optionees who neither dispose of their shares acquired upon the exercise of an incentive stock option, or ISO shares, within two years after the stock option grant date nor within one year after the exercise date normally will recognize a long-term capital gain or loss equal to the difference, if any, between the sale price and the amount paid for the ISO shares. If an optionee disposes of the ISO shares within two years after the stock option grant date or within one year after the exercise date (each a "disqualifying disposition"), the optionee will realize ordinary income at the time of the disposition in an amount equal to the excess, if any, of the fair market value of the ISO shares at the time of exercise (or, if less, the amount realized on such disqualifying disposition) over the exercise price of the ISO shares being purchased. Any additional gain will be capital gain, taxed at a rate that depends upon the amount of time the ISO shares were held by the optionee. A capital gain will be long-term if the optionee's holding period is more than 12 months. We will be entitled to a deduction in connection with the disposition of the ISO shares only to the extent that the optionee recognizes ordinary income on a disqualifying disposition of the ISO shares.

Nonstatutory Stock Options.    Optionees generally recognize no taxable income as the result of the grant of a nonstatutory stock option. Upon the exercise of a nonstatutory stock option, the optionee normally recognizes ordinary income equal to the difference between the stock option exercise price and the fair market value of the shares on the exercise date. If the optionee is an employee of ours, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of stock acquired by the exercise of a nonstatutory stock option, any subsequent gain or loss, generally based on the difference between the sale price and the fair market value on the exercise date, will be taxed as capital gain or loss. A capital gain or loss will be long-term if the optionee's holding period is more than 12 months. We generally should be entitled to a deduction equal to the amount of ordinary income recognized by the optionee as a result of the exercise of a nonstatutory stock option, except to the extent such deduction is limited by applicable provisions of the Internal Revenue Code.

401(k) Plan

We maintain a retirement savings plan, or a 401(k) Plan, for the benefit of our eligible employees. Employees eligible to participate in our 401(k) Plan are those employees who have attained the age of 21. Currently, employees may elect to defer their compensation up to the statutorily prescribed limit. We may, but have not, matched employee contributions or made discretionary contributions to the 401(k) Plan. An employee's interests in his or her deferrals are 100% vested when contributed. The 401(k) Plan is intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. As such, contributions to the 401(k) Plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) Plan, and all contributions are deductible by us when made.

Executive Time Off

Our executive officers do not receive a guaranteed amount of Paid Time Off, or PTO, but participate instead in an Executive Time Off plan. Our executive officers are expected to manage personal time off in a manner that does not impact performance or achievement of goals. Up to December 31, 2005, executives did participate in the PTO benefit program offered to all of our employees and upon termination, they are entitled to payment of their accrued benefit that existed at December 31, 2005.

2006 Summary Compensation Table

The following table sets forth summary compensation information for the year ended December 31, 2006 for our chief executive officer, chief financial officer and each of our other three most highly compensated executive officers as of the end of the last fiscal year. We refer to these persons as our named executive officers elsewhere in this prospectus. Except as provided below, none of our named executive officers received any other compensation required to be disclosed by law or in excess of $10,000 annually.

Name and Principal Position	Salary	Bonus	Option Awards(1)	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Gregory D. Casciaro President, Chief Executive Officer and Director	$318,603	$—	$369,077	$75,000(2)	$—	$762,680
Timothy D. Kahlenberg(3) Chief Financial Officer	153,173	—	266,712	—	200,000(4)	619,885
Jeffry J. Grainger Vice President of Corporate Affairs and General Counsel	238,602	—	88,170	—	—	326,772
Randolph E. Campbell Chief Technical Officer	241,945	—	96,182	—	—	338,127
Brian J. Walsh Vice President of Sales and Marketing	203,290	53,000(5)	88,170	24,500(6)	—	368,960

(1)  Amounts represent the expensed fair value of stock options granted in 2006 under SFAS 123(R) as discussed in Note 8, "Stock Option Plans," to our financial statements included elsewhere in this prospectus.
(2)  Represents amounts earned by Mr. Casciaro under our non-equity incentive program for the achievement of specific clinical, financing and other corporate objectives.
(3)  Mr. Kahlenberg commenced employment in April 2006 at an annual salary of $225,000.
(4)  Represents a relocation bonus made to Mr. Kahlenberg based on his offer of employment.
(5)  Mr. Walsh receives a quarterly bonus of $13,250 until commissions are earned on sales.
(6)  Represents amounts earned by Mr. Walsh under our non-equity incentive program for the achievement of specific marketing, research and development, and other corporate objectives.

Grants of Plan-Based Awards in 2006

The following table lists grants of plan-based awards made to our named executive officers in 2006 and related total fair value compensation for 2006.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards								Grant Date Fair Value of Stock and Option Awards(1)
								All Other Option Awards: Number of Securities Underlying Options
Name	Grant Date								Exercise or Base Price of Option Awards
		Threshold		Target		Maximum
Gregory D. Casciaro	2/1/2006 6/5/2006 2/1/2006	$	— — —	$	— — —	$	— — 175,000(2)	104,000 125,000 —	$1.50 5.20 —	$864,386 1,170,675
Timothy D. Kahlenberg	5/1/2006		—		—		—	170,911	3.50	1,596,992
Jeffry J. Grainger	5/1/2006		—		—		—	56,500	3.50	527,936
Randolph E. Campbell	5/1/2006		—		—		—	61,634	3.50	575,908
Brian J. Walsh	5/1/2006 2/1/2006		— —		— —		— 25,000(3)	56,500 —	3.50 —	527,936

(1)  Amounts represent the total fair value of stock options granted in 2006 under SFAS 123(R) as discussed in Note 8, "Stock Option Plans" to our financial statements included elsewhere in this prospectus.
(2)  Amounts based on the achievement of specific clinical, financing and other corporate objectives.
(3)  Amounts based on the achievement of specific marketing, research and development, and other corporate objectives.

Equity Incentive Awards Outstanding as of December 31, 2006

The following table lists the outstanding equity incentive awards held by our named executive officers as of December 31, 2006.

	Option Awards			Vesting Commencement Date	Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable(1)	Option Exercise Price	Option Expiration Date		Number of Shares or Units of Stock that Have Not Vested(4)	Market Value of Shares or Units of Stock that Have Not Vested
Gregory D. Casciaro	134,000 104,000 125,000	$0.40 1.50 5.20	2/1/2015 2/1/2016 6/5/2016	2/1/2005(2) 2/1/2006(2) 4/27/2006(2) 9/21/2004(3)	253,750	$3,126,200
Timothy D. Kahlenberg	170,911	3.50	5/1/2016	5/1/2006(3)
Jeffry J. Grainger	56,500	3.50	5/1/2016	5/1/2006(2) 9/30/2003(3) 2/1/2005(2) 8/3/2005(2)	18,750 12,188 1,334	231,000 150,156 16,435
Randolph E. Campbell	61,634	3.50	5/1/2016	5/1/2006(2) 4/13/2004(3) 2/1/2005(2) 8/3/2005(2)	62,500 35,209 3,834	770,000 433,775 47,235
Brian J. Walsh	50,000 22,500 2,000 56,500	0.40 0.40 0.54 3.50	2/3/2014 2/1/2015 8/3/2015 5/1/2016	2/2/2004(3) 2/1/2005(2) 8/3/2005(2) 5/1/2006(2)

(1)  All options held by our named executive officers may be early exercised.
(2)  The shares underlying this option vest 1/48 per month following the vesting commencement date.
(3)  25% of the shares underlying this option vest on the one year anniversary of the vesting commencement date and 1/48 per month thereafter.
(4)  The shares listed below were issued pursuant to the exercise of early-exercise stock options to purchase shares of our common stock. These shares are subject to a right of repurchase held by us that lapses over time.

Aggregated Option Exercises in 2006

The following table lists the options exercised by our named executive officers in 2006.

	Option Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise
Gregory D. Casciaro	—	$—
Timothy D. Kahlenberg	—	—
Jeffry J. Grainger	74,499	81,669
Randolph E. Campbell	70,750	70,020
Brian J. Walsh	—	—

Employment Agreements

Employment with us is at will. We do not have employment agreements with any of our executive officers.

2006 Employee Stock Purchase Plan

Our executive officers and all of our other employees will be allowed to participate in our 2006 Employee Stock Purchase Plan, which will be offered effective upon the completion of our public offering. We believe that providing them with the ability to participate in the 2006 Employee Stock Purchase Plan provides them with a further incentive towards ensuring our success and accomplishing our corporate goals.

The specific provisions of our 2006 Employee Stock Purchase Plan are as provided for below.

Our board of directors adopted, and our stockholders approved, our 2006 Employee Stock Purchase Plan in August 2006. The 2006 Employee Stock Purchase Plan will become effective soon after the completion of this offering.

A total of 500,000 shares of our common stock will be made available for sale. In addition, our 2006 Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance under the 2006 Employee Stock Purchase Plan on the first day of each fiscal year beginning in 2008, equal to the lesser of:

  •
  3% of the outstanding shares of our common stock on the first day of such fiscal year;

  •
  1,000,000 shares; or

  •
  such other amount as may be determined by our board of directors.

Our compensation committee administers the 2006 Employee Stock Purchase Plan. Our compensation committee has full and exclusive authority to interpret the terms of the 2006 Employee Stock Purchase Plan and determine eligibility to participate subject to the conditions of our 2006 Employee Stock Plan as described below.

All of our employees are eligible to participate if they are employed by us, or any participating subsidiary, for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under the 2006 Employee Stock Purchase Plan if such employee:

  •
  immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

  •
  whose rights to purchase stock under all of our employee stock purchase plans accrues at a rate that exceeds $25,000 worth of stock for each calendar year.

Our 2006 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Code. Each offering period includes purchase periods, which will be the approximately six-month period commencing with one exercise date and ending with the next exercise date. The offering periods are scheduled to start on the first trading day on or after May 15 and November 15 of each year, except for the first such offering period, which will commence on the first trading day on or after completion of this offering and will end on the first trading day on or after May 15, 2007.

Our 2006 Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation, which includes a participant's base straight time gross earnings, certain commissions, overtime and shift premium, but exclusive of payments for incentive compensation, bonuses and other compensation. A participant may purchase a maximum of 1,250 shares during a six-month purchase period.

Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of each offering period or on the exercise date. If the fair market value of our common stock on the exercise date is less than the fair market value on the first trading day of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment with us.

A participant may not transfer rights granted under the 2006 Employee Stock Purchase Plan other than by will, the laws of descent and distribution, or as otherwise provided under the 2006 Employee Stock Purchase Plan.

In the event of our merger or change in control, as defined under the 2006 Employee Stock Purchase Plan, a successor corporation may assume or substitute for each outstanding option. If the successor corporation refuses to assume or substitute for the option, the offering period then in progress will be shortened, and a new exercise date will be set. The administrator will notify each participant that the exercise date has been changed and that the participant's option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Our 2006 Employee Stock Purchase Plan will automatically terminate in 2016, unless we terminate it sooner. Our board of directors has the authority to amend, suspend or terminate our 2006 Employee Stock Purchase Plan, except that, subject to certain exceptions described in the 2006 Employee Stock Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock under our 2006 Employee Stock Purchase Plan.

Nonqualified Deferred Compensation

None of our named executive officers participate in non-qualified defined contribution plans or other deferred compensation plans maintained by us. Our compensation committee, which will be comprised solely of "outside directors" as defined for purposes of Section 162(m) of the Code, may elect to provide our officers and other employees with non-qualified defined contribution or deferred compensation benefits if the compensation committee determines that doing so is in our best interests.

2006 Director Compensation

The following table sets forth a summary of the compensation we paid to our non-employee directors in 2006.

Name	Fees Earned or Paid in Cash	Option Awards(1)	Total
Henry A. Plain, Jr.	$—	$23,323(2)	$23,323
Robert C. Bellas, Jr.	—	—	—
Michael A. Carusi	—	—	—
Patrick F. Latterell	—	—	—
Edward W. Unkart	17,123	22,633(3)	39,756
Allan R. Will	—	—	—

(1)  Amounts represent the expensed fair value of stock options granted in 2006 under SFAS 123(R) as discussed in Note 8, "Stock Option Plans," to our financial statements included elsewhere in this prospectus.
(2)  A stock option exercisable for 25,000 shares was outstanding as of December 31, 2006.
(3)  A stock option exercisable for 22,500 shares was outstanding as of December 31, 2006.

Effective upon the closing of this offering, each of our non-employee directors will receive, for his or her service on our board of directors, an annual retainer of $35,000, with the exception of the chairperson of our board of directors who will receive an annual retainer of $60,000. Each non-employee director who serves as the chairperson of our audit committee, compensation committee or nominating and corporate governance committee will also receive, for his or her service in such capacity, an additional annual retainer of $15,000, $10,000 and $10,000, respectively. We reimburse each non-employee member of our board of directors for out-of-pocket expenses incurred in connection with attending our board and committee meetings. In addition, we have in the past granted directors options to purchase our common stock pursuant to the terms of our 2002 Stock Plan. Our 2006 Equity Incentive Plan provides for the automatic grant of options to our non-employee directors. Each non-employee director first appointed to the board after the completion of this offering will automatically receive an initial option to purchase 30,000 shares of common stock upon such appointment, except for those directors who had previously been employees. In addition, beginning in 2007, at each annual meeting, non-employee directors who were non-employee directors for at least the preceding six months will automatically receive an option to purchase 10,000 shares of common stock. See "—Stock Options—2006 Equity Incentive Plan."

Potential Payments Following a Change in Control

The following summaries set forth potential payments payable to our executive officers upon termination of employment following a change in control of us under their current change of control agreements with us. The compensation committee of our board of directors may, at their discretion, amend or add benefits to these arrangements as they deem advisable.

Executive Officers

We have entered into change of control agreements with each of our employees at the level of vice president or above that provide for severance benefits in the event that a covered employee's employment with us terminates as a result of an involuntary termination at any time within 12 months after a change of control as follows:

  •
  all options held by the employee will become fully vested and any right we may have to repurchase any shares held by the employee will lapse; and

  •
  certain health coverage and benefits for that employee will be paid by us until the earlier of six months from the date of such employee's termination or until the employee begins working at another company that offers comparable benefits.

For the purpose of our change of control agreements, "change of control" means:

  •
  any merger or consolidation of us with any other corporation that would result in our voting securities outstanding immediately prior to such transaction no longer continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the total voting power of the surviving entity outstanding immediately after such merger or consolidation; or

  •
  any person becoming the beneficial owner, directly or indirectly, of our securities representing 50% or more of the total voting power represented by our then outstanding voting securities.

For the purpose of our change of control agreements, "involuntary termination" means:

  •
  a significant reduction of the employee's duties, position or responsibilities relative to the employee's duties, position or responsibilities in effect immediately prior to such reduction, or the removal of the employee from such position, duties and responsibilities, unless the employee is provided with comparable duties, position and responsibilities; provided, however, that a reduction in duties, position or responsibilities solely by virtue of our being acquired and made part of a larger entity (as, for example, when our Chief Financial Officer remains as such following a Change of Control but is not made the Chief Financial Officer of the acquiring corporation) shall not constitute an involuntary termination;

  •
  a substantial reduction, without good business reasons, of the facilities and perquisites (including office space and location) available to the employee immediately prior to such reduction;

  •
  a reduction of the employee's base salary as in effect immediately prior to such reduction;

  •
  a material reduction in the kind or level of employee benefits to which the employee is entitled immediately prior to such reduction with the result that the employee's overall benefits package is significantly reduced;

  •
  the relocation of the employee to a facility or a location more than fifty (50) miles from his current location;

  •
  any purported termination of the employee which is not effected as a result of (i) any act of personal dishonesty taken by the employee in connection with his responsibilities as an employee which is intended to result in substantial personal enrichment of the employee, (ii) employee's conviction of a felony which our board of directors reasonably believes has had or will have a material detrimental effect on our reputation or business, (iii) a willful act by the employee which constitutes misconduct and is injurious to us, (iv) continued willful violations by the employee of the employee's obligations to us after there has been delivered to the employee a written demand for performance from us which describes the basis for our belief that the employee has not substantially performed his duties, or (v) for which the grounds relied upon by us are not valid; or

  •
  our failure of to obtain the assumption of the change of control agreement by any successor entity.

Based on a share price of $12.32 per share as of December 31, 2006, and the number of options and shares held by each of our executive officers that were unvested as of December 31, 2006, we estimate the value of acceleration of these options and shares held by each executive officer to be as follows:

Name	Value of Accelerated Options and Shares
Bernard H. Andreas	$263,090
Randolph E. Campbell	1,674,214
Jeffry J. Grainger	810,166
Timothy D. Kahlenberg	1,507,435
Philippe H. Marco	633,497
Brian J. Walsh	934,337

Gregory D. Casciaro

We have entered into a slightly different change of control agreement with Gregory D. Casciaro that provides for additional severance benefits in the event that Mr. Casciaro's employment with us terminates as a result of his involuntary termination at any time after a change of control as follows:

  •
  all options held by him will become fully vested and any right we may have to repurchase any shares held by him will lapse;

  •
  monthly severance payments equal to his last monthly base salary prior to his termination for a period of 12 months following the date of his termination; and

  •
  certain health coverage and benefits for Mr. Casciaro will be paid until the earlier of 12 months from the date of his termination or until he begins employment with another company that offers comparable benefits.

In addition to the severance benefits described above, our change of control agreement with Mr. Casciaro also provides for a change of control benefit. Upon a change of control without termination, Mr. Casciaro will immediately vest in 50% of the unvested shares underlying options then held by him and our right to repurchase 50% of shares previously purchased by him that are subject to vesting, will lapse.

The definitions for "involuntarily termination" and "change of control" discussed above for the change of control agreements with each of our other employees at the level of vice president or above are identical to those included in our change of control agreement with Mr. Casciaro.

Based on Mr. Casciaro's current base salary, we estimate that the value of his severance payments to be $318,603. Based on a share price of $12.32 per share as of December 31, 2006, and the number of options and shares held by Mr. Casciaro that were unvested as of December 31, 2006, we estimate the value of acceleration of these options and shares to be $6,006,685.

Members of our Board of Directors

We have also entered into agreements with each non-employee member of our board of directors under which all unvested shares underlying options then held by such director will become fully vested and immediately exercisable if such director is terminated without cause within 12 months of a change of control.

Additional Change of Control Provisions

Each of our 2002 Stock Plan, 2006 Equity Incentive Plan and 2006 Employee Stock Purchase Plan also contains change of control provisions as described above. See "—Stock Options—2002 Stock Plan and 2006 Equity Incentive Plan."

2007 Compensation

Salaries for 2007 have not been established, but are anticipated to increase by approximately 4% to 5%. The milestones for the 2007 non-equity incentive program payments for Gregory D. Casciaro and Brian J. Walsh have not yet been determined by our compensation committee. Additionally, we have not yet determined whether we will establish a non-equity incentive plan for any of our other executive officers for 2007.

Limitations on Liability and Indemnification

Our amended and restated certificate of incorporation and bylaws provide that we will indemnify our directors and executive officers, and may indemnify our other officers, employees and other agents, to the fullest extent permitted by the General Corporation Law of the State of Delaware. Under our amended and restated bylaws, we are also empowered to enter into indemnification agreements with our directors and officers and to purchase insurance on behalf of any person whom we are required or permitted to indemnify. On completion of this offering, we intend to have in place directors' and officers' liability insurance that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances.

We plan to enter into indemnification agreements with our directors, executive officers and others. Under these agreements, we are required to indemnify them against all expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any actual or threatened proceeding, if any of them may be made a party to such proceeding because he or she is or was one of our directors or officers. We are obligated to pay these amounts only if the officer or director acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests. With respect to any criminal proceeding, we are obligated to pay these amounts only if the officer or director had no reasonable cause to believe that his or her conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification thereunder.

In addition, our amended and restated certificate of incorporation filed in connection with this offering provides that the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under the General Corporation Law of the State of Delaware. This provision in our amended and restated certificate of incorporation does not eliminate a director's duty of care and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available. Each director will continue to be subject to liability for any breach of the director's duty of loyalty to us and for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or other state or federal laws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions that have occurred this year or during our last three fiscal years to which we were a party or will be a party in which:

  •
  the amounts involved exceeded or will exceed $120,000; and

  •
  a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Preferred Stock Financings

Over the past three years, following board and stockholder approval, we sold securities to certain private investors, including our directors, executive officers and 5% stockholders and persons and entities associated with them. Between February 2005 and January 2006, we sold an aggregate of 4,684,892 shares of Series C convertible preferred stock at a purchase price of $5.42 per share, and between May 2006 and June 2006, we sold a total of 3,370,758 shares of Series D convertible preferred stock at a purchase price of $8.90 per share. Each share of Series C and Series D convertible preferred stock will convert into one share of common stock upon the closing of this offering. The table below sets forth the participation in these financings by our 5% holders, directors and officers and persons and entities associated with them.

Investor	Series C Preferred Stock	Series D Preferred Stock
5% Stockholders
Morgenthaler Partners(1)	1,660,516	968,876
Funds affiliated with Advanced Technology Ventures(2)	1,153,133	582,963
Funds affiliated with Latterell Venture Partners(3)	738,006	548,269
St. Paul Venture Capital(4)	1,014,760	337,078
Executive Officers
Brian J. Walsh	1,845	—

(1)  Robert C. Bellas, Jr., one of our directors, is a Managing Member of Morgenthaler Management Partners VI, L.L.C., the Managing Partner of Morgenthaler Partners VI, L.P. which holds these shares.

(2)  Michael A. Carusi, one of our directors, is a Managing Director of ATV Alliance Associates, L.L.C., ATV Associates VI, L.L.C. and ATV Associates VII, L.L.C., the General Partners of the funds affiliated with Advanced Technology Ventures which hold these shares.

(3)  Patrick F. Latterell, one of our directors, is a Managing Member of Latterell Capital Management, L.L.C., Latterell Capital Management II, L.L.C. and Latterell Capital Management III, LLC, the General Partners of the funds affiliated with Latterell Venture Partners which hold these shares.

(4)  Allan R. Will, one of our directors, is the Managing Director of SPVC Management VI, L.L.C., the Managing Member of St. Paul Venture Capital VI, L.L.C. which holds these shares.

Policies and Procedures for Related Party Transactions

As provided by our audit committee charter, our audit committee must review and approve in advance any related party transaction. All of our directors, officers and employees are required to report to our audit committee any such related party transaction prior to its completion.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to beneficial ownership of our common stock, as of December 31, 2006 and as adjusted to reflect the sale of the common stock in this offering by:

  •
  each beneficial owner of 5% or more of the outstanding shares of our common stock;

  •
  each of our directors;

  •
  each of our named executive officers; and

  •
  all of our executive officers and directors as a group.

The percentage of shares beneficially owned is based on 18,096,308 shares of common stock outstanding as of December 31, 2006, assuming that all outstanding convertible preferred stock has been converted into common stock. The percentage of shares beneficially owned after this offering includes shares of common stock being offered but does not include the shares that are subject to the underwriters' over-allotment option.

Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, the persons and entities named below have sole voting and sole investment power with respect to all shares beneficially owned. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of December 31, 2006 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, the address for each listed stockholder is c/o XTENT, Inc., 125 Constitution Drive, Menlo Park, California 94025-1118.

	Beneficial Ownership		Percentage of Shares Outstanding
Beneficial Owner	Number of Shares	Options and Warrants Exercisable Within 60 Days	Before This Offering	After This Offering
5% Stockholders
Morgenthaler Partners VI, L.P.(1)	5,060,243	—	28.0%	22.2%
Funds affiliated with Advanced Technology Ventures(2)	2,999,393	—	16.6	13.2
Funds affiliated with Latterell Venture Partners(3)	2,828,190	—	15.6	12.4
St. Paul Venture Capital VI, L.L.C.(4)	2,615,135	—	14.5	11.5
Named Executive Officers and Directors
Gregory D. Casciaro(5)	641,500	363,000	5.4	4.3
Timothy D. Kahlenberg	—	170,911	*	*
Randolph E. Campbell(6)	258,250	61,634	1.8	1.4
Jeffry J. Grainger(7)	124,500	56,500	1.0	*
Brian J. Walsh	50,000	131,000	1.0	*
Henry A. Plain, Jr.(8)	507,656	—	2.8	2.2
Robert C. Bellas, Jr.(1)	5,060,243	—	28.0	22.2
Michael A. Carusi(2)	2,999,393	—	16.6	13.2
Patrick F. Latterell(3)	2,828,190	—	15.6	12.4
Edward W. Unkart	8,333	—	*	*
Allan R. Will(4)	2,775,291	—	15.3	12.2
All executive officers and directors as a group (13 persons)	15,535,012	863,388	86.5	69.3

footnotes on following page

 *  Indicates ownership of less than 1%.

(1)  Includes 5,060,243 shares held by Morgenthaler Partners VI, L.P. Robert C. Bellas, Jr. shares voting and investment power with Gary J. Morgenthaler, Robert D. Pavey, John D. Lutsi, G. Gary Shaffer, Gary R. Little, Peter G. Taft, Theodore A. Laufik and Paul R. Levine, the other managing members of Morgenthaler Management Partners VI, L.L.C., the general partner of Morgenthaler Partners VI, L.P., with respect to shares held by Morgenthaler Partners VI, L.P. Each managing member disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. The address for Morgenthaler Partners VI, L.P. is 2710 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

(2)  Includes 2,409,589 shares held by Advanced Technology Ventures VII, L.P., 402,776 shares held by Advanced Technology Ventures VI, L.P., 96,694 shares held by Advanced Technology Ventures VII (B), L.P., 46,477 shares held by Advanced Technology Ventures VII (C), L.P., 25,708 shares held by ATV Entrepreneurs VI, L.P., 14,359 shares held by ATV Entrepreneurs VII, L.P., and 3,790 shares held by ATV Alliance 2002, L.P. ATV Associates VII, L.L.C. is the general partner of Advanced Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P. and ATV Entrepreneurs VII, L.P. ATV Associates VI, L.L.C. is the general partner of Advanced Technology Ventures VI, L.P. and ATV Entrepreneurs VI, L.P. ATV Alliance Associates, L.L.C. is the general partner of ATV Alliance 2002, L.P. Michael A. Carusi shares voting and investment power with Steve Baloff, Wes Raffel, Bob Hower, Jean George and Bill Wiberg, the other managing directors of ATV Associates VII, L.L.C., ATV Associates VI, L.L.C. and ATV Alliance Associates, L.L.C. with respect to shares held by Advanced Technology Ventures VII, L.P., Advanced Technology Ventures VI, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P., ATV Entrepreneurs VI, L.P., ATV Entrepreneurs VII, L.P. and ATV Alliance 2002, L.P. Each managing director disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. Mr. Carusi's address is c/o Advanced Technology Ventures, 1000 Winter Street, Suite 3700, Waltham, MA 02451.

(3)  Includes 2,020,425 shares held by Latterell Venture Partners II, L.P., 586,574 shares held by Latterell Venture Partners, L.P., 196,458 shares held by Latterell Venture Partners III, L.P., 9,822 shares held by LVP III Associates, L.P., 4,911 shares held by LVP III Partners, L.P., and 10,000 shares held by Latterell Management Company, L.L.C. Latterell Capital Management, L.L.C. is the general partner of Latterell Venture Partners, L.P., Latterell Capital Management II, L.L.C. is the general partner of Latterell Venture Partners II, L.P., and Latterell Capital Management III, L.L.C. is the general partner of Latterell Venture Partners III, L.P., LVP III Associates, L.P. and LVP III Partners, L.P. Patrick F. Latterell shares voting and investment power with Laurence A. Lasky, Stephen M. Salmon and James N. Woody, the other members of Latterell Capital Management, L.L.C., Latterell Capital Management II, L.L.C., Latterell Capital Management III, L.L.C. and Latterell Management Company, L.L.C. Each member disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. Mr. Latterell's address is c/o Latterell Venture Partners, 1 Embarcadero Center, Suite 4050, San Francisco, CA 94111.

(4)  Includes 2,615,135 shares held by St. Paul Venture Capital VI, L.L.C. The St. Paul Travelers Companies, Inc., a publicly-traded company, owns 100% of, and has appointed all of the members of the board of directors of St. Paul Fire and Marine Insurance Company, which owns a controlling interest of St. Paul Venture Capital VI, L.L.C. Split Rock Partners, L.L.C., together with Vesbridge Partners, L.L.C. is the manager of St. Paul Venture Capital VI, L.L.C., however, voting and investment power are delegated solely to Split Rock Partners, L.L.C. Allan R. Will, David Stassen, Michael Gorman and James Simons, as managing directors of Split Rock Partners, L.L.C., share voting and investment power with respect to the shares held by St. Paul Venture Capital VI, L.L.C. Voting and investment power over shares held by St. Paul Venture Capital VI, L.L.C. above may be deemed to be shared with The St. Paul Travelers Companies, Inc., St. Paul Fire and Marine Insurance Company and Split Rock Partners, L.L.C. due to the affiliate relationships described above. Each managing director and each of these entities disclaim beneficial ownership of these shares, except to the extent of his or their pecuniary interest therein. Mr. Will's address is c/o Split Rock Partners, L.L.C., 1600 El Camino Real, Suite 290, Menlo Park, CA 94025. The address for St. Paul Venture Capital VI, L.L.C. is 10400 Viking Drive, Suite 550, Eden Prarie, MN 55344.

(5)  253,750 of these shares are subject to our right of repurchase as of December 31, 2006.

(6)  101,544 of these shares are subject to our right of repurchase as of December 31, 2006.

(7)  32,272 of these shares are subject to our right of repurchase as of December 31, 2006.

(8)  Henry A. Plain, Jr.'s address is c/o The Foundry, Inc., 199 Jefferson Drive, Menlo Park, CA 94025.

DESCRIPTION OF CAPITAL STOCK

The following information describes our common stock and convertible preferred stock, as well as options to purchase our common stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws. This description is only a summary. You should also refer to our amended and restated certificate of incorporation and bylaws which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Upon the completion of this offering, we will be authorized to issue up to 110,000,000 shares of capital stock, $0.001 par value, to be divided into two classes designated common stock and preferred stock. Of such authorized shares 100,000,000 shares will be designated as common stock and 10,000,000 shares will be designated as preferred stock.

Common Stock

As of December 31, 2006 there were 18,096,308 shares of common stock outstanding that were held of record by 161 stockholders, assuming conversion of all shares of convertible preferred stock into 14,744,196 shares of common stock immediately prior to completion of this offering. After giving effect to the sale of common stock offered in this offering, there will be 22,796,308 shares of common stock outstanding. As of December 31, 2006, there were outstanding options to purchase a total of 1,876,429 shares of our common stock under our 2002 Stock Plan and a total of 17,344 shares of our common stock pursuant to stand-alone stock option agreements.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the shares voting are able to elect all of the directors. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably only those dividends as may be declared by the board of directors out of funds legally available therefore. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities and distribute the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Upon the completion of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof including dividend rights, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in our control or other corporate action. Upon completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Registration Rights

Based on shares outstanding as of December 31, 2006, after the closing of this offering, the holders of approximately 14,744,196 shares of our common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, these holders are entitled to notice of such registration and are entitled to include their common stock in such registration, subject to certain marketing and other limitations. Beginning 180 days following the effective date of the registration statement, of which this prospectus forms a part, the holders of at least 40% of these securities have the right to require us, on not more than two occasions, to file a registration statement on Form S-1 under the Securities Act in order to register the resale of their shares of common stock. We may, in certain circumstances, defer such registrations and the underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations. Further, these holders may require us to register the resale of all or a portion of their shares on Form S-3, subject to certain conditions and limitations. In addition, these holders have certain "piggyback" registration rights, which allow these holders to participate in securities offerings initiated by us. If we propose to register any of our equity securities under the Securities Act following this offering, other than pursuant to the registration rights noted above or specified excluded registrations, holders may require us to include all or a portion of their registrable securities in the registration and in any related underwriting. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions to limit the number of registrable securities such holders may include. Additionally, piggyback registrations are subject to delay or termination of the registration under certain circumstances.

Anti-Takeover Effects of Provisions of the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation to be effective upon completion of this offering, will provide for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders representing a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and bylaws, to be effective upon completion of this offering, will provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairman of the board, chief executive officer, or president, in the absence of a chief executive officer, may call a special meeting of stockholders. Our amended and restated certificate of incorporation, to be effective upon completion of this offering, will require a 66 2/3% stockholder vote for the amendment, repeal or modification of certain provision of our amended and restated certificate of incorporation and bylaws relating to the absence of cumulative voting, the classification of our board of directors, the requirement that stockholder actions be effected at a duly called meeting, and the designated parties entitled to call a special meeting of the stockholders, the requirement that notice of any stockholder business to be addressed at a meeting be provided in advance, the requirement that notice of any person whom a stockholder wishes to nominate as a director at a meeting be provided in advance, and the election, qualification, classification, resignation, vacancy and removal of our board of directors.

The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and in the policies they implement, and to discourage certain types of transactions that may involve an actual or threatened change of our control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the General Corporation Law of the State of Delaware

We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

  •
  before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

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  upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

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  any merger or consolidation involving the corporation and the interested stockholder;

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  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  •
  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by such entity or person.

NASDAQ Global Market Listing

We have applied to have our common stock approved for listing on the NASDAQ Global Market under the symbol "XTNT."

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, Inc. Its address is 350 Indiana Street, Suite 800, Golden, Colorado 80401 and its telephone number is (303) 262-0600.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, we will have 22,796,308 shares of our common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of any options outstanding as of December 31, 2006. Of these outstanding shares, the 4,700,000 shares sold in this offering will be freely tradable, except that any shares held by our "affiliates" as that term is defined in Rule 144 promulgated under the Securities Act may only be sold in compliance with the limitations described below. The remaining 18,096,308 shares of our common stock will continue to be deemed "restricted securities" as defined under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, both of which are summarized below. In addition, all of our stockholders have entered into market stand-off agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specified exceptions, not to sell any of their stock for at least 180 days following the date of this prospectus. Subject to the provisions of Rules 144 and 701, shares will be available for sale in the public market as follows:

  •
  Beginning on the effective date of the registration statement, the 4,700,000 shares sold in this offering will be immediately available for sale in the public market.

  •
  Based on the number of shares outstanding as of December 31, 2006, after 180 days following the effective date of the registration statement, 18,096,308 shares will become eligible for sale in the public market assuming such shares have been released from any repurchase right we may hold, of which 1,403,475 shares will be freely tradable under Rule 144(k) and 16,692,833 shares will be held by affiliates and other stockholders subject to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements

All of our directors and officers and substantially all of our securityholders are subject to lock-up agreements or market standoff provisions that prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to such common stock, option or warrant for a period of at least 180 days following the date of this prospectus without the prior written consent of Piper Jaffray & Co. or, in limited circumstances, us.

After the 180-day lock up period, these shares may be sold, subject to applicable securities laws. Notwithstanding the foregoing, for the purpose of allowing the underwriters to comply with the NASD Rule 2711(f)(4), if, under certain circumstances, we release earnings results or material news or make certain announcements that we will release earnings results, or a material event relating to us occurs, then the 180-day lock-up period will be extended until 18 days following the date of release of the earnings results or the occurrence of the material news or material event, as applicable. See "Underwriting."

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this offering, a person, or group of persons whose shares are required to be aggregated, including an affiliate of XTENT, who has beneficially owned shares for at least one year, is entitled to sell within any three-month period, a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock, or the average weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of the sale is filed. In addition, a person who is not deemed to have been an affiliate at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell those shares under Rule 144(k) without regard to the requirements described above. When a person acquires shares from one of our affiliates, that person's holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate. However, any such shares that are eligible for sale under Rule 144 are subject to the lock-up agreements described above and will only become eligible for sale upon the expiration or waiver of those agreements.

Rule 701

In general, under Rule 701 of the Securities Act, an employee, officer, director, consultant or advisor who purchased shares from us in connection with a compensatory stock or option plan or other written agreement in compliance with Rule 701 is eligible, 90 days after the issuer becomes subject to the reporting requirements of the Exchange Act, to resell those shares in reliance on Rule 144, but without compliance with certain restrictions, including the holding period contained in Rule 144. However, the shares issued pursuant to Rule 701 are subject to the lock-up agreements described above and will only become eligible for sale upon the expiration or waiver of those agreements.

Registration of Shares Issued Pursuant to Benefits Plans

We intend to file registration statements under the Securities Act as promptly as possible after the effective date of this offering to register shares to be issued pursuant to our employee benefit plans. As a result, any options or rights exercised under our 2002 Stock Plan, our 2006 Equity Incentive Plan, our 2006 Employee Stock Purchase Plan or any other benefit plan after the effectiveness of the registration statements will also be freely tradable in the public market, subject to the market stand-off and lock-up agreements discussed above. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144. As of December 31, 2006, there were outstanding options under our benefit plans for the purchase of 1,876,429 shares of common stock, with a weighted-average exercise price of $3.11.

Registration Rights

Pursuant to the terms of our amended and restated investors rights agreement, and based on shares outstanding as of December 31, 2006, holders of approximately 14,744,196 shares of common stock or their transferees, have registration rights with respect to those shares of common stock. For a discussion of these rights please see "Description of Capital Stock—Registration Rights." After such shares are registered, they will be freely tradable without restriction under the Securities Act.

UNDERWRITING

The underwriters named below have agreed to buy, subject to the terms of the purchase agreement, the number of shares listed opposite their names below. Piper Jaffray & Co. is acting as book-running manager for this offering and, together with Cowen and Company, LLC, Lazard Capital Markets LLC and RBC Capital Markets Corporation, is acting as representative of the underwriters. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.

Underwriters	Number of Shares
Piper Jaffray & Co.
Cowen and Company, LLC
Lazard Capital Markets LLC
RBC Capital Markets Corporation

Total	4,700,000

The underwriters have advised us that they propose to offer the shares to the public at $             per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $             per share. The underwriters may allow and the dealers may re-allow a concession of not more than $             per share on sales to certain other brokers and dealers. After this offering, these figures may be changed by the underwriters.

At our request, the underwriters have reserved a number of shares that will not exceed 5% of the shares of common stock to be sold in this offering for sale at the initial public offering price to directors, employees and persons having business relationships with or otherwise related to us. The number of shares of common stock available for sale to the general public will be reduced to the extent that such individuals purchase all or a portion of these reserved shares. Any reserved shares which are not purchased will be offered by the underwriters to the general public on the same basis as the shares of common stock offered hereby.

We have granted to the underwriters an option to purchase up to an additional 705,000 shares of common stock from us at the same price to the public, and with the same underwriting discount, as set forth above. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

We estimate that the total fees and expenses payable by us, excluding underwriting discounts and commissions, will be approximately $2.2 million. The following table shows the underwriting fees to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have informed us that neither they, nor any other underwriter participating in the distribution of this offering, will make sales of the common stock offered by this prospectus to accounts over which they exercise discretionary authority without the prior specific written approval of the customer.

All of our directors, executive officers and substantially all of the holders of outstanding shares and stock options are subject to lock-up agreements that prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to such common stock, option or warrant for a period of at least 180 days following the date of this prospectus without the prior written consent of Piper Jaffray & Co. The lock-up provisions do not prevent securityholders from transferring their shares or other securities as gifts, by will or intestate succession to members of their immediate family or to a trust for the benefit of members of their immediate family, or as a distribution to general or limited partners, members (in the case of a limited liability company) or stockholders of the securityholder, provided in each case, that the transferee of such securities agrees to be locked-up to the same extent as the securityholder from whom they received the shares.

In addition, we are subject to a lock-up agreement that prohibits us from offering for sale, selling, contracting to sell, granting any option for the sale of, pledging, transferring, establishing an open put equivalent position or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to such common stock, option or warrant for a period of at least 180 days following the date of this prospectus without the prior written consent of Piper Jaffray & Co.

The 180-day lock-up period in all of the lock-up agreements is subject to extension if (i) during the last 17 days of the lock-up period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions imposed in these lock-up agreements shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless Piper Jaffray & Co. waives the extension in writing.

We have applied to have our common stock approved for listing on the NASDAQ Global Market under the symbol "XTNT."

Prior to this offering, there has been no established trading market for our common stock. The initial public offering price for the shares of common stock offered by this prospectus will be negotiated by us and the underwriters. The factors to be considered in determining the initial public offering price include:

  •
  the history of and the prospects for the industry in which we compete;

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  our past and present operations;

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  our historical results of operations;

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  our prospects for future earnings;

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  the recent market prices of securities of generally comparable companies; and

  •
  the general condition of the securities markets at the time of this offering and other relevant factors.

The initial public offering price of our common stock may not correspond to the price at which the common stock will trade in the public market subsequent to this offering, and an active public market for the common stock may never develop or, if it does develop, may not continue after this offering.

To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after this offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than we have sold to them. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of common stock previously distributed in this offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

Some underwriters and selling group members may also engage in passive market making transactions in our common stock. Passive market making consists of displaying bids on the NASDAQ Global Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates may in the future engage in commercial banking or investment banking transactions with us and our affiliates.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF COMMON STOCK

This section summarizes certain material U.S. federal income and estate tax considerations relating to the ownership and disposition of our common stock. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, possibly with retroactive effect, or the Internal Revenue Service, or IRS, might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of our common stock could differ from those described below. For purposes of this summary, a "non-U.S. holder" is any holder that is not, for U.S. federal income tax purposes, any of the following:

  •
  an individual citizen or resident of the United States;

  •
  a corporation organized under the laws of the United States or any state;

  •
  a trust that is (i) subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of source.

If a partner or other flow-through entity is the owner of our common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Accordingly, partnerships and flow-through entities that hold our common stock and partners or owners of such partnerships or entities, as applicable, should consult their own tax advisors.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions as of the date of this prospectus. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. In addition, the summary does not represent a detailed description of the U.S. federal income and estate tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, "controlled foreign corporation," "passive foreign investment company," bank, insurance company or other financial institution, dealer or trader in securities, a person who holds our common stock as a position in a hedging transaction, straddle or conversion transaction, or other person subject to special tax treatment). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary. Finally, the summary does not describe the effects of any applicable foreign, state, or local laws.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS AND TAX TREATIES.

Dividends

Any dividend paid to a non-U.S. holder in respect of our common stock generally will be subject to U.S. withholding tax at a 30 percent rate. The withholding tax might apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-U.S. holder's country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying its nonresident status. A non-U.S. holder can meet this certification requirement by providing a Form W-8BEN or other applicable form to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder's behalf, the holder will be required to provide appropriate documentation to the agent. The holder's agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flow-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners' or other owners' documentation to us or our paying agent. Special rules, described below, apply if a dividend is effectively connected with a U.S. trade or business conducted by the non-U.S. holder. A non-U.S. holder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty generally may obtain a refund of any excess amounts withheld from the Internal Revenue Service by filing an appropriate claim for refund with the Internal Revenue Service.

Sale of Common Stock

Non-U.S. holders generally will not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of our common stock. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

  •
  the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business or, if a treaty applies, is attributable to a permanent establishment of the non-U.S. holder in the United States, in which case the special rules described below apply;

  •
  the non-U.S. holder is an individual who holds our common stock as a capital asset and who is present in the United States for 183 days or more in the taxable year of the sale, exchange, or other disposition, and certain other requirements are met;

  •
  the non-U.S. holder was a citizen or resident of the United States and thus is subject to special rules that apply to expatriates; or

  •
  the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA (described below), treat the gain as effectively connected with a U.S. trade or business.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and if such non-U.S. holder is a corporation, it may also be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States.

The FIRPTA rules may apply to a sale, exchange or other disposition of our common stock if we are, or were within five years before the transaction, a "U.S. real property holding corporation," or USRPHC. In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. We do not believe that we are a USRPHC or that we will become one in the future. Even if we become a USRPHC, if our common stock is regularly traded on an established securities market, however, such common stock will be treated as United States real property interests only if the

non-U.S. holder actually or constructively held more than five percent of such regularly traded common stock.

Dividends or Gain Effectively Connected With a U.S. Trade or Business

If any dividend on our common stock, or gain from the sale, exchange or other disposition of our common stock, is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the dividend or gain will be subject to U.S. federal income tax at the regular graduated rates. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder's country of residence, any "effectively connected" dividend or gain would generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business will not be subject to the 30% withholding tax. To claim exemption from withholding, the holder must certify its qualification, which may be done by providing a Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a "branch profits tax." The branch profits tax rate is generally 30%, although an applicable income tax treaty might provide for a lower rate.

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent's country of residence.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by "backup withholding" rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to provide his taxpayer identification number to the payor, furnishes an incorrect identification number, or repeatedly fails to report interest or dividends on his returns. The withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments to non-U.S. holders of dividends on our common stock will generally not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of our common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code or such holder otherwise establishes an exemption. Some of the common means of certifying nonresident status are described under "—Dividends." We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Any amounts withheld from a payment to a holder of our common stock under the backup withholding rules generally may be credited against any U.S. federal income tax liability of the holder.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon for us by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. Certain members of, and investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati, P.C. own or control approximately 1% of the shares of our common stock, assuming that all outstanding convertible preferred stock has been converted into common stock. Latham & Watkins LLP is counsel for the underwriters in connection with this offering.

EXPERTS

The financial statements as of December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005, included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC's web site at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

XTENT, INC.
INDEX TO FINANCIAL STATEMENTS

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Xtent, Inc.
(a development stage company)

The stock split transaction described in Note 12 to the financial statements has not been consummated at January 10, 2007. When it has been consummated, we will be in a position to furnish the following report:

  "In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of XTENT, Inc. (a development stage company) at December 31, 2004 and December 31, 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 and, cumulatively for the period from June 13, 2002 (inception) to December 31, 2005 (not separately presented), in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion."

/s/  PRICEWATERHOUSECOOPERS LLP

San Jose, California
August 4, 2006, except for Note 12,
as to which the date is January 10, 2007

XTENT, INC.
(a development stage company)

BALANCE SHEETS

				Proforma Stockholders' Equity at September 30, 2006
	December 31,
			September 30, 2006
	2004	2005
			(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$4,760,512	$6,564,079	$30,294,630
Restricted cash	—	—	150,000
Prepaid expenses and other current assets	37,452	170,457	191,461

Total current assets	4,797,964	6,734,536	30,636,091
Property and equipment, net	1,338,029	1,775,197	2,168,434
Restricted cash	—	150,000	—
Deferred IPO related costs	—	—	878,305
Other non-current assets	—	14,787	22,853

Total assets	$6,135,993	$8,674,520	$33,705,683

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$249,449	$412,585	$900,520
Accrued liabilities	405,744	733,980	1,674,791

Total current liabilities	655,193	1,146,565	2,575,311

Commitments and Contingencies (note 5)
Redeemable convertible preferred stock: (note 6)
$0.001 par value; 6,737,500, 11,537,500 and 14,873,452 shares authorized at December 31, 2004, December 31, 2005 and September 30, 2006 (unaudited), respectively, and 6,688,546, 9,565,323 and 14,744,196 shares issued and outstanding at December 31, 2004, December 31, 2005, and September 30, 2006 (unaudited), respectively, and no shares pro forma (unaudited) (Liquidation preference: $20,506,957, $36,099,121 and $75,898,993 at December 31,2004, December 31, 2005 and September 30, 2006, respectively)	20,405,629	35,900,277	75,592,533

Stockholders Equity (Deficit):
Common stock: $0.001 par value
10,262,500 shares authorized at December 31, 2004 and 26,000,000 authorized at December 31, 2005 and 24,700,000 authorized at September 30, 2006 (unaudited); 1,822,398 and 2,982,926 shares issued and outstanding at December 31, 2004 and 2005 respectively; 3,343,002 shares issued and outstanding at September 30, 2006 (unaudited) and 18,087,198 shares issued and outstanding proforma (unaudited)	1,822	2,983	3,343	$18,087
Additional paid-in capital	65,231	1,692,710	3,181,893	78,759,682
Deferred Stock-based Compensation	—	(1,046,576)	(747,160)	(747,160)
Deficit accumulated during development stage	(14,991,882)	(29,021,439)	(46,900,237)	(46,900,237)

Total stockholders equity (deficit)	(14,924,829)	(28,372,322)	(44,462,161)	$31,130,372

Total liabilities, redeemable convertible preferred stock and stockholders equity (deficit)	$6,135,993	$8,674,520	$33,705,683

The accompanying notes are an integral part of these financial statements

XTENT, INC.
(a development stage company)

STATEMENTS OF OPERATIONS

						Cumulative Period from June 13, 2002 (Date of Inception) to September 30, 2006
	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
				(unaudited)	(unaudited)	(unaudited)
Operating expenses:
Research and development	$3,353,211	$7,117,770	$12,139,517	$8,956,789	$13,402,921	$38,006,410
General and administrative	760,160	1,883,094	2,213,852	1,562,972	5,277,153	10,292,784

Total operating expenses	4,113,371	9,000,864	14,353,369	10,519,761	18,680,074	48,299,194

Loss from operations	(4,113,371)	(9,000,864)	(14,353,369)	(10,519,761)	(18,680,074)	(48,299,194)
Other income (expense):
Interest income	138,484	110,351	323,812	254,814	801,276	1,401,238
Interest expense	(1,838)	(209)	—	—	—	(2,281)

Net loss	(3,976,725)	(8,890,722)	(14,029,557)	(10,264,947)	(17,878,798)	(46,900,237)
Deemed dividend related to beneficial conversion feature of redeemable convertible preferred stock	—	—	—	—	(13,095,427)	(13,095,427)

Net loss attributable to common stockholders	$(3,976,725)	$(8,890,722)	$(14,029,557)	$(10,264,947)	$(30,974,225)	$(59,995,664)

Net loss per share attributable to common stockholders—basic and diluted	$(2.34)	$(5.00)	$(6.84)	$(4.97)	$(11.65)

Weighted-average common shares outstanding	1,701,788	1,778,528	2,052,080	2,066,849	2,657,852

Pro forma net loss per share—basic and diluted (unaudited) (note 2)			$(1.24)		$(1.98)

Pro forma weighted-average shares outstanding—basic and diluted (unaudited) (note 2)			11,302,140		15,670,412

The accompanying notes are an integral part of these financial statements

XTENT, INC.
(a development stage company)

STATEMENTS OF STOCKHOLDERS DEFICIT

					Deficit Accumulated During the Development Stage
	Common Stock
			Additional Paid-in Capital	Deferred Stock-Based Compensation		Total Stockholders' (Deficit)
	Shares	Amount
Inception:
Issuance of common stock to founders at $0.002 per share in exchange for cash	1,624,998	$1,625	$1,625	$—	$—	$3,250
Exercise of stock options for cash at $0.002 per share	62,500	62	63	—	—	125
Stock based compensation for non employees			2,881			2,881
Net loss			—		(2,124,435)	(2,124,435)

Balance at December 31, 2002	1,687,498	1,687	4,569	—	(2,124,435)	(2,118,179)
Issuance of common stock for services received in July 2003	15,000	15	5,685	—	—	5,700
Stock-based compensation for non-employees	—	—	6,334	—	—	6,334
Exercise of stock options for cash at $0.20 per share	10,000	10	1,990	—	—	2,000
Net loss					(3,976,725)	(3,976,725)

Balance at December 31, 2003	1,712,498	1,712	18,578	—	(6,101,160)	(6,080,870)
Issuance of common stock for services received in May 2004	100,000	100	39,900	—	—	40,000
Exercise of stock options for cash at $0.20 and $0.40 per share	9,900	10	2,055	—	—	2,065
Stock-based compensation for non-employees	—	—	4,698	—	—	4,698
Net loss					(8,890,722)	(8,890,722)

Balance at December 31, 2004	1,822,398	1,822	65,231	—	(14,991,882)	(14,924,829)
Exercise of stock options for cash at $0.20 and $0.40 per share	1,160,528	1,161	201,787	—	—	202,948
Deferred stock based compensation	—	—	1,272,244	(1,272,244)	—	—
Amortization of deferred stock-based compensation	—	—	—	225,668	—	225,668
Stock-based compensation for non-employees	—	—	153,448	—	—	153,448
Net Loss					(14,029,557)	(14,029,557)

Balance at December 31, 2005	2,982,926	2,983	1,692,710	(1,046,576)	(29,021,439)	(28,372,322)
Issuance of common stock for services	15,000	15	184,785			184,800
Exercise of stock options for cash at $0.20, $0.40, $0.54 and $1.50 per share (unaudited)	345,076	345	72,616			72,961
Vesting of restricted common stock from early exercises (unaudited)	—	—	103,268			103,268
Amortization of deferred stock-based compensation (unaudited)	—	—	—	228,905	—	228,905
Reversal of deferred stock-based compensation (unaudited)			(70,511)	70,511		—
Stock based compensation for non-employees (unaudited)	—	—	407,095	—	—	407,095
Employee stock-based compensation under SFAS No. 123R (unaudited)	—	—	791,930	—	—	791,930
Beneficial conversion feature on issuance of Series C & D redeemable convertible preferred stock (unaudited)	—	—	13,095,427	—	—	13,095,427
Deemed dividend related to Beneficial conversion feature on the issuance of Series C & D redeemable convertible preferred stock (unaudited)	—	—	(13,095,427)	—	—	(13,095,427)
Net Loss (unaudited)	—	—	—	—	(17,878,798)	(17,878,798)

Balance at September 30, 2006 (unaudited)	3,343,002	$3,343	$3,181,893	$(747,160)	$(46,900,237)	$(44,462,161)

The accompanying notes are an integral part of these financial statements

XTENT, INC.
(a development stage company)

STATEMENTS OF CASH FLOWS

						Cumulative Period from June 13, 2002 (Date of Inception) to September 30, 2006
	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
				(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss	$(3,976,725)	$(8,890,722)	$(14,029,557)	$(10,264,947)	$(17,878,798)	$(46,900,237)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	59,084	262,695	464,944	332,215	539,508	1,331,045
Stock based compensation expense	12,034	44,698	379,116	243,997	1,427,930	1,866,659
Loss on disposal of property and equipment	—	26,240	45,338	719	10,356	81,933
Prepaid expenses and other current assets	(48,024)	42,048	(147,792)	(88,886)	(29,070)	(214,314)
Accounts payable	73,636	108,007	163,136	(83,665)	487,935	900,520
Accrued liabilities	137,988	218,038	92,454	377,169	529,329	1,160,043

Net cash used in operating activities	(3,742,007)	(8,188,996)	(13,032,361)	(9,483,398)	(14,912,810)	(41,774,351)

Cash flows from investing activities:
Purchase of property and equipment	(555,889)	(1,048,877)	(963,194)	(648,306)	(945,850)	(3,576,556)
Restricted cash	—	—	(150,000)	(150,000)	—	(150,000)
Proceeds from sale of property and equipment	—	—	15,744	15,744	2,750	18,494

Net cash used in investing activities	(555,889)	(1,048,877)	(1,097,450)	(782,562)	(943,100)	(3,708,062)

Cash flows from financing activities:
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	15,187,629	—	15,494,648	15,494,648	39,692,256	75,592,533
Deferred IPO related costs	—	—	—	—	(556,335)	(556,335)
Principal payments on capital lease obligations	(15,249)	(6,911)	—	—	—	(23,350)
Proceeds from issuance of common stock	2,000	2,065	438,730	438,478	450,540	764,195

Net cash provided by (used in) financing activities	15,174,380	(4,846)	15,933,378	15,933,126	39,586,461	75,777,043

Net increase (decrease) in cash and cash equivalents	10,876,484	(9,242,719)	1,803,567	5,667,166	23,730,551	30,294,630
Cash and cash equivalents at beginning of period	3,126,747	14,003,231	4,760,512	4,760,512	6,564,079	—

Cash and cash equivalents at end of period	$14,003,231	$4,760,512	$6,564,079	$10,427,678	$30,294,630	$30,294,630

Supplemental disclosures of cash flow information:
Interest paid	$—	$—	$—	$—	$—	$234

Supplemental disclosure of noncash investing and financing activities:
Deferred stock based compensation, net of cancellations	$—	$—	$1,272,244	$1,065,954	$(70,511)	$1,201,733

Dividend related to beneficial conversion feature of redeemable convertible preferred stock	$—	$—	$—	$—	$(13,095,427)	$(13,095,427)

Equipment acquired under capital leases	$—	$—	$—	$—	$—	$(23,350)

The accompanying notes are an integral part of these financial statements

XTENT, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS

1. Description of Business

The Company

XTENT, Inc. (the "Company"), was incorporated in the state of Delaware on June 13, 2002 (Inception), and is focused on developing and commercializing innovative drug eluting stent systems for the treatment of coronary artery disease. The Company is in the development stage and since inception has devoted substantially all of its time and efforts to developing products, raising capital and recruiting personnel.

The Company has incurred net operating losses each year since inception. At September 30, 2006, the Company had an accumulated deficit of $46.9 million. The Company has not achieved positive cash flows from operations for each of the last three fiscal years. In May and June 2006, the Company completed a Series D redeemable convertible preferred stock financing and raised approximately $30.0 million in cash. In order to continue its operations, the Company must achieve profitable operations, obtain additional debt financing or sell additional shares of its equity accounts. There can be no assurance that the Company will be able to obtain additional debt or equity financing on terms acceptable to the Company, or at all. The failure of the Company to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on the Company's business, results of operations and financial conditions.

Management is currently working toward its objective of realizing profitability by successfully obtaining regulatory approval of its products in the United States and Europe. The failure of the Company to obtain approval of its products by regulatory authorities could have a material adverse effect on the Company's business, results of operations, future cash flows and financial condition.

2. Summary of Significant Accounting Policies

Unaudited Interim Financial Statements

The financial statements as of September 30, 2006, and for the nine months ended September 30, 2005 and 2006 are unaudited. All disclosures as of September 30, 2006, and for the nine months ended September 30, 2005, and 2006, presented in the notes to the financial statements are unaudited. In the opinion of management, all adjustments (which include only normal recurring adjustments) considered necessary to state fairly the financial condition as of September 30, 2006, and results of operations and cash flows for the nine months ended September 30, 2005 and 2006, have been made. The results of operations for the nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2006.

Unaudited Pro Forma Information

The unaudited pro forma balance sheet data as of September 30, 2006 gives effect to the conversion of all outstanding shares of the Company's Series A, B, C and D redeemable convertible preferred stock into an aggregate of 14,744,196 shares of common stock upon completion of the Company's initial public offering.

Pro forma net loss per share is computed using the weighted-average number of common shares outstanding including the pro forma effects of the items in the foregoing paragraph effective upon the assumed closing of the Company's proposed initial public offering as if they had occurred at the beginning of the period, or the original issuance date, if later.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements or the original issuance date, if later, and reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company deposits cash and cash equivalents with high credit quality financial institutions.

Restricted Cash

In May 2005, the Company was assigned rights to a patent application submitted by Cardiosafe, Ltd. Pursuant to the assignment agreement, the Company established an escrow account in the amount of $150,000. Cardiosafe is to be paid $100,000 upon issuance of the patent by the U.S. or European patent office while the remaining $50,000 is to be paid to Cardiosafe if a patent is issued in the United States or the European Union, upon the earlier of the Company's grant of a CE Mark in the European Union, premarket approval, or PMA, from the U.S. Food and Drug Administration or the last day of the first calendar quarter of 2007. As of December 31, 2005 and September 30, 2006, the Company had paid neither amount to Cardiosafe and the amount remaining in escrow is included in restricted cash on the accompanying balance sheets.

Concentration of Credit Risk

The Company's financial instruments that are exposed to concentration of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash and cash equivalents in bank accounts which at times exceed federally insured limits. The Company has not recognized any losses from credit risks on such accounts during any of the periods presented. The Company believes it is not exposed to significant credit risk from its cash and cash equivalents.

Risks and Uncertainties

The Company is subject to risks common to companies in the development stage including, but not limited to, development of new products, development of markets and distribution channels, dependence on key personnel and the ability to obtain additional capital as needed to fund its product plans and operations. The Company expects to continue to incur losses and have negative cash flows from operations in the foreseeable future as it engages in the development and clinical trial activities for its products.

The Company has a limited operating history and has yet to generate any revenues from customers. To date, the Company has been funded by private equity financings. The Company may be required to raise additional funds through public or private financings, strategic relationships, or other arrangements and cannot assure that the funding will be available on attractive terms. Additional equity funding may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Failure to raise capital as and when needed could have a negative impact on the Company's financial condition and business strategy.

The Company is aware of U.S. and foreign issued patents and pending patent applications owned by third parties with patent claims in areas that are the focus of the Company's product development efforts. The Company is aware of patents owned by third parties, to which the Company does not have licenses, that relate to, among other things, stent structure, catheters used to deliver stents and the stent manufacturing process.

The Company is wholly dependent on a sole vendor for the development, manufacture and supply of the drug coating placed on the Company's stents and any delay or failure to adequately develop or supply the drug coating by this vendor or the submission of a drug master file, or DMF, to regulatory authorities could delay the Company's clinical trials or prevent or delay commercialization of the Company's product.

Based on the prolific litigation that has occurred in the stent industry and the fact that the Company may pose a competitive threat to some large and well-capitalized companies who own or control patents relating to stents and their use, manufacture and delivery, one or more third parties may assert a patent infringement claim against the Company based on one or more of these patents. A number of these patents are owned by very large and well-capitalized companies that are active participants in the stent market. Because patent applications can take many years to issue, there may be currently pending applications, unknown to the Company, which may later result in issued patents that pose a material risk to the Company.

Before marketing and selling the Company's products, the Company must successfully complete pre-clinical studies and clinical trials that demonstrate that its products are safe and effective. Product development, including pre-clinical studies and clinical testing, is a long, expensive and uncertain process and is subject to delays. It may take the Company several years to complete its testing, if the Company completes it at all, and the Company's clinical trials may fail at any stage. Furthermore, data obtained from any clinical trial may be inadequate to support a PMA application.

Segment Information

The Company currently operates as one business segment focusing on the development and commercialization of innovative drug eluting stent systems for the treatment of coronary artery disease. The Company is not organized by market and is managed and operated as one business. A single management team reports to the chief operating decision maker who comprehensively manages the entire business. The Company does not operate any separate lines of business or separate business entities with respect to its products. Accordingly, the Company does not accumulate discrete financial information with respect to separate product lines and does not have separately reportable segments.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, accounts payable, and accrued liabilities approximate the fair value based on the liquidity of these financial instruments.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation, subject to review of impairment. Depreciation and amortization is generally calculated using the straight-line method over the estimated useful lives of the related assets ranging from two to five years. Leasehold improvements and assets acquired under capital leases are amortized on a straight-line basis over the term of the lease, or the useful life of the assets, whichever is shorter. Costs associated with maintenance and repairs are charged to expense as incurred, and improvements are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in the statement of operations in the period realized.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets for indicators of possible impairment by comparison of the carrying amounts to future net undiscounted cash flows expected to be generated by such assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset's fair value or discounted estimates of future cash flows.

Research and Development

Research and development expenses consist of costs incurred to further the Company's research and development activities and include salaries and related employee benefits, costs associated with clinical trials, non-clinical activities, regulatory activities, research-related overhead expenses and fees paid to external service providers and contract research organizations which conduct certain research and development activities on behalf of the Company. Costs incurred in the research and development of products are charged to research and development expense as incurred.

Income Taxes

Income taxes are accounted for using the liability approach. Deferred tax assets and liabilities are determined based on the difference between financial statement and tax bases of assets and liabilities using current tax laws and rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Net Loss per Common Share

Basic and diluted net loss per common share is computed using the weighted-average number of shares of common stock outstanding during the period. Potentially dilutive securities consisting of stock options, common stock subject to repurchase and redeemable convertible preferred stock were not included in the diluted net loss per common share calculations for all periods presented because the inclusion of such shares would have had an antidilutive effect.

	Years Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
				(unaudited)	(unaudited)
Numerator:
Net loss attributable to common stockholders	$(3,976,725)	$(8,890,722)	$(14,029,557)	$(10,264,947)	$(30,974,225)

Denominator:
Weighted-average common shares outstanding	1,701,788	1,778,528	2,864,459	2,824,607	3,234,890
Weighted-average unvested common shares subject to repurchase	—	—	(812,379)	(757,758)	(577,038)

Weighted-average number of common shares outstanding used in computing basic and diluted net loss per common share	1,701,788	1,778,528	2,052,080	2,066,849	2,657,852

Basic and diluted net loss per common share	$(2.34)	$(5.00)	$(6.84)	$(4.97)	$(11.65)

Unaudited Pro Forma
Numerator:
Net loss attributable to common stockholders			$(14,029,557)		$(30,974,225)

Denominator:
Weighted-avg common shares outstanding used in computing basic and diluted net loss per common share (above)			2,052,080		2,657,852
Adjustment to reflect the weighted-average effect of the assumed conversion of redeemable convertible preferred stock			9,250,060		13,012,560

Pro forma weighted average common shares outstanding basic and diluted			11,302,140		15,670,412

Pro forma basic and diluted net loss per common share			$(1.24)		$(1.98)

 The following redeemable convertible preferred stock and stock options were excluded from the computation of diluted net loss per common share for the periods presented because including them would have an antidilutive effect:

	Years Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
				(unaudited)	(unaudited)
Redeemable convertible preferred stock	6,688,546	6,688,546	9,565,323	9,565,323	14,744,196
Options to purchase common Stock	599,000	1,731,235	1,124,690	1,163,869	1,838,883
Common stock subject to repurchase	—	—	601,304	677,996	483,101

Stock-Based Compensation

The Company maintains performance incentive plans under which incentive and non-qualified stock options are granted primarily to employees and non-employee consultants. Prior to January 1, 2006, the Company accounted for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations, to account for stock options granted to employees. Under APB 25, stock-based compensation expense is recognized over the vesting period of the option to the extent that the fair value of the stock exceeds the exercise price of the stock option at the date of the grant.

In December 2004, the Financial Accounting Standards Board ("FASB") issued a revision of SFAS 123. The revision is referred to as SFAS 123(R), Share-based Payment ("SFAS 123(R)"), which supersedes APB 25 and requires companies to expense stock-based compensation using a fair-value based method for costs related to share-based payments, including stock options and stock issued under the Company's employee plans. The deferred compensation amount calculated under the fair-value method will then be recognized over the respective requisite period of the stock option, which is generally the vesting period.

Effective January 1, 2006, the Company adopted SFAS 123(R), requiring measurement of the cost of employee services received in exchange for all equity awards granted based on the fair market value of the award on the grant date. Under this standard, the fair value of each employee stock option is estimated on the date of grant using an options pricing model. The Company currently uses the Black Scholes valuation model to estimate the fair value of their share-based payments. The model requires management to make a number of assumptions including expected volatility, expected life, risk-free interest rate and expected dividends. Given the Company's limited history, the Company used comparable companies to determine volatility. The expected life of the options for 2002 through 2004 was based on the vesting period of the options and beginning in 2005 is based on the average period the stock options are expected to remain outstanding based on the options vesting term, contractual terms, and industry peers as the Company did not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. The risk-free interest rate assumption is based on published interest rates for U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of grant appropriate for the terms of the Company's stock options. The dividend yield assumption is based on the Company's history and expectation of dividend payouts.

Stock-based compensation expense recognized in the Company's financial statements starting on January 1, 2006 and thereafter is based on awards that are expected to vest. These amounts have been reduced by using an estimated forfeiture rate. Forfeitures are required to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company will evaluate the assumptions used to value stock awards on a quarterly basis.

To the extent that the Company grants additional equity securities to employees, the stock-based compensation expense will be increased by the additional compensation resulting from those additional grants and assumptions.

Pro forma information regarding net loss for 2003, 2004, 2005 and the nine months ended September 30, 2005 is required by SFAS 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value of these options was estimated using the minimum value method at the dates of grant with the following assumptions:

	Year ended December 31,			Nine Months Ended September 30, 2005
	2003	2004	2005
				(unaudited)
Risk-free interest rate	1.79% to 3.20%	2.52% to 3.67%	3.83% to 4.46%	3.74% to 4.17%
Expected dividend yield	0%	0%	0%	0%
Estimated life (in years)	4.00	4.00	6.25	6.25
Weighted-average fair value of options granted per share	$0.34	$0.40	$2.50	$2.24

Based on those assumptions the Company's net loss would have been as indicated in the pro forma amounts below:

					Cumulative Period from June 13, 2002 (date of inception) to December 31, 2005
	Years Ended December 31,			Nine Months Ended September 30, 2005
	2003	2004	2005
				(unaudited)
Net loss attributable to common stock holders:
As reported	$(3,976,725)	$(8,890,722)	$(14,029,557)	$(10,264,947)	$(29,021,439)
Add: Employee stock-based compensation based on intrinsic value method included in reported net loss	—	—	225,668	148,810	225,668
Deduct: Employeee stock-based compensation determined under fair-value based method	(2,069)	(11,581)	(260,150)	(168,266)	(273,800)

Pro forma net loss attributable to common stockholders	$(3,978,794)	$(8,902,303)	$(14,064,039)	$(10,284,403)	$(29,069,571)

Net loss attributable to common stockholders per common share, basic and diluted:
As reported	$(2.34)	$(5.00)	$(6.84)	$(4.97)

Pro forma	$(2.34)	$(5.01)	$(6.85)	$(4.98)

Pro forma disclosures for the nine months ended September 30, 2006 are not presented because stock-based compensation was accounted for under SFAS 123(R)'s fair-value method during this period (see note 8).

Beneficial Conversion Feature

When the Company issues equity securities which are convertible into common stock at a discount from the common fair value at the commitment date, the difference between the fair value of the common stock and the conversion price multiplied by the number of shares issuable upon conversion is recognized as a beneficial conversion feature. The beneficial conversion feature is presented as a deemed dividend to the related security holders with an offsetting amount to additional paid in capital and will be amortized over the period from the issue date to the first conversion date. Since the equity securities are immediately convertible into common stock by the holder at any time, the Company recorded and immediately amortized a beneficial conversion charge (deemed dividend) of approximately $13.1 million in connection with its Series C and D redeemable convertible preferred stock financings in January 2006, and May and June 2006, respectively.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS 123(R), which is a revision of SFAS 123. This statement supercedes APB 25, and amends FASB Statement No. 95, Statement of Cash Flows. SFAS 123(R) requires all share-based payments, including stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company has adopted SFAS 123(R) using the prospective transition method beginning on January 1, 2006. Under the prospective transition method, the Company will continue to account for stock options outstanding as of December 31, 2005 using the accounting principles originally applied to those options. For stock options and awards granted subsequent to December 31, 2005, the Company will calculate compensation expense based on the grant date fair value estimated in accordance with SFAS 123(R). The Company accounted for share-based payments awarded to employees through December 31, 2005 using APB 25's intrinsic value method. The adoption of SFAS 123(R)'s fair value method resulted in a non-cash charge of $791,930 (unaudited) for the nine months ended September 30, 2006.

In May 2005, the FASB issued Statement of Financial Accounting Standards No.154, Accounting Changes and Error Corrections—A replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"). SFAS 154 primarily requires retrospective application to prior periods' financial statements for the direct effects of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and early adoption is permitted. The Company has evaluated the impact of the adoption of SFAS 154, and does not believe the impact will be material to the Company's overall results of operations or financial position in 2006.

In September 2005, the Emerging Issues Task Force (the "Task Force") issued EITF Statement 05-6, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination ("EITF 05-6"). The Task Force reached a consensus that leasehold improvements acquired in a business combination or that are placed in service significantly after, and not contemplated at or near the beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewal periods that are deemed to be reasonably assured at the date the leasehold improvements are purchased. EITF 05-6 applies to leasehold improvements that are purchased or acquired in reporting periods beginning after September 29, 2005. The adoption of the provisions of EITF 05-6 did not have a material impact on the Company's financial position and results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements ("SAB No. 108"). SAB No. 108 requires analysis of misstatements using both an income statement, or 'rollover,' approach and a balance sheet, or 'iron curtain,' approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. SAB No. 108 is effective commencing with the Company's fiscal year 2007 annual financial statements. The Company is currently assessing the potential impact that the adoption of SAB No. 108 will have on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS No. 157"), which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS No. 157 is effective commencing with the Company's fiscal year 2009 annual financial statements. The Company is currently assessing the potential impact that the adoption of SFAS No. 157 will have on its financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes: An Interpretation of FASB Statement No. 109 ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes, by defining the minimum recognition threshold a tax position is required to meet before being recognized in our financial statements. FIN No. 48 is effective commencing with the Company's fiscal year 2007 annual financial statements. The Company is currently evaluating the effect that the adoption of FIN No. 48 will have on its financial position and results of operations.

3. Property and Equipment

	December 31,
			September 30, 2006
	2004	2005
			(unaudited)
Property and equipment, net:
Computer equipment	$336,136	$339,858	$459,055
Machinery and equipment	1,103,887	1,824,309	2,476,846
Furniture and fixtures	68,024	80,575	149,290
Leasehold improvements	155,647	257,388	342,509

	1,663,694	2,502,130	3,427,700
Less: Accumulated depreciation and amortization	(325,665)	(726,933)	(1,259,266)

	$1,338,029	$1,775,197	$2,168,434

Depreciation and amortization expense for the years ended December 31, 2003, 2004 and 2005 and cumulatively, for the period from June 13, 2002 (Inception) to September 30, 2006 was $59,084, $262,695, $464,944 and $1,331,045, respectively. Depreciation and amortization expense for the nine months ended September 30, 2005 and 2006 (unaudited) was $332,215 and $539,508, respectively. Included in property and equipment at December 31, 2004 is equipment acquired under capital leases totaling $23,350 with related accumulated depreciation of $23,350. The capital lease ended in May 2004.

4. Accrued Liabilities

 Accrued liabilities consist of the following:

	December 31,
			September 30, 2006
	2004	2005
			(unaudited)
Compensation and benefits	$267,595	$339,748	$731,759
Stock option exercises subject to repurchase	—	235,782	192,779
Clinical trials	46,765	25,864	319,931
Professional fees	—	—	231,970
Accrued accounts payable	58,993	42,441	120,804
Sales taxes payable	32,391	42,145	72,558
Other accrued liabilites	—	48,000	4,990

	$405,744	$733,980	$1,674,791

5. Commitments and Contingencies

Leases

The Company leases office space with an expiration date of May 2007. Rent expense for the years ended December 31, 2003, 2004 and 2005, and cumulatively for the period from June 13, 2002 (Inception) to September 30, 2006 (unaudited) was $20,299, $166,346, $173,126, and $526,256, respectively. Rent expense for the nine months ended September 30, 2005 and 2006 (unaudited) was $125,446 and $166,485, respectively. The terms of the facility lease provide for rental payments on a monthly basis and on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense incurred but not paid.

Future minimum lease payments under noncancelable operating leases are as follows:

Year Ended December 31,	Operating Leases
2006	$223,369
2007	95,516

$318,885

Royalty and Milestone Obligations

The Company has entered into royalty agreements with two key suppliers for proprietary materials that are critical to the success of the Company's products. The terms of the agreements call for milestone payments prior to achieving sales, and quarterly royalty payments based on the greater of specified minimums or a percentage of net sales. As of December 31, 2005, future minimum royalty payments for these suppliers approximate $2.1 million in cash.

The Company also has contingent milestone payments that are payable to licensors upon the achievement of certain milestones. These payments could total up to $720,000 if all milestones are achieved.

License Agreement

In July 2006, the Company entered into a license agreement with Millimed, Inc. for certain intellectual property related to the Company's business. In consideration for this license, the Company made an initial payment of $350,000 in cash, and will issue 15,000 shares of common stock and is obligated to make a future cash payment of $200,000 contingent upon the issuance of certain patents.

Contingencies

The Company is not currently subject to any material legal proceedings. The Company may from time to time, however, become a party to various legal proceedings arising in the ordinary course of business.

Indemnification

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. The Company's exposure under these agreements is unknown because it involves claims that may be made against the Company in the future, but have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

In accordance with the Company's amended and restated certificate of incorporation (the "Restated Certificate") and bylaws, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving at the Company's request in such capacity. There have been no claims to date and the Company has a Director and Officer Insurance Policy that may enable it to recover a portion of any amounts paid for future claims.

6. Redeemable Convertible Preferred Stock

 Redeemable convertible preferred stock at December 31, 2004, December 31, 2005 and September 30, 2006, consists of the following:

		December 31, 2004
		Shares				Proceeds Net of Issuance Costs
	Original Issue Price			Carrying Amount	Liquidation Amount
Series		Authorized	Outstanding
A	$2.00	2,637,500	2,637,495	$5,241,672	$5,275,000	$5,241,672
B	3.76	4,100,000	4,051,051	15,163,957	15,231,957	15,163,957

		6,737,500	6,688,546	$20,405,629	$20,506,957	$20,405,629

		December 31, 2005
		Shares				Proceeds Net of Issuance Costs
Series	Original Issue Price			Carrying Amount	Liquidation Amount
		Authorized	Outstanding
A	$2.00	2,637,500	2,637,495	$5,241,672	$5,275,000	$5,241,672
B	3.76	4,100,000	4,051,051	15,163,957	15,231,957	15,163,957
C	5.42	4,800,000	2,876,777	15,494,648	15,592,164	15,494,648

		11,537,500	9,565,323	$35,900,277	$36,099,121	$35,900,277

		September 30, 2006 (unaudited)
		Shares				Proceeds Net of Issuance Costs
Series	Original Issue Price			Carrying Amount	Liquidation Amount
		Authorized	Outstanding
A	$2.00	2,637,500	2,637,495	$5,241,672	$5,275,000	$5,241,672
B	3.76	4,051,052	4,051,051	15,163,957	15,231,957	15,163,957
C	5.42	4,684,900	4,684,892	25,294,645	25,392,161	25,294,645
D	8.90	3,500,000	3,370,758	29,892,259	29,999,875	29,892,259

		14,873,452	14,744,196	$75,592,533	$75,898,993	$75,592,533

The holders of redeemable convertible preferred stock have various rights and preferences as follows:

Voting

Each share of Series A, B, C and D redeemable convertible preferred stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible. The redeemable convertible preferred stock generally votes together as one class with the common stock. As long as 20% of the redeemable convertible preferred stock issued remains outstanding, however, the Company must obtain approval from more than 60% of the holders of redeemable convertible preferred stock in order to alter the Restated Certificate or bylaws, change the authorized number of shares of redeemable convertible preferred stock or common stock, repurchase any shares of common stock or other shares subject to the right of repurchase by the Company, change the authorized number of Board of Directors, authorize a dividend for any class or series, create a new class of stock or effect a merger, consolidation or sale of assets where the existing stockholders retain less than 50% of the voting stock of the surviving entity or liquidate or dissolve.

Dividends

The holders of Series A, B, C and D redeemable convertible preferred stock are entitled to receive non-cumulative dividends on a pro rata basis in proportion to the dividend rates of $0.16 for Series A, $0.30 for Series B, $0.44 for Series C and $0.72 for Series D (as adjusted for stock dividends, stock splits, recapitalizations and the like), when and if declared by the Board of Directors. The holders of Series A, B, C and D redeemable convertible preferred stock will also be entitled to participate in dividends on common stock, when and if declared by the Board of Directors, based on the number of shares of common stock held on an as-if converted basis. No dividends have been paid or declared since inception through September 30, 2006.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, including a merger, acquisition or sale of assets where the beneficial owners of the Company's common stock and redeemable convertible preferred stock own less than 50% of the resulting voting power of the surviving entity, the holders of Series A, B, C and D redeemable convertible preferred stock are entitled to receive an amount of $2.00, $3.76, $5.42 and $8.90 per share, respectively, plus any declared but unpaid dividends prior to and in preference to any distribution to the holders of common stock. Thereafter, if assets remain in the Company, the holders of the Company's common stock and redeemable convertible preferred stock will receive all the remaining assets of the Company pro rata based on the number of shares of common stock (on an as-convertible to common stock basis) held by each. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of the redeemable convertible preferred stock shall be insufficient to permit the payment to such holders of the full preferential amounts, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of Series A, B, C and D redeemable convertible preferred stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

Conversion

Each share of Series A, B, C and D redeemable convertible preferred stock is convertible, on a one-to-one basis, at the option of the holder thereof, at any time, into such numbers of fully paid and non-assessable shares of common stock as is determined by dividing the conversion price applicable at the time of conversion into the original issue price. The initial conversion price per share of the Series A redeemable convertible preferred stock is $2.00, the initial conversion price per share of the Series B redeemable convertible preferred stock is $3.76, the initial conversion price per share of the Series C redeemable convertible preferred stock is $5.47 and the initial conversion price per share of the Series D redeemable convertible preferred stock is $8.90. Each share of Series A, B, C and D redeemable convertible preferred stock is convertible into common stock on a one-to-one basis. Each share of Series A, B, C and D redeemable convertible preferred stock automatically converts into the number of shares of common stock into which such shares are convertible at the then effective conversion ratio upon the earlier of: (1) the closing of a firm commitment underwritten initial public offering of common stock at a per share price of at least $18.00 per share (as adjusted for stock dividends, stock splits, recapitalizations and the like) with aggregate proceeds of at least $60.0 million or (2) the consent of the holders of 60% of redeemable convertible preferred stock.

7. Common Stock

 The Restated Certificate authorizes the Company to issue 24,700,000 shares of $0.001 par value common stock. The majority of the outstanding common stock have been issued to the founders, employees and consultants of the Company. Each share of common stock is entitled to one vote. Subject to the prior rights of all holders of redeemable convertible preferred stock, the holders of the common stock are entitled to receive dividends with the holders of redeemable convertible preferred stock, when and as declared by the Board of Directors, out of any assets of the Company legally available.

Restricted common stock

Certain common stock option holders have the right to exercise unvested options, subject to a repurchase right held by the Company to repurchase the stock, at the original exercise price, in the event of voluntary or involuntary termination of employment of the stockholder. In accordance with EITF No. 00-23, Issues Related to the Accounting for Stock Compensation under APB 25 and FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, the Company accounts for the cash received in consideration for the early exercised options as a liability. As of December 31, 2004 and 2005 and September 30, 2006 (unaudited), there were zero, 601,304 and 483,101 shares of common stock, respectively, subject to repurchase.

8. Stock Option Plans

 In July 2002, the Company adopted the 2002 Stock Option Plan (the "Plan"). The Plan provides for the granting of stock options to employees and consultants of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISO") may be granted to Company employees. Nonqualified stock options ("NSO") may be granted to Company employees and consultants. The Company has reserved 3,595,500 shares of common stock for issuance under the Plan.

Options under the Plan may be granted for periods of up to ten years and at prices not less than 85% of the fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a 10% stockholder shall not be less than 110% of the fair value of the shares on the date of grant, respectively. Certain options to key employees are exercisable immediately, but subject to repurchase by the Company. To date, options granted generally vest ratably over four years.

In August 2006, the Company adopted the 2006 Equity Incentive Plan. A total of 125,000 shares of common stock were reserved for issuance, and no options have been granted pursuant to this plan.

In August 2006, the Company adopted the 2006 Employee Stock Purchase Plan. A total of 500,000 shares of common stock have been reserved for issuance, and no shares issued, pursuant to this plan.

The Company also reserved 27,500 shares of common stock for the exercise of stand-alone options existing outside of the Plan. These shares were granted to a non-employee during 2002, and the terms are similar to the terms listed above under the Plan.

Stock option activity is as follows:

	Options Outstanding
	Shares Available for Grant	Number of Shares	Weighted- Average Exercise Price
Shares reserved at plan inception	625,000	—
Options granted	(178,000)	178,000	$0.20
Options exercised	—	(62,500)	0.20

Balances, December 31, 2002	447,000	115,500	0.20
Additional shares reserved	435,500	—
Options granted	(493,500)	493,500	0.34
Options exercised	—	(10,000)	0.20

Balances, December 31, 2003	389,000	599,000	0.32
Additional shares reserved	1,050,000	—
Options granted	(1,161,750)	1,161,750	0.40
Options exercised	—	(9,900)	0.20
Options forfeited/expired	19,615	(19,615)	0.24

Outstanding at December 31, 2004	296,865	1,731,235	0.38
Additional shares reserved	1,012,500	—
Options granted	(685,848)	685,848	0.42
Options exercised	—	(1,160,528)	0.38
Options forfeited/expired	131,865	(131,865)	0.40

Outstanding at December 31, 2005	755,382	1,124,690	0.40
Additional shares reserved (unaudited)	500,000	—
Options granted (unaudited)	(1,098,724)	1,098,724	4.37
Options exercised (unaudited)	—	(345,076)	0.39
Options forfeited/expired (unaudited)	39,455	(39,455)	0.82

Outstanding at September 30, 2006 (unaudited)	196,113	1,838,883	$2.77

 The following is a summary of the status of stock options outstanding and exercisable by exercise price:

Options Outstanding at December 31, 2004			Options Exercisable and Vested at December 31, 2004
		Weighted- Average Remaining Contractual Life (Years)
Exercise Price	Number		Number	Weighted- Average Exercise Price
$ 0.20	234,375	8.00	118,193	$0.20
0.40	1,496,860	9.38	138,079	0.40

	1,731,235	9.19	256,272	$0.30

Options Outstanding at December 31, 2005			Options Exercisable and Vested at December 31, 2005
		Weighted- Average Remaining Contractual Life (Years)
Exercise Price	Number		Number	Weighted- Average Exercise Price
$ 0.20	104,641	6.95	68,448	$0.20
0.40	882,574	8.71	279,087	0.40
0.54	137,475	9.66	4,405	0.54

	1,124,690	8.66	351,940	$0.36

Options Outstanding at September 30, 2006 (unaudited)			Options Exercisable and Vested at September 30, 2006 (unaudited)
		Weighted Average Remaining Contractual Life (Years)
Exercise Price	Number		Number	Weighted- Average Exercise Price
$ 0.20	64,850	6.08	58,283	$0.20
0.40	578,013	7.87	225,948	0.40
0.54	102,194	8.89	20,777	0.54
1.50	173,982	9.24	20,909	1.50
3.50	549,594	9.58	31,413	3.50
5.20	180,250	9.60	13,021	5.20
7.20	32,500	9.75	—	7.20
7.82	36,000	9.90	18,750	7.82
9.20	108,000	9.91	52	9.20
11.20	13,500	10.00	—	11.20

	1,838,883	8.66	389,153	$1.21

The weighted-average per share fair value of options granted during the years ending December 31, 2004 and 2005 and the nine months ended September 30, 2006 (unaudited) was $0.40, $2.50 and $9.15 per share, respectively.

Deferred Stock-Based Compensation

In May 2003, the Company determined the fair value of common stock to be $0.40 per share, upon issuance of its Series B redeemable convertible preferred stock. At December 31, 2005, the fair value of the common stock was determined to be $7.94 per share. All options granted were intended to be exercisable at a price per share not less than fair market value of the shares of the Company's stock underlying those options on their respective dates of grant. The Board of Directors determined these fair market values in good faith based on the best information available to the Board of Directors and Company's management at the time of the grant. Although the Company believes these determinations accurately reflect the historical value of the Company's common stock, management has retroactively revised the valuation of its common stock for the purpose of calculating stock-based compensation expense for all grants after December 31, 2004. The Company's progress against milestones in these areas was used to estimate the fair value of its common stock. In accordance with the requirements of APB 25, the Company has recorded deferred stock-based compensation for the difference between the exercise price of the stock options and the fair value of the Company's common stock at the date of grant. This deferred stock-based compensation is amortized to expense on a straight-line basis over the period during which the options vest, generally over four years. During the year ended December 31, 2005, the Company has recorded deferred stock-based compensation related to these stock options of $1,272,244, net of cancellations and recorded amortization of such deferred stock-based compensation of $225,668 for the year. For the nine months ended September 30, 2005 and 2006 (unaudited), the Company recorded amortization of deferred stock-based compensation in the amounts of $148,810 and $228,905, respectively.

The Company granted stock options to employees with exercise prices below the fair value on the date of grant as follows (unaudited):

Grants Made during the Quarter Ended	Number of Options Granted	Weighted- Average Exercise Price Per Share	Weighted- Average Fair Value Per Share	Weighted- Average Intrinsic Value Per Share
March 31, 2005	515,140	$0.40	$1.66	$1.26
June 30, 2005	22,500	0.54	4.16	3.62
September 30, 2005	78,718	0.54	5.42	4.88
December 31, 2005	29,750	0.54	7.48	6.94

Stock-Based Compensation After Adoption of SFAS 123(R) (Unaudited)

Effective January 1, 2006, the Company adopted SFAS 123(R), Share-Based Payment, using the prospective transition method, which requires the measurement and recognition of compensation expense for all share-based payment awards granted, modified and settled to the Company's employees and directors after January 1, 2006. The Company's financial statements as of and for the nine months ended September 30, 2006 reflect the impact of SFAS 123(R). In accordance with the prospective transition method, the Company's financial statements for prior periods have not been restated to reflect and do not include, the impact of SFAS 123(R). Stock-based compensation expense recognized during the nine months ended September 30, 2006 includes:

  •
  Compensation expense for stock-based awards granted to employees subsequent to January 1, 2006 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R) of $791,930;

  •
  Amortization of deferred stock-based compensation based on the intrinsic value method for stock options granted to employees prior to January 1, 2006 of $228,905; and

  •
  Compensation expense for stock-based awards granted to non-employees prior and subsequent to January 1, 2006 that were earned during the nine months ended September 30, 2006 of $407,095.

The effect of the change of recording stock-based compensation expense from the original provisions of SFAS 123 to the provisions of SFAS 123(R) for the nine months ended September 30, 2006 is as follows:

Impact from SFAS 123(R)	Nine Months Ended September 30, 2006
(unaudited)
Operating expenses
Research and development	$285,225
General and administrative	506,705

Total stock-based compensation expense	$791,930

Effect on basic and diluted net loss per common share	$0.30

No income tax benefit has been recognized relating to stock-based compensation expense and no tax benefits have been realized from exercised stock options. The implementation of SFAS 123(R) did not have an impact on cash flows from financing activities during the nine months ended September 30, 2006.

During the nine months ended September 30, 2006, the Company granted stock options to employees to purchase 1,047,724 shares of common stock with a weighted-average grant date fair value of $9.11 per share. As of September 30, 2006, there was total unrecognized compensation costs of $8,709,061 related to these stock options. These costs are expected to be recognized over a period of four years.

The Company estimated the fair value of stock options using the Black-Scholes option valuation model. The fair value of employee stock options is being amortized on a straight-line basis over the requisite service period of the awards. The fair value of employee stock options was estimated using the following weighted-average assumptions for the nine months ended September 30, 2006:

Nine Months Ended September 30, 2006
(unaudited)
Expected volatility	70%
Risk free rate	4.49% to 4.95%
Dividend yield	0%
Expected term (in years)	6.25

The expected term of stock options represents the average period the stock options are expected to remain outstanding and is based on the options vesting term, contractual terms and industry peers as the Company did not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. The expected stock price volatility assumptions for the Company's stock options for the nine months ended September 30, 2006 were determined by examining the historical volatilities for industry peers, as the Company did not have any trading history for the Company's common stock. The Company will continue to analyze the historical stock price volatility and expected term assumption as more historical data for the Company's common stock becomes available. The risk-free interest rate assumption is based on the U.S. Treasury instruments whose term was consistent with the expected term of the Company's stock options. The expected dividend assumption is based on the Company's history and expectation of dividend payouts.

In addition, SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience. Prior to the adoption of SFAS 123(R), the Company accounted for forfeitures as they occurred.

Non-Employee Stock-based Compensation

During the periods ended December 31, 2004 and 2005, and September 30, 2006, the Company granted 20,000, 39,750 and 51,000 shares of common stock at exercise prices ranging from $0.40 to $11.20 per share in exchange for services from consultants. Stock-based compensation expense related to stock options granted to non-employees is recognized as the stock options are earned. The Company believes that the estimated fair value of the stock options is more readily measurable than the fair value of the services rendered.

The fair value of the stock options granted to non-employees is calculated at each reporting date using the Black-Scholes options pricing model using the following assumptions:

	Year Ended December 31,			September 30,
	2003	2004	2005	2005	2006
				(unaudited)
Risk-free interest rate	4.58%	4.47%	4.44%	4.4%	4.72%
Expected life (in years)	10	10	10	10	10
Dividend yield	0%	0%	0%	0%	0%
Expected volatility	70%	70%	70%	70%	70%

The stock-based compensation expense will fluctuate as the estimated fair value of the common stock fluctuates. In connection with the grant of stock and stock options to non-employees, the Company recorded stock-based compensation charges of $12,034, $44,698, $153,448 and $620,156 for the years ended December 31, 2003, 2004, 2005, and cumulatively, for the period from June 13, 2002 (Inception) to September 30, 2006 (unaudited), respectively. The Company recorded non-employee stock-based compensation charges of $95,187 and $407,095 for the nine months ended September 30, 2005 and September 30, 2006 (unaudited), respectively.

9. Income Taxes

 Due to the Company's operating loss, there was no provision for federal or state income taxes for the years ended December 31, 2003, 2004 and 2005. The tax effects of temporary differences and carry-forwards that give rise to significant portions of the deferred tax assets are as follows:

	December 31,
	2004	2005
Deferred tax assets:
Net operating loss carryforwards	$3,454,000	$8,159,000
Research & development credit carryforwards and other	767,000	1,638,000
Capitalized start-up costs	2,479,000	3,148,000
Other	(3,000)	105,000

	6,697,000	13,050,000
Valuation allowance	(6,697,000)	(13,050,000)

Net deferred tax assets	$—	$—

The Company has established a full valuation allowance against its deferred tax assets due to the uncertainty surrounding realization of such assets. The valuation allowance increased $1,934,000, $3,856,000 and $6,353,000 during the years ended December 31, 2003, 2004 and 2005, respectively.

As of December 31, 2005, the Company had net operating loss carry-forwards of approximately $20.5 million available to reduce future taxable income, if any, for federal and California state income tax purposes. The federal net operating loss carry-forward begins expiring in 2023, and state net operating loss carry-forward begins expiring in 2014.

As of December 31, 2005, the Company had research and development credit carry-forwards of approximately $967,000 and $1.0 million available to reduce future taxable income, if any, for federal and California state tax purposes, respectively. The federal credit carry-forwards begin expiring in 2023, and the state credits carry-forward indefinitely.

The Tax Reform Act of 1986 limits the use of net operating loss carry-forwards in certain situations where changes occur in the stock ownership of a company. In the event the Company has had a change in ownership, utilization of the carry-forwards could be limited.

10. Related Party Transactions:

 Since its inception through September 2004, the Company's then president and chief executive officer was an employee of The Foundry, Inc., which provided management services and office space to the Company. The Company reimbursed The Foundry for salary and other expenses on a monthly basis. Total expenses incurred for those transactions were $271,790 and $163,594 for the years ended December 31, 2003 and 2004, respectively.

11. Employee Benefit Plans

 The Company adopted a 401(k) Profit Sharing Plan and Trust covering substantially all of its employees. Company contributions to the plan are discretionary and as of December 31, 2005, no contributions have been made.

12. Subsequent Event

One for Two Reverse Stock Split

On October 12, 2006, the Board of Directors approved a 1-for-2 reverse stock split of the Company's common stock and redeemable convertible preferred stock to become effective upon the filing of an Amended and Restated Certificate of Incorporation before the effectiveness of the registration statement to be filed in connection with the Company's proposed initial public offering. Such Amended and Restated Certificate of Incorporation will also provide for the automatic conversion of the then outstanding shares of redeemable convertible preferred stock into shares of common stock. All share and per share amounts included in the Company's financial statements have been adjusted to reflect this stock split for all periods presented.

Amendment to Equity Incentive Plan

On January 10, 2007, the Board of Directors approved an increase of 275,000 shares to the authorized number of shares under our 2006 Equity Incentive Plan, increasing the total authorized number of shares from 125,000 shares to 400,000 shares.

XTENT Custom NX DES Systems: Designed to transform the treatment of arterial lesions Innovative stent deployment XTENT Custom NX DES Systems are desgned to enable physicians to customize stent length during the procedure and treat multiple lesions using a single catheter. Physicians first direct the catheter to a targeted lesion (Figure 1) and choose the length of stent they want to deploy. Then, they can reset and redirect the catheter to another lesion (Figure 2) and deploy a second stent of custom length. This process can be repeated until a maximum of 60 mm of stent is distributed. Advanced stent design Interdigitation Separation Flexibility XTENT Custom NX DES Systems utilize a proprietary stent design that is comprised of multiple 6 mm segments that are interdigitated and designed to be separated at the site of the lesion to deploy a stent of custom length. The stent is designed to deliver enhanced flexibility, allowing an artery to maintain its natural shape and curvature as well as move and flex with the contractions of the heart. Caution: XTENT Custom NX DES Systems have not been approved for sale by any regulatory authority.

4,700,000 Shares

XTENT, INC.

Common Stock

PROSPECTUS

Until                            , 2007 all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Piper Jaffray

Cowen and Company

Lazard Capital Markets

RBC Capital Markets

                           , 2007

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered hereby. All amounts are estimates except the SEC Registration Fee, the NASD filing fee and NASDAQ Global Market listing fee.

Amount to be Paid
SEC registration fee	$10,411
NASD filing fee	10,850
NASDAQ Global Market listing fee	100,000
Blue Sky fees and expenses	10,000
Printing and engraving expenses	200,000
Legal fees and expenses	800,000
Accounting fees and expenses	1,000,000
Transfer agent and registrar fees	5,000
Miscellaneous	13,739

Total	$2,150,000

*  To be filed by amendment.

ITEM 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

Our amended and restated certificate of incorporation provides that we may indemnify directors and officers to the fullest extent permissible under Delaware law. In addition, Article IX of our amended and restated certificate of incorporation provides that the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law.

Our bylaws provides for the indemnification of officers, directors and third parties acting on our behalf to the fullest extent permissible under Delaware law if such person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

We have entered into indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our bylaws, and intend to enter into indemnification agreements with any new directors and executive officers in the future.

The Purchase Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of us and our executive officers and directors, and by us of the underwriters for certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the underwriters for inclusion in the registration statement.

We have purchased and intend to maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

See also the undertakings set out in response to Item 17 herein.

ITEM 15. Recent Sales of Unregistered Securities.

In the past three years, we have issued and sold the following securities (as adjusted for the 2-for-1 reverse stock split):

1.    From February 3, 2004 through December 15, 2006, we granted to our employees and consultants options to purchase an aggregate of 3,001,322 shares of our common stock under our 2002 Stock Plan at prices ranging from $0.40 to $12.32 per share for an aggregate purchase price of $6,358,691.

2.    On February 1, 2005, we granted to one of our consultants a stand-alone option to purchase 12,500 shares of our common stock at $0.40 per share for an aggregate purchase price of $5,000.

3.    From April 19, 2004 to December 27, 2006, we issued and sold to our employees, directors and consultants an aggregate of 1,514,458 shares of our common stock pursuant to option exercises under our 2002 Stock Plan at prices ranging from $0.20 to $3.50 per share for an aggregate purchase price of $577,351.

4.    On May 27, 2005, we issued and sold to one of our consultants 9,375 and 781 shares of our common stock pursuant to stand-alone option exercises at $0.20 and $0.40 per share, respectively, for an aggregate purchase price of $2,187.

5.    Between February 9, 2005 and January 26, 2006 we issued and sold to 29 accredited investors an aggregate of 4,684,892 shares of Series C convertible preferred stock at a purchase price per share of $5.42 for an aggregate purchase price of $25,392,161.

6.    On May 5, 2006 and June 13, 2006 we issued and sold to 49 accredited investors an aggregate of 3,370,758 shares of Series D convertible preferred stock at a purchase price per share of $8.90 for an aggregate purchase price of $29,999,875.

The issuance of the above securities were deemed to be exempt from registration under the Securities Act with respect to items 2, 4, 5 and 6 above in reliance on Section 4(2) of the Securities Act, or Rule 506 of Regulation D promulgated thereunder, as transactions by an issuer not involving any public offering, and with respect to items 1 and 3 above in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the stock certificates and option agreements issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16. Exhibits and Financial Statement Schedules.

(a)
Exhibits.

Exhibit Number		Description
1.1		Form of Purchase Agreement.
3.1		Amended and Restated Certificate of Incorporation of the Registrant (Delaware) as currently in effect.
3.2	**	Amended and Restated Certificate of Incorporation of the Registrant (Delaware) to be effective upon closing of this offering.
3.3	**	Bylaws of the Registrant as currently in effect.
3.4	**	Amended and Restated Bylaws of the Registrant to be effective upon the closing of this offering.
4.1	**	Specimen Common Stock certificate of the Registrant.
5.1		Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10.1	**	Form of Indemnification Agreement for directors and executive officers.
10.2	**	2002 Stock Plan and form of stock option agreements used thereunder.
10.3		2006 Equity Incentive Plan and form of stock option agreement used thereunder.
10.4		2006 Employee Stock Purchase Plan.
10.5	**	Amended and Restated Investor Rights Agreement dated May 5, 2006 by and among the Registrant and certain stockholders, as amended immediately prior to this offering.
10.6	**	Business Park Lease dated September 15, 2003, as amended November 22, 2005, by and between the Registrant and 125 Constitution Associates, L.P. for office space located at 125 Constitution Drive, Menlo Park, California, 94025-1118.
10.7	†**	License Agreement dated May 4, 2004 as amended February 9, 2005, by and between the Registrant, Biosensors International Group, Ltd. (formerly Sun Biomedical, Ltd.), and Occam International, B.V.
10.8	†**	Master License Agreement dated December 30, 2002, as amended June 30, 2006, by and between the Registrant and SurModics, Inc.
10.9	**	License Agreement dated July 10, 2006 by and between the Registrant and Millimed A/S.
23.1		Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
23.2		Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (See Exhibit 5.1).
24.1	**	Power of Attorney

**  Previously filed.

†    Pursuant to a request for confidential treatment, portions of this Exhibit have been redacted from the publicly filed document and have been furnished separately to the SEC as required by Rule 406 under the Securities Act.

(b)
Financial Statements Schedules—All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

ITEM 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Purchase Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)    For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(2)    For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser to the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchasers and will be considered to offer or sell such securities to such purchaser:

  (i)    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

  (ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

  (iii)    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

  (iv)    Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(3)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933, shall be deemed to be part of this registration statement as of the time it was declared effective.

(4)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Menlo Park, State of California, on the 11th day of January, 2007.

XTENT, Inc.
By:	/s/ TIMOTHY D. KAHLENBERG Timothy D. Kahlenberg Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ GREGORY D. CASCIARO* Gregory D. Casciaro	President, Chief Executive Officer and Director (Principal Executive Officer)	January 11, 2007
/s/ TIMOTHY D. KAHLENBERG Timothy D. Kahlenberg	Chief Financial Officer (Principal Accounting Officer)	January 11, 2007
/s/ HENRY A. PLAIN, JR.* Henry A. Plain, Jr.	Director, Chairman of the Board	January 11, 2007
/s/ ROBERT C. BELLAS, JR.* Robert C. Bellas, Jr.	Director	January 11, 2007
/s/ MICHAEL A. CARUSI* Michael A. Carusi	Director	January 11, 2007
/s/ PATRICK F. LATTERELL* Patrick F. Latterell	Director	January 11, 2007
/s/ EDWARD W. UNKART* Edward W. Unkart	Director	January 11, 2007
/s/ ALLAN R. WILL* Allan R. Will	Director	January 11, 2007
* /s/ TIMOTHY D. KAHLENBERG Timothy D. Kahlenberg Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number		Description
1.1		Form of Purchase Agreement.
3.1		Amended and Restated Certificate of Incorporation of the Registrant (Delaware) as currently in effect.
3.2	**	Amended and Restated Certificate of Incorporation of the Registrant (Delaware) to be effective upon closing of this offering.
3.3	**	Bylaws of the Registrant as currently in effect.
3.4	**	Amended and Restated Bylaws of the Registrant to be effective upon the closing of this offering.
4.1	**	Specimen Common Stock certificate of the Registrant.
5.1		Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10.1	**	Form of Indemnification Agreement for directors and executive officers.
10.2	**	2002 Stock Plan and form of stock option agreements used thereunder.
10.3		2006 Equity Incentive Plan and form of stock option agreement used thereunder.
10.4		2006 Employee Stock Purchase Plan.
10.5	**	Amended and Restated Investor Rights Agreement dated May 5, 2006 by and among the Registrant and certain stockholders, as amended immediately prior to this offering.
10.6	**	Business Park Lease dated September 15, 2003, as amended November 22, 2005, by and between the Registrant and 125 Constitution Associates, L.P. for office space located at 125 Constitution Drive, Menlo Park, California, 94025-1118.
10.7	†**	License Agreement dated May 4, 2004, as amended February 9, 2005, by and between the Registrant, Biosensors International Group, Ltd. (formerly Sun Biomedical, Ltd.), and Occam International, B.V.
10.8	†**	Master License Agreement dated December 30, 2002, as amended June 30, 2006, by and between the Registrant and SurModics, Inc.
10.9	**	License Agreement dated July 10, 2006 by and between the Registrant and Millimed A/S.
23.1		Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
23.2		Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (See Exhibit 5.1).
24.1	**	Power of Attorney

**  Previously filed.

†    Pursuant to a request for confidential treatment, portions of this Exhibit have been redacted from the publicly filed document and have been furnished separately to the SEC as required by Rule 406 under the Securities Act.

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TABLE OF CONTENTS
SUMMARY
RISK FACTORS
Risks Related to Our Business
Risks Related to Our Intellectual Property
Risks Related to Commercialization
Risks Related to Our Industry
Risks Related to Our Operations
Risks Related to this Offering
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
Patient Characteristics
Efficacy Results
Patients Characteristics
Efficacy Results
SCIENTIFIC ADVISORY BOARD
MANAGEMENT
COMPENSATION DISCUSSION AND ANALYSIS
RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
XTENT, INC. INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
XTENT, INC. (a development stage company) BALANCE SHEETS
XTENT, INC. (a development stage company) STATEMENTS OF OPERATIONS
XTENT, INC. (a development stage company) STATEMENTS OF STOCKHOLDERS DEFICIT
XTENT, INC. (a development stage company) STATEMENTS OF CASH FLOWS
XTENT, INC. (a development stage company) NOTES TO FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX